FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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Banco Santander Central Hispano, S.A.

Item

1	Press release dated July 27, 2005, entitled, “Grupo Santander net attributable income increases 35.2% to EUR 2,551 million in the first half of 2005.”
2	Presentation dated July 27, 2005, entitled, “Activity and Results First half 2005.”
3	Santander Group First Half 2005 Financial Report.
4	Santander Group First Half 2005 Results.

Item 1

Press Release

Grupo Santander net attributable income
increases 35.2% to EUR 2,551 million
in the first half of 2005

The first half was highlighted by the strength of retail business, both in Spain andLatin America, placing earnings in line with the year-end objective of more than EUR 5 billion in profit.

Abbey contributed EUR 321 million to net attributable income, with increased sales, stable revenuesand cost-savings. Without Abbey, profit for the Group increased 18.2%.

The EUR 717-million extraordinary capital gain from the sale of 2.57% of The Royal Bank of Scotland was offset by a provision that will be allocated in the course of the year and thus had no effect on results.

Increased profit is based on high business growth, with a 20% increase in lending and a 17% increase in deposits, without Abbey, higher rates than those of the first quarter.

In continental Europe, net operating income rose 18.1% and net attributable income 40.6% (to EUR 1,554 million) thanks to growth of 17% in lending and 9% in deposits.

In Latin America, net operating income rose 28.4% and attributable income 21.3% in US dollars (to US$1,156 million), its operating currency, backed by an increase of 20% in lending and of 15% in deposits in local currency.

Cost control has led to a 0.6 percentage point improvement in the efficiency ratio, to 44.4%. If Abbey is included, the efficiency ratio is 48.4% for the Group.

The NPL ratio, excluding Abbey, fell by 0.15 percentage points, to 1.13%, with coverage increasing 39 points from June 2004 to 219%. The NPL ratio for the Group as a whole is 1.00%, with coverage of 175%.

Madrid, July 27th, 2005 - Grupo Santander registered net attributable income of EUR 2,551 million in the first half of 2005, an increase of 35.2% from the same period in 2004. In the second quarter of this year the Group registered net attributable income of EUR 1,366 million, 15% more than in the first quarter.

Abbey, consolidated for the first time in the earnings statement (consolidated on the balance sheet at the end of 2004) contributed EUR 321 million in profit during the first half. Without Abbey, Grupo Santander‘s income would have increased 18.2% from the same period last year. During this period, the Group sold a 2.57% stake in The Royal Bank of Scotland, yielding capital gains of EUR 717 million. This capital gain was offset by a provision for contingencies which will be allocated in the course of the year and thus does not affect attributable income. Capital gains of EUR 359 million in the first half of 2004 were assigned to extraordinary write-offs at the end of the year, and thus also do not affect those results.

Grupo Santander has drawn up its 2005 financial statements following the new international financial reporting standards (IFRS) and has restated all the information for 2004 in line with these criteria. The application of these standards involves changes in accounting principles, the presentation of statements and the structure of business areas.

The performance of Grupo Santander in the first half of 2005 was marked by significant growth in business activity - and therefore in revenue - from retail banking in Europe and Latin America. This growth came hand in hand with cost control and a reduction in loan-loss provisions, as the limit for generic provisions had already been reached in some units. This combination of higher revenue with cost control and a reduced need for provisions enabled income to grow by more than 18% without Abbey and more than 35% when Abbey is included.

Grupo Santander results H1’05
EUR million

	H1’05 w/o Abbey	% change on H1’04	H1’05 with Abbey	% change on H1’04

Commercial revenue	6,983	+8.7	8,600	+33.9

Gross operating income	7,665	+8.5	9,478	+34.2

Operating costs	-3,935	+6.3	-5,206	+40.7

Net operating income	3,809	+10.5	4,368	+26.7

Loan-loss provisions	-513	-32.8	-672	-12.1

Ordinary PBT	2,998	+19.8	3,459	+38.2

Ordinary attributable income	2,230	+18.2	2,551	+35.2

Earnings

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2

Growth in business activity helped push net interest income to EUR 5,008 million in the first half of 2005, up 29.7% (6.7% excluding Abbey) from the same period in 2004. The increases in fee income and insurance (+7.8%) and income from equity-accounted holdings (+59%) generated commercial revenue of EUR 8,600 million euros, up 33.9% (8.7% without Abbey). Trading gains rose to EUR 879 million, growth of 36.7% (6% without Abbey), putting net operating revenue at EUR 9,478 million, an increase of 34.2% (8.5% excluding Abbey).

Grupo Santander‘s overall personnel and general expenses account for 48.4% of revenue, whilst for the Group without Abbey the efficiency ratio would be 44.4%, an improvement of 0.6 point from a year earlier. This is due to the fact that operating expenses grew at a rate of 6.3%, whilst revenue increased by 8%, in both cases without Abbey. This enabled net operating income to grow 10.5% without Abbey and 26.7% for the Group as a whole.

Provisions amounted to EUR 693 million, a drop of 17.3% (-36.3% without Abbey). Most of this item (EUR 672 million) stems from loan-loss provisions, which were reduced by 12.1% (-32.8% without Abbey). The drop in these provisions is due to high credit quality, heavy provisions made in previous years in applying the Bank of Spain‘s norms, bringing us back to provisions more in line with the business risk involved, and lower provisions for country risk.

Main units Europe H1’05
EUR Mill. and % on H1’04

Gross operating income: 4,639; +11.1%

SAN Network	1,890	+8.0%

Banesto	885	+8.0%

Santander Consumer	765	+22.8%

Portugal	507	+11.0%

Other*	593	+12.4%

(*) Private Banking, Asset Manegement and Global Wholesale Banking

Net operating income: 2,673; +18.1%

SAN Network	1,024	+15.8%

Banesto	557	+15.3%

Santander Consumer	508	+24.8%

Portugal	258	+22.0%

Other*	326	+17.1%

(*)Private Banking, Asset Manegement and Global Wholesale Banking

Attributable income: 1,554; +40.6%

SAN Network	656	+45.9%

Banesto	259	+15.5%

Santander Consumer	237	+45.8%

Portugal	172	+40.0%

Other*	230	+57.2%

(*)Private Banking, Asset Manegement and Global Wholesale Banking

Comunicación Externa Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 1039

3

These provisions, together with other losses amounting to EUR 217 million, resulted in income before taxes of EUR 3,459 million, up 38.2% (19.8% excluding Abbey). Under “other income”, a profit of EUR 717 million is included following the sale of 2.57% of The Royal Bank of Scotland and the setting-up of a contingency fund for the same amount. Therefore, this sale has no impact on final earnings.

The Group‘s first half net attributable income after taxes and minority interests was EUR 2,551 million, an increase of 35.2%. Excluding Abbey, income would have been 2,230 million, an increase of 18.2%. Of these earnings, 56% were generated by the Group‘s businesses in Continental Europe, 32% from Latin America and 12% from the U.K. (Abbey). Earnings from continental Europe improved 40.6% and Latin America again registered growth in euros of 15.7%.

Principal countries in Latin America H1’05
US$ Mill. and % on H1’04

Gross operating income: 4,069; +21.8%

Brazil	1,567	+25.0%

Mexico	937	+22.8%

Chile	647	+21.2%

Other countries	786	+16.7%

S. Private Banking	133	+13.5%

Net operating income: 1,876; +28.4%

Brazil	711	+24.2%

Mexico	393	+25.8%

Chile	355	+42.7%

Other countries	342	+30.0%

S. Private Banking	75	+18.0%

Attributable income: 1,156; +21.3%

Brazil	408	+12.8%

Mexico	243	+23.4%

Chile	201	+52.8%

Other countries	235	+12.4%

S. Private Banking	69	+27.4%

Business

The volume of funds managed by Grupo Santander amounted to EUR 881,325 million at the close of the first half, growth of 81.2% from a year earlier, which would have been 20.5% without Abbey. Of these overall resources, EUR 729,139 million is on the balance sheet, and the remainder off-balance sheet customer funds such as mutual funds and pensions.

The consolidation of Abbey caused a quantitative leap in business figures, doubling the amount of loans and increasing customer managed funds by 79.0%. But it was also a qualitative leap, contributing greater geographical diversity in risk, with 47% of loans in continental Europe, 42% in the U.K. and the remaining 11% in Latin America.

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4

Grupo Santander‘s gross lending amounted to EUR 398,864 million at the close of the first half of 2005, up 103.7%. Without Abbey, lending volume reached EUR 233,642 million, an increase of 19.8%, discounting the effect of securitisations. Lending to other resident sectors rose 18.4%, reflecting business activity in Spain, with 24% growth in mortgage lending. Lending to the non-resident sector grew 22.8%.

Lending rose 17% in continental Europe, across all countries and units. Business in the Santander branch network in Spain increased 16%, in Banesto 24%, in Portugal 8% and in Santander Consumer 36%. In turn, Latin America improved 33% in euros and 20% in local currencies, with strong growth in the main countries in their respective currencies: Brazil (30%), Mexico (25%) and Chile (14%).

Total managed customer funds amounted to EUR 638,772 million at the end of the first half of 2005, an increase of 79.1% compared to last year. Without Abbey, this figure would be EUR 414,184 million (+16.1%). Balance sheet resources, without Abbey, grew 17.6% to EUR 278,298 million, whilst off-balance sheet items (basically mutual funds and pensions) rose 13.2%, to EUR 135,886 million. Between June 2004 and June 2005, mutual funds increased 10.3%, pension plans 22.1% and managed portfolios, 20.4%.

Business growth

Continental Europe

Variation Jun’05/Jun’04

(% in euros)

	Loans*	Customer funds**

SAN Network	+16%	+8%

Banesto	+24%	+13%

Santander Consumer	+36%	+20%

Portugal	+8%	+10%

(*) Including securitised loans

(**) Deposits without REPOs, investment funds and pension funds

Latin America

Variation Jun’05/Jun’04

(% in local currency)

	Loans	Customer funds*

Brazil	+30%	+25%

Mexico	+25%	+19%

Chile	+14%	+22%

(*) Deposits without REPOs; investment funds and pension funds

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5

In continental Europe, customer funds under management amounted to EUR 250,444 million, an increase of 9%. In Spain, which accounts for more than 80%, customer funds under management rose by 10% to EUR 204,606 million. The Group remains the leader in mutual funds in Spain, with a market share of around 26%, and is in second place in Portugal, with a market share of 18.3%.

In Latin America, customer funds amounted to EUR 106,931 million, growth of 15% without the exchange rate effect. In deposits less securitisations, all countries registered double-digit growth, especially Brazil (+39%), whilst Mexico and Chile increased by 15% and 30%, respectively. Mutual funds grew 20%, with noteworthy increases in Argentina, Mexico, Colombia and Puerto Rico. In pension plans, overall growth was 17%.

Abbey

The acquisition of Abbey was completed on 12th November 2004, with just its balance sheet consolidated in Grupo Santander at year-end. Abbey‘s earnings have been included in those of Santander since January this year.

In the first months of this year, Abbey is meeting the management priorities set for 2005: increased sales, stable revenues, cost reduction and a continued low risk profile. The new logo was also adopted, in line with the Grupo Santander image.

The plans to improve sales are based on growth in production of Abbey‘s two main products, mortgages and savings, with margins similar to those obtained in recent months. In the second quarter of the year, increases have been registered of 6% in the number of current accounts, 14% in the number of credit cards granted and 11% in the balance of personal loans in comparison with the same period last year.

Abbey‘s market share in gross mortgage business has reached 9.6% versus 8.8% in the previous quarter. This growth in new business has enabled it to absorb the April-June repayments, with an increase in its portfolio balance, curbing the drop in previous quarters. In savings, Abbey has managed to improve its net market share of new deposits versus the first quarter.

Total lending reached EUR 165,223 million and customer funds under management (excluding repos) EUR 259.316 million, both slight increases during the quarter. This increase in business translated into an improving trend in revenues in recent quarters. The most recent quarter represents a 7% increase in pounds on the first quarter of the year.

Cost-reduction is proving better than the initial estimates of a £150 million reduction in the year as a whole. This is the second consecutive quarter in which costs have fallen, after deducting those resulting from restructuring, and are now below £400 million in a quarter for the first time in many years.

Management and capital ratios

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6

The expansion of the Group’s lending activity came with a drop in the NPL ratio, meaning that the ratios of NPLs and doubtful loans reached an all-time low at the end of the first half of 2005. Grupo Santander’s NPL rate is 1.00%, with 175% coverage. Excluding Abbey, this rate would show a decrease from 1.28%, at June 30th 2004, to the current 1.13%, with coverage increasing by 39 points, to 219%. Abbey‘s NPL ratio is 0.80%, with coverage at 74%, an improvement over the last quarter.

Management ratios

	Efficiency ratio(*)

H1’04	45.0%	W/out Abbey

H1’05	44.4%(**)	W/out Abbey

H1’05	48.4%	With Abbey

	(*) excluding amortization

(**) - 0.6 p.p. as compared to H1’04

	BIS ratio

Core Cap.	5.35%	With Abbey

Tier I	7.44%	With Abbey

BIS Ratio	12.81%	With Abbey

	NPL ratio

Jun ’04	1.28%	W/out Abbey

Jun ’05	1.13%(*)	W/out Abbey

Jun ’05	1.00%	With Abbey

(*) - 0.15 p.p. as compared to Jun’04

	Coverage ratio

Jun ’04	180%	W/out Abbey

Jun ’05	219%(*)	W/out Abbey

Jun ’05	175%	With Abbey

(*) + 39 p.p. as compared to Jun’ 04

In Spain, the NPL rate is 0.59%, 8 basis points lower than in June 2004, with coverage at 302%, 65 points higher. Consumer finance (Santander Consumer) closed June with a NPL rate of 2.25% and 129% coverage, increases in both items in the quarter. In Latin America, NPLs fell 1.03 points, to 2.17% in the year, whilst coverage increased 37 points, to 181%, in the same period.

The Group‘s eligible capital amounted to EUR 49,238 million at the end of June 2005, with a surplus of EUR 18,484 million over minimum requirements. With this capital base, the BIS ratio is 12.81%, with Tier I at 7.44%.

Comunicación Externa Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 1039

7

The share

Santander shares ended June 2005 at EUR 9.59. In the second half of last year its performance was affected by the takeover offer for Abbey. Between the announcement of the transaction until the end of June, it appreciated by 23%. In the first six months of the year it has appreciated 5%. At the end of June, Santander‘s market capitalisation was EUR 59,979 million, reinforcing its position as the leading bank in the euro zone and ninth in the world.

The Board of Directors has approved the first interim dividend charged to the 2005 earnings, which will be paid on August 1st, amounting to EUR 0.09296, an increase of 12% over the first dividend paid last year on account of the 2004 earnings.

In April, the Bank‘s Board of Directors agreed to appoint Luis Ángel Rojo as an independent external director. Following the death last May of Elías Masaveu, Santander‘s Board comprises 19 members holding 4% of the Bank‘s capital.

Grupo Santander‘s shareholder base increased significantly following the acquisition of Abbey, to 2,528,398 shareholders. 126,500 people work in the Group, serving 63 million customers in 10,099 branches.

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8

Income statement
Million euros
	Jan.-Jun. 05		Jan.-Jun. 04	Variation (%)

	with Abbey	w/o Abbey		with Abbey	w/o Abbey

Net interest income (w/o dividends)	4.799	3.910	3.620	32,58	8,03
Dividends	208	208	242	(13,86)	(13,93)
Net interest income	5.008	4.119	3.862	29,67	6,65
Income from companies accounted for by the equity method	329	328	207	59,15	58,46
Net fees	2.865	2.430	2.276	25,91	6,79
Insurance activity	397	107	77	414,91	38,11
Commercial revenue	8.600	6.983	6.422	33,92	8,75
Gains (losses) on financial transactions	879	682	643	36,66	5,97
Gross operating income	9.478	7.665	7.065	34,17	8,50
Income from non-financial services	223	198	191	16,93	4,11
Non-financial expenses	(77)	(69)	(81)	(5,36)	(14,60)
Other operating income	(50)	(50)	(27)	84,15	84,15
Operating costs	(5.206)	(3.935)	(3.700)	40,70	6,34
General administrative expenses	(4.717)	(3.521)	(3.291)	43,33	7,00
Personnel	(2.833)	(2.178)	(2.054)	37,92	6,00
Other administrative expenses	(1.883)	(1.344)	(1.236)	52,33	8,67
Depreciation and amortisation	(489)	(414)	(409)	19,58	1,02
Net operating income	4.368	3.809	3.447	26,73	10,52
Impairment loss on assets	(693)	(534)	(838)	(17,35)	(36,29)
Loans	(672)	(513)	(765)	(12,07)	(32,84)
Goodwill	—	—	(2)	(100,00)	(100,00)
Other assets	(21)	(21)	(71)	(71,11)	(71,11)
Other income	(217)	(277)	(106)	105,37	162,72
Income before taxes (ordinary)	3.459	2.998	2.503	38,18	19,77
Corporate income tax	(649)	(509)	(420)	54,51	21,27
Net income from ordinary activity	2.810	2.489	2.083	34,89	19,47
Net income from discontinued operations	1	1	3	(75,12)	(75,12)
Net consolidated income (ordinary)	2.811	2.490	2.087	34,70	19,32
Minority interests	260	260	200	30,12	30,12
Attributable income to the Group (ordinary)	2.551	2.230	1.887	35,19	18,17

Customer loans
Million euros
	30.06.05		30.06.04	Variation (%)

	with Abbey	w/o Abbey		with Abbey	w/o Abbey

Public sector	3.992	3.992	6.382	(37,44)	(37,44)
Other residents	137.269	137.269	114.216	20,18	20,18
Secured loans	67.995	67.995	53.388	27,36	27,36
Other loans	69.274	69.274	60.828	13,88	13,88
Non-resident sector	257.603	92.380	75.232	242,41	22,79
Secured loans	161.077	23.629	20.432	688,37	15,65
Other loans	96.526	68.751	54.801	76,14	25,46
Gross loans and credits	398.864	233.642	195.831	103,68	19,31
Credit loss allowance	7.340	6.369	5.108	43,69	24,67
Net loans and credits	391.524	227.273	190.722	105,28	19,16
Pro memoria: Doubtful loans	4.280	2.962	3.009	42,22	(1,57)
Public sector	1	1	1	(43,81)	(43,81)
Other residents	973	973	903	7,73	7,73
Non-resident sector	3.306	1.988	2.105	57,07	(5,54)

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9

Customer funds under management
Million euros
	30.06.05		30.06.04	Variation (%)

	with Abbey	w/o Abbey		with Abbey	w/o Abbey

Public sector	14.555	14.555	10.504	38,57	38,57
Other residents	81.827	81.827	84.631	(3,31)	(3,31)
Demand deposits	48.454	48.454	44.753	8,27	8,27
Time deposits	18.436	18.436	21.597	(14,64)	(14,64)
REPOs	14.938	14.938	18.281	(18,29)	(18,29)
Non-resident sector	201.996	92.617	75.402	167,89	22,83
Demand deposits	111.965	33.698	28.092	298,56	19,95
Time deposits	74.746	46.736	37.349	100,13	25,13
REPOs	11.613	8.563	7.424	56,43	15,34
Public Sector	3.672	3.620	2.536	44,76	42,72
Customer deposits	298.379	189.000	170.538	74,96	10,83
Debt securities	119.513	68.437	48.196	147,97	42,00
Subordinated debt	22.915	12.861	12.220	87,52	5,24
Insurance liabilities	45.779	8.000	5.658	709,04	41,38
On-balance-sheet customer funds	486.586	278.298	236.613	105,65	17,62
Mutual funds	100.642	99.040	89.773	12,11	10,32
Pension plans	39.495	24.797	20.316	94,40	22,05
Managed portfolios	12.049	12.049	10.005	20,43	20,43
Off-balance-sheet customer funds	152.186	135.886	120.094	26,72	13,15

Customer funds under management	638.772	414.184	356.708	79,07	16,11

Shareholders’ equity and capital ratios
Million euros
			Variation

	30.06.05	30.06.04	Amount	%	31.12.04

Capital stock	3.127	2.384	743	31,16	3.127
Additional paid-in surplus	20.370	8.721	11.649	133,58	20.370
Reserves	8.619	6.748	1.871	27,73	6.949
Treasury stock	(0)	(21)	20	(97,89)	(104)
On-balance-sheet shareholders’ equity	32.116	17.832	14.284	80,10	30.342
Net attributable income	2.551	2.246	305	13,58	3.606
Interim dividend distributed	—	—	—	—	(792)
Shareholders’ equity at period-end	34.667	20.079	14.589	72,66	33.156
Interim dividend not distributed	(581)	—	(581)	—	(1.046)
Shareholders’ equity	34.086	20.079	14.007	69,76	32.111
Valuation adjustments	3.004	1.517	1.487	97,99	1.778
Minority interests	2.462	1.993	469	23,50	2.085
Preferred securities	8.555	3.917	4.638	118,41	7.623
Shareholders’ equity and minority interests	48.107	27.506	20.601	74,90	43.596

Basic capital	28.609	17.636	10.973	62,22	24.419
Supplementary capital	20.628	8.582	12.046	140,36	19.941
Computable capital (BIS criteria)	49.238	26.218	23.020	87,80	44.360
Risk-weighted assets (BIS criteria)	384.428	217.111	167.317	77,07	340.946
BIS ratio	12,81	12,08	0,73		13,01

Tier 1	7,44	8,12	(0,68)		7,16
Cushion (BIS ratio)	18.484	8.849	9.634	108,87	17.084

Comunicación Externa Ciudad Grupo Santander – Edif. Arrecife, 2ª Planta 28660 Boadilla del Monte (Madrid) Telf. 34 91 289 5211 - Fax 34 91 257 1039

10

Item 2

ACTIVITY AND RESULTS

First Half 2005

July 27, 2005

2
Important information

Banco Santander Central Hispano, S.A. (“Santander”) cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological develo pments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity.

Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Note: The financial data for year 2004 has been stated under IFRS criteria and according to the new structure of the Group’s business segments. These figures have not been audited and therefore, may be subject to change.

3
Index

•	Grupo Santander’s performance H1’05

•	Business areas’ performance H1’05

•	Conclusions

4

First half key highlights

- Europe: maintaining strong growth in revenues and income
- Abbey: surpassing our initial estimates in revenues and costs
- LatAm: maintaining robust growth in activity and results, driven by retail banking

Change in activity - Group (ex-Abbey)

- +20% in loans
- +17% in funds w/o REPOs

Attributable income*

- EUR 2,551 million

(*) The capital gains (EUR 717 million) from the sale of RBS do not affect the final result

5

Ordinary attributable income by quarters

Second quarter results set a new record with and without Abbey

Ordinary attributable income* w/out Abbey
EUR Mill.
856
1,031
948
771
1,032
1,198
Q1'04
Q2
Q3
Q4
Q1'05
Q2
Average: 901
+24%
Average : 1,115

Attrib. inc. with Abbey
EUR Mill.
1,185
153
1,366
168
Q1'05
Q2'05
Abbey

(*) Net effect of extraordinary capital gains and allowances has been eliminated

Note: 2004 does not include the capital gains: Q2, 359 million; Q3, 472 million. In 2005 the capital gains from the sale of RBS do not affect results (717 million)

6

H1'05 attributable income

Second quarter results places H1'05 attributable income in line with the goal of surpassing EUR 5,000 mill. for the year

EUR Mill.
2,246
359*
1,887
+35.2%
+18.2%
2,551
321
2,230
Accounting H1'04
Capital gains
Ordinary H1'04
H1'05
Abbey

2005 attributable income is not affected by the capital gains (EUR 717 million) from the sale of RBS in January

(*) Assigned at 2004 year end to extraordinary allowances

7

Earnings growth key highlights (ex-Abbey)

Earnings growth supported by the operating business areas

EUR Mill.
1.887
+678
+20%
+269
-36%
-376
-228
2.230
Ordinary attributable income H1'04
Net operating income operating areas
Provisions operating areas
Taxes & others operating areas*
Financial management and Equity stakes
Attributable income H1'05

(*) Higher taxes of operating business areas = 292 million

8

Net operating inc. of operating business areas (ex-Abbey)

Positive evolution by geographic areas and businesses

Operating business areas net operating income (ex-Abbey)

EUR Mill.
3,454
+20%
4,132
H1'04
H1'05

% change in EUR by segments

Geographical	
■ Continental Europe	+18.1%
■ Latin America	+22.6%
Total operating areas	**+19.6%**
By businesses	
■ Retail Continental Europe	+18.5%
■ Retail Latin America	+23.8%
■ Asset Management and Insurance	+38.5%
■ Global Wholesale Banking	+11.7%

9

Allowances for loan losses (ex-Abbey)

EUR Mill.

Lower allowances in 2005 due to a reduction in generic provisions and country-risk. Credit cost remains stable

Allowances (ex-Abbey)

Total allowances
765
-32.8%
513
208
270
Specific*
H1'04
H1'05
Credit cost**
0.21%
0.23%

Allowances (w/out country risk)

Average '04: EUR 372
309
417
407
354
250
263
Q1'04
Q2
Q3
Q4
Q1'05
Q2

(*) Specific provisions are net of recoveries

(**) Annualised net specific provisions / loans

10

NPLs and coverage (ex-Abbey)
EUR Mill.

Excellent credit quality, improving ratios over 2004

Jun'05 balances

6,582
Total
3,909
Generic
3,001
2,673
Specific
Non-performing loans
Credit loss allowances

NPL and coverage ratios

219%
181%
1.28%
1.13%
Jun'04
Jun'05
NPLs
Coverage

(*) Including Abbey: NPL 1.00% and coverage 175%

11

Financial Management and Equity Stakes
EUR million

Lower results, mainly due to the negative impact of the structural exchange rate position in trading gains

Change H1’05 o/ H1’04

Trading gains	-279
Other revenues and costs	-37
Net operating income	-316
Attributable income	-228

12

Grupo Santander results H1’05
EUR Mill.

	H1’05 w/o Abbey	% change o/ H1’04	H1’05 with Abbey	% change o/ H1’04

Commercial revenue	6,983	+8.7	8,600	+33.9
Gross operating income	7,665	+8.5	9,478	+34.2
Operating costs	-3,935	+6.3	-5,206	+40.7
Net operating income	3,809	+10.5	4,368	+26.7
Loan-loss provisions	-513	-32.8	-672	-12.1
Ordinary PBT	2,998	+19.8	3,459	+38.2
Ordinary attributable inc.	2,230	+18.2	2,551	+35.2

13
Index

•	Grupo Santander’s performance H1’05

•	Business areas’ performance H1’05

	–	Continental Europe

	–	Latin America

	–	Global Businesses

	–	United Kingdom - Abbey

•	Conclusions

14

Continental Europe

Maintaining our business growth model in Europe: Focus on revenues with cost discipline

Change H1'05 / H1'04

Gross operating income
+11.1%
Costs*
+3.2%
Net operating income
+18.1%
Attributable income
+40.6%

Net operating income

EUR Mill.
1,059
1,204
1,118
1,148
1,301
1,371
Retail Banking
931
1,011
978
995
1,104
1,198
+18.5%
Q1'04
Q2
Q3
Q4
Q1'05
Q2

(*) Personnel + administrative costs + depreciation

15

Balanced revenue growth together with cost control and lower needs for provisions boosts earnings growth

Gross oper. inc.: 4,639; +11.1%	Net oper. inc.: 2,673; +18.1%	Attributable inc.: 1,554 +40.6%

Retail SAN
1,890
+8.0%
1,024
+15.8%
656
+45.9%
Banesto
885
+8.0%
557
+15.3%
259
+15.5%
Santander Consumer
765
+22.8%
508
+24.8%
237
+45.8%
Portugal
507
+11.0%
258
+22.0%
172
+40.0%
Others*
593
+12.4%
326
+17.1%
230
+57.2%

(*) Banif, Asset Management and Insurance and Global Wholesale Banking

16

Santander Central Hispano Retail Banking

Activity

% var. Jun'05 / Jun'04
+16%
+8%
Loans
Funds*

Spreads (%)

3.29
3.27
3.14
3.01
2.98
3.00
1.94
1.90
1.75
1.63
1.58
1.61
1.35
1.37
1.39
1.38
1.40
1.39
Q1'04
Q2
Q3
Q4
Q1'05
Q2
Loans
Deposits
Sum

Efficiency (%)

48.5
44.8
With deprec.
W/out deprec.
41.2
38.6
H1'04
H1'05

NPL and coverage ratios

225%
275%
0.64%
0.59%
Jun'04
Jun'05
NPL
Coverage

(*) Deposits without REPOs + mutual funds + pension plans (includes placed preferred shares)

17

Banesto

Activity

% var. Jun'05 / Jun'04
+24%
+13%
Loans
Funds*

Retail banking spreads (%)

3.35
3.17
3.08
2.96
2.90
2.84
2.03
1.88
1.79
1.70
1.74
1.70
1.32
1.29
1.29
1.26
1.16
1.14
Q1'04
Q2
Q3
Q4
Q1'05
Q2
Loans
Deposits
Sum

Efficiency (%)

46.0
43.2
With deprec.
W/out deprec.
40.5
38.0
H1'04
H1'05

NPL and coverage ratios

350%
284%
0.65%
0.54%
Jun'04
Jun'05
NPL
Coverage

(*) Deposits without REPOs + mutual funds + pension plans

18

Santander Consumer

Activity

% var. Jun'05 / Jun'04
+16%
+12%
+35%
Spain & Portugal
Germany
Italy

Loans spreads (%)

Efficiency (%)

36.1
34.4
With deprec.
33.5
W/out deprec.
31.1
H1'04
H1'05

NPL and coverage ratios

134%
129%
2.05%
2.25%
Jun'04
Jun'05
NPL
Coverage

(*) Deposits without REPOs + mutual funds + pension plans

19

Portugal

Activity

% var. Jun'05 / Jun'04
+8%
+10%
Loans
Funds*

Spreads (%)

3.03
2.92
2.86
2.85
2.86
2.83
1.78
1.71
1.67
1.63
1.64
1.60
1.25
1.21
1.19
1.22
1.22
1.23
Q1'04
Q2
Q3
Q4
Q1'05
Q2
Loans
Deposits
Sum

Efficiency (%)

52.5
48.2
With deprec.
46.6
42.6
W/out deprec.
H1'04
H1'05

NPL and coverage ratios

173%
217%
1.30%
1.38%**
Jun'04
Jun'05
NPL
Coverage

(*) Deposits without REPOs + mutual funds + pension plans

(**) NPL ratio without securitisations: 1.03% in June 05; 1.10% in June 04

20

Index

•	Grupo Santander’s performance H1’05

•	Business areas’ performance H1’05

	–	Continental Europe

	–	Latin America

	–	Global Businesses

	–	United Kingdom - Abbey

•	Conclusions

21

Total Latin America

Strong year on year growth in business that produced growth above 20% in revenues, net operating income and attributable income (US$1,156 mill.)

Change H1'05 / H1'04

In US$
Gross operating income
+21.8%
Costs*
+15.5%
Net operating income
+28.4%
Attributable income
+21.3%

Net operating income

US$ Mill.
Total
Retail Banking LatAm
774
687
730
758
881
994
416
520
480
542
614
599
+15.2%
Q1'04
Q2
Q3
Q4
Q1'05
Q2

(*) Personnel + administrative costs + depreciation

22

Gross oper. inc.: 4,069 +21.8%

Net oper. inc.: 1,876 +28.4%

Attributable inc.: 1,156 +21.3%

Brazil
1,567
+25.0%
711
+24.2%
408
+12.8%
Mexico
937
+22.8%
393
+25.8%
243
+23.4%
Chile
647
+21.2%
355
+42.7%
201
+52.8%
Other countries
786
+16.7%
342
+30.0%
235
+12.4%
S.Private Banking
133
+13.5%
75
+18.0%
69
+27.4%

23

Brazil

Activity

% var. Jun'05 / Jun'04 (w/out exchange rate)

+30%
+25%
Loans
Funds*

Retail banking spreads (%)

18.78
17.91
17.91
17.63
17.49
17.06
16.04
15.35
15.25
14.80
14.68
14.15
2.74
2.56
2.66
2.83
2.81
2.91
Q1'04
Q2
Q3
Q4
Q1'05
Q2
Loans
Deposits
Sum

Efficiency (%)

52.7
52.7
With deprec.
W/out deprec.
47.6
47.0
H1'04
H1'05

NPL and coverage ratios

223%
165%
2.38%
2.89%
Jun'04
Jun'05
NPL
Coverage

(*) Deposits without REPOs + mutual funds + pension plans

24

Mexico

Activity

% var. Jun'05 / Jun'04 (w/out exchange rate)
+25%
+19%
Loans
Funds*

Retail banking spreads (%)

8.33
8.73
9.38
10.24
10.87
11.30
5.56
5.79
6.12
6.49
6.85
7.40
2.77
2.94
3.26
3.75
4.02
3.90
Q1'04
Q2
Q3
Q4
Q1'05
Q2
Loans
Deposits
Sum

Efficiency (%)

55.6
53.5
With deprec.
W/out deprec.
51.0
49.5
H1'04
H1'05

NPL and coverage ratios

255%
287%
1.27%
0.89%
Jun'04
Jun'05
NPL
Coverage

(*) Deposits without REPOs + mutual funds + pension plans

25

Chile

Activity
% var. Jun'05 / Jun'04 (w/out exchange rate)
+14%
+22%
Loans
Funds*

Retail banking spreads (%)
6.02
5.85
5.87
5.72
5.79
6.01
5.15
4.95
4.94
4.76
4.73
5.01
0.87
0.90
0.93
0.96
1.06
1.00
Q1'04
Q2
Q3
Q4
Q1'05
Q2
Loans
Deposits
Sum

Efficiency (%)
52.8
45.0
With deprec.
45.6
40.5
W/out deprec.
H1'04
H1'05

NPL and coverage ratios
114%
141%
3.66%
2.98%
Jun'04
Jun'05
NPL
Coverage

(*) Deposits without REPOs + mutual funds + pension plans

26

Index

•	Grupo Santander’s performance H1’05

•	Business areas’ performance H1’05

	–	Continental Europe

	–	Latin America

	–	Global Businesses

	–	United Kingdom - Abbey

•	Conclusions

27

Asset Management and Insurance (ex-Abbey)
EUR Mill.

Revenues and earnings improvement of "the factory"…

Performance of the "factory"

Change H1'05 / H1'04 (ex-Abbey)
Gross operating income
23.9%
Costs*
0.9%
Net operating income
38.5%
Income before taxes
44.2%

Income before taxes

85
97
97
92
130
132
Q1'04
Q2
Q3
Q4
Q1'05
Q2

(*) Personnel + administrative costs + depreciation
(**) Commissions + insurance activity

28

Asset Management and Insurance
EUR Mill.

… and the total contribution to the Group, including the retail networks

Key highlights of the quarter

- Further steps towards the global character of the area
  - Santander Asset Management, unified brand name for all asset managers
  - Global Insurance Unit for Spain and Latin America

Total Group revenues from funds and insurance

+17%
1,267
Total
1,086
414
Insurance**
+31%
Pension plans
211
+8%
+12%
642
Mutual funds
H1'04
H1'05

(*) Off-balance sheet funds + insurance policies liabilities
(**) Insurance: distribution fees + net revenues from insurance activities

29

Global Wholesale Banking
EUR Mill.

Positive effect from greater activity with customers and sale of portfolios. Negative from own account trading in Latin American treasuries

Change H1'05 / H1'04

Gross operating income
+11.3%
Costs*
+12.0%
Net operating income
+11.7%
Income before taxes
+29.5%

Gross oper. inc. breakdown

Total
837
+11%
932
Treasury Trading
310
+8%
335
Treasury clients
109
+31%
143
Equity
55
+10%
61
Corporate Banking + Investment Banking
363
+8%
393
H1'04
H1'05

Income before taxes

(*) Personnel + administrative costs + depreciation

30

Index

•	Grupo Santander’s performance H1’05

•	Business areas’ performance H1’05

	–	Continental Europe

	–	Latin America

	–	Global Businesses

	–	United Kingdom - Abbey

•	Conclusions

31

Abbey. Profit & Loss Statement H1'05
Mill. £

First half attributable income of £220 million (EUR 321 million), with the second quarter clearly better than the first

Gross oper. inc. H1'05: £1,244

+7%
602
642
Q1'05
Q2'05

Personnel & gral costs H1'05: £820

408
412
25
-7%
58
383
354
Q1'05
Q2'05
Reorganisation

Net oper. inc. H1'05: £383

+5%
187
196
Q1'05
Q2'05

Attributable income H1'05: £220

+7%
106
114
Q1'05
Q2'05

32

•	Abbey: delivering on our priorities for 2005

•	Sales productivity and performance is starting to improve

•	Stabilising underlying revenues after several periods of slowdown

	–	Slowing the decline of spreads and increasing revenues via fees and commissions

•	Reducing costs - ahead of target

•	Credit quality remains strong. Second quarter provisions increase due to generic ones

•	Taking decisive action to reverse trends - scope for growth

33

Increasing new business volumes

34

Abbey. Mortgages - quarterly performance
Billion £

Gross Lending

Mkt share
9.9%
8.2%
8.0%
8.4%
8.8%
9.6
6.7
6.3
6.4
5.6
5.0
6.7
Q1'04
Q2
Q3
Q4
Q1'05
Q2

Repayments

Mkt share
10.6%
10.7%
11.3%
13.3%
14.5%
12.5%
4.6
5.2
6.0
6.1
5.6
6.0
Q1'04
Q2
Q3
Q4
Q1'05
Q2

Net Lending

Mkt share
8.8%
3.8%
1.3%
-2.3%
-3.5%
3.0%
+2.1
+1.1
+0.4
-0.5
-0.6
+0.7
Q1'04
Q2
Q3
Q4
Q1'05
Q2

35

Abbey. Savings - quarterly performance

Billion £

Total savings inflow
-1.0
+0.1
+1.2
+1.0
+0.3
+1.0
Q1'04
Q2
Q3
Q4
Q1'05
Q2

Abbey branded inflows
-0.7
+0.2
+0.1
+0.7
+0.3
+0.9
Q1'04
Q2
Q3
Q4
Q1'05
Q2

Inflows in cahoot and others
-0.3
-0.1
+1.1
+0.3
+0.0
+0.1
Q1'04
Q2
Q3
Q4
Q1'05
Q2

36

Abbey. UPLs - Quarterly evolution
Million £

Gross UPL lending (£ m)
+8%
677
431
456
575
504
467
411
203
190
261
132
182
266
228
266
314
372
285
Q1'04
Q2
Q3
Q4
Q1'05
Q2
Abbey
cahoot

UPL asset (£ m)
+11%
2,645
2,681
2,712
2,867
2,947
2,987
1,044
1,106
1,128
1,216
1,176
1,189
1,601
1,575
1,584
1,651
1,771
1,798
Q1'04
Q2
Q3
Q4
Q1'05
Q2
Abbey
cahoot

UPLs are just over 3% of total customer loans

37

Abbey. Other banking activities - Quarterly evolution

Stock of bank accounts (000)
+6%
3,772
3,819
3,879
3,929
3,989
4,060
393
394
397
406
406
407
3,379
3,425
3,482
3,523
3,583
3,652
Q1'04
Q2
Q3
Q4
Q1'05
Q2
Abbey
cahoot and others

Stock of credit cards (000)
+14%
1,128
1,119
1,158
1,189
1,233
1,277
144
144
141
140
138
136
984
975
1,017
1,049
1,095
1,140
Q1'04
Q2
Q3
Q4
Q1'05
Q2
Abbey
cahoot and others

38

Abbey. Asset Mgmt. & Insurance. Quarterly performance

Protection new business sales
Mill. £
31
25
22
19
19
21
26
20
18
15
15
17
5
5
5
4
4
4
Q1'04
Q2
Q3
Q4
Q1'05
Q2
Direct channel
Intermediary channel

General Ins. new policy sales
Thousands
92
92
96
83
77
81
10
12
13
11
12
11
30
29
30
28
29
26
52
51
53
44
36
44
Q1'04
Q2
Q3
Q4
Q1'05
Q2
Buildings & Contents
Creditor
Others

Investment new business sales
Mill. £
270
262
202
283
227
479
62
81
83
86
63
169
208
182
119
197
164
311
Q1'04
Q2
Q3
Q4
Q1'05
Q2
Direct channel
Intermediary channel

39

Abbey. Measures taken for continued growth

Investing in our commercial capacity

•	Redefinition in-branch roles

	–	Re-skill people so as to enable renewed sales focus

	–	Introducing redefined Personal Banking Advisor (PBA) role

	–	Enhancing sales profile of branch managers to focus on selling and coaching

•	Intensive training program to increase authorisations, sales and service skills. Increases over January 2005

	–	Sales authorisations: 23,800 (+7%)

	–	Fully authorised branch staff: 2,485 (+15%)

	–	PBAs able to give mortgage illustrations and decisions: 1,200 (+70%)

•	Value alignment: Increased incentive pay linked to results delivery

40

Abbey. Measures taken for continued growth

Investing in our branches

Reinvigorating our franchise with the new corporate identity

•	Re-branding the network

	–	Work already on way; external signage due to complete in September

•	Internal refurbishment

	–	125 refurbished branches by end 2005 focusing on London and other high visibility locations

•	New merchandising and product literature

	–	improved customer communication to increase sales and cross sale

41

Revenue stablilisation

42

Abbey. Total revenues*
Mill. £

Total revenues - quarterly performance
641
297
344
639
261
378
711
406
305
506
222
284
584
294
290
637
336
301
Q1'04
Q2
Q3
Q4
Q1'05
Q2
Net interest income
Non interest income

(*) Revenues related to former wholesale banking areas are not included (principally Porterbrook)
Note: Data in local criteria. 2004 re-stated according to IAS

43

Abbey. Stabilisation of underlying revenues

Initiating recovery in balances with more stable spreads

% change o/ previous quarter

Mortgages
Deposits
-0.7%
+0.8%
+0.6%
+1.4%
Q1'05
Q2'05
Q1'05
Q2'05

Spreads (%)

1.53
1.60
1.45
1.47
1.46
1.44
0.80
0.84
0.76
0.75
0.75
0.74
0.73
0.76
0.69
0.72
0.71
0.70
Q1'04
Q2
Q3
Q4
Q1'05
Q2
Loans
Deposits
Total

Note: Data in local criteria. 2004 re-stated according to IAS

44

Cost reduction

45

Abbey. Diminishing cost* base
Mill. £

Costs (ex reorganisation)
426
431
425
451
400
375
Q1'04
Q2
Q3
Q4
Q1'05
Q2

Reorganisation costs
54
40
48
423
25
58
Q1'04
Q2
Q3
Q4
Q1'05
Q2

(*) Costs related to wholesale banking are not included (principally Porterbrook)
Note: Data in local criteria. 2004 re-stated according to IAS

46

Low credit risk

47

Abbey. NPL ratios (%)

Mortgages

0.71
0.50
0.47
0.60
0.62
0.66
J'03
D'03
J'04
D'04
M'05
J'05

Mortgage stock: £ 91.0 billion

UPLs

3.20
2.69
3.30
3.26
3.36
3.17
J'03
D'03
J'04
D'04
M'05
J'05

UPL stock: £ 3.0 billion

Note: Data in local criteria. 2004 re-stated according to IAS

48

Abbey. Mortgage lending quality is excellent

3 month plus arrears (cases)

11,167
8,220
6,917
7,970
8,419
Value = £562m
Value = £425m
Value = £397m
Value = £503m
Value = £575m
Jun'03
Dec'03
Jun'04
2004
Jun'05

% of cases in 3 month plus arrears

0.80
0.60
0.51
0.61
0.69
H1'03
H2'03
H1'04
H2'04
H1'05
3 Month + arrears
CML average

Properties in possession

414
325
262
288
351
Value = £19m
Value = £16m
Value = £14m
Value = £19m
Value = £28m
Jun'03
Dec'03
Jun'04
2004
Jun'05

% of properties in possession

0.03
0.02
0.02
0.02
0.02
H1'03
H2'03
H1'04
H2'04
H1'05
% of PIPs
CML average

Note: Data in local criteria. 2004 re-stated according to IAS

49

Abbey. Provisions under Spanish GAAP

Provisions increase due to generic ones (release in Q1 and allowance in Q2)
Specific ones remain stable

Loan loss provisions
£ million
Total
Specific (net)
Generic
40
51
-11
69
50
19
Q1'05
Q2'05

50

In summary …

51

Abbey. 1st half results
Mill. £

Changing the trend in trading profit before taxes

Trading profit before tax*
359
246
385
H1 2004
H2 2004
H1 2005

Note: Data in local criteria. 2004 re-stated according to IAS

(*) Trading profit before tax: PBT before reorganisation costs, others (rebasing of embedded value and goodwill) and accounting adjustments

52

Abbey. Earnings growth key highlights
Mill. £

Trading profit before tax - H1’05 vs. average of H1 and H2’04
303
-30
-40
+42
+91
-13
+32
385
Trading PBT 2004 halve's average
One-off revenues*
NII
Non II
Costs
Provisions
Non financial services (net)
Trading PBT H1'05

Note: Data in local criteria. 2004 re-stated according to IAS
(*) Includes experience variances

53

Index

•	Grupo Santander’s performance H1’05

•	Business areas’ performance H1’05

•	Conclusions

54

Conclusions

A good first half for Grupo Santander …

•	Strength in our principal growth driver, retail banking business

•	Positive evolution in Abbey, with clear signals of the turn-around in sales, revenues and costs

•	Global areas stepping up in their contribution of customer generated business

•	Generalised improvement in efficiency and high credit quality

… which places us in line to attain our annual earnings objective

55

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel.: 34 91 259 65 20 – 34 91 259 65 15 –
34 91 259 65 17 – 34 91 259 65 18
Fax: 34 91 257 02 45
e-mail: investor@gruposantander.com
www.gruposantander.com

Item 3

Financial Report 2005 January - June

January – June 2005
2

Key consolidated data

	Jan-Jun 05		Jan-Jun 04	Variation (%)
	with Abbey	w/o Abbey		with Abbey	w/o Abbey	2004

Balance sheet (Million euros)
Total assets	729,139	450,340	366,269	99.07	22.95	661,113

Customer loans	391,524	227,273	190,722	105.28	19.16	358,524

Customer funds under management	638,772	414,184	356,708	79.07	16.11	600,830

On-balance sheet	486,586	278,298	236,613	105.65	17.62	460,835

Off-balance sheet	152,186	135,886	120,094	26.72	13.15	139,995

Shareholders’ equity	34,086		20,079	69.76		32,111

Total managed funds	881,325	586,226	486,364	81.21	20.53	801,108

Capital and NPL ratios (%)
BIS ratio	12.81		12.08			13.01

Tier I	7.44		8.12			7.16

NPL ratio	1.00	1.13	1.28			1.02

NPL coverage	174.92	219.36	180.70			166.14

Income statement (Million euros)*
Net interest income (w/o dividends)	4,799	3,910	3,620	32.58	8.03	7,372

Commercial revenue	8,600	6,983	6,422	33.92	8.75	12,955

Gross operating income	9,478	7,665	7,065	34.17	8.50	14,055

Net operating income	4,368	3,809	3,447	26.73	10.52	6,662

Net consolidated income (ordinary)	2,811	2,490	2,087	34.70	19.32	3,996

Attributable income to the Group (ordinary)	2,551	2,230	1,887	35.19	18.17	3,606

(*).- The extraordinary capital gains generated in the first half of 2004 (assigned to extraordinary allowances at the end of the year) and those in the first half of 2005 (used to constitute a provision of the same amount to cover possible contingencies) have no impact on these income statements.

Profitability and efficiency (%)
ROA	0.80		1.14			1.02

Ordinary ROE	15.92		21.84			19.70

Efficiency ratio (1)	48.41	44.44	45.03			46.12

Efficiency ratio with depreciation and amortization (2)	53.49	49.74	50.74			52.00

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254		4,768			6,254

Share price (euros)	9.59		8.53			9.13

Market capitalisation (million euros)	59,979		40,674			57,102

EPS ordinary (euro)	0.4088		0.3975			0.7289

Diluted EPS ordinary (euro)	0.4080		0.3973			0.7276

P/E ratio (share price / annualized EPS)	11.73		10.73			12.53

Other data
Shareholders (number)	2,528,398		1,100,827			2,685,317

Number of employees	126,500		105,277			129,663

Continental Europe	42,824		44,311			43,366

United Kingdom (Abbey)	21,778		—			24,361

Latin America	60,263		59,560			60,504

Financial management and equity stakes	1,635		1,406			1,432

Number of branches	10,099		9,219			9,973

Continental Europe	5,270		5,163			5,233

United Kingdom (Abbey)	716		—			730

Latin America	4,113		4,056			4,010

(1).-	(general administrative expenses - compensating fees / gross operating income + income from non-financial services (net))
(2).-	(general administrative expenses - compensating fees + depreciation and amortisation / gross operating income + income from non-financial services (net))
Note: This information has not been audited. It was prepared in accordance with International Financial Reporting Standards (IFRS).

January – June 2005
3

Highlights of the first half

•	Grupo Santander’s financial statements have been drawn up in line with the International Financial Reporting Standards (IFRS). All the information for 2004 was drawn up again in accordance with the new criteria.

•	Of note in the first half was the strength of retail business in both Europe and Latin America, and the progress made at Abbey (greater sales, stabilisation of revenues and cost savings), putting the Group on track to meet its targets for 2005.

•	The Group generated attributable income of EUR 2,551 million, 35.2% more than the ordinary attributable income of the same period of 2004. Excluding Abbey (which contributed EUR 321 million), growth was 18.2%. Second quarter attributable income of EUR 1,366 million was 15% higher than that of the first quarter.

•	Extraordinary income played no part in this growth: EUR 359 million in the first half of 2004 (assigned at the end of the year for extraordinary allowances) and EUR 717 million in 2005 (assigned to a provision of the same amount to cover possible contingencies).

•	Lending increased 5% in the second quarter and customer funds rose 7% excluding REPOs. The growth in the year to June 2005 was 20% in loans and 17% in funds (both excluding Abbey). This produced strong revenue growth and, above all, in the net operating income of the retail segments (Continental Europe Retail Banking; +18.5%; Latin America Retail Banking; +23.8% in euros; Asset Management and Insurance; +38.5% excluding Abbey).

•	The efficiency ratio at June was 44.4% (excluding Abbey for a like-for-like comparison). Including depreciation and amortisation costs it was 49.7%, 1.0 p.p. better than the first half of 2004. Including Abbey, the ratios were 48.4% and 53.5% respectively.

•	Credit risk quality remained excellent improving again during the second quarter. Including Abbey the ratio of non-performing loans was 1.00% and coverage was 175%. Excluding Abbey, in order to make like-for-like comparisons with June 2004, the ratio was 15 b.p. better and coverage increased by 39 percentage points.

•	The first interim dividend charged to 2005 earnings was EUR 0.09296 per share, 12% more than the same one in 2004.

•	Santander became the first Spanish bank to be awarded the “World’s Best Bank” by Euromoney.

January – June 2005
4	Performance during the first half

General background

Grupo Santander conducted its business against a background of a continued upswing in the global economy, with satisfactory growth (around 4%) but slightly weaker because of the surge in oil prices over the last two years. The United States and emerging Asia continued to be the main engines of growth. Latin America and Eastern Europe consolidated their expansion. Japan continued to recover, while the Euro zone remained sluggish.

The US economy grew at between 3.5% and 4%, above its potential rate, spurred by a solid base which points to a similar dynamic for the rest of the year. Inflation was under control although with some upward risks, enabling the Fed to continue to gradually increase its funds rate to 3.25% at the end of June. Latin American countries maintained growth rates of around 4% and the main macroeconomic fundamentals performed well. This was also the case of inflation, which in Brazil and Mexico had risen and is now beginning to fall.

The Euro zone’s growth remained weak (slowing to 1.3% in the first quarter of 2005) because of higher oil prices, the easing of the cycle of global growth and the euro’s previous strengthening. Inflation was virtually unchanged at around 2% because of the rise in oil prices and the underlying rate of inflation was 1.6%. The ECB held its repo rate at 2%.

Unlike the Euro zone as a whole, the pace of Spain’s growth continued to accelerate a little (3.3% in the first quarter), thanks to buoyant domestic demand. The UK authorities seem to have engineered a soft landing of the economy which is growing at around 2% and with stable inflation. The base rate is still at 4.75%, although a cut is expected.

Summary of the Group’s performance and businesses

In this environment, Grupo Santander maintained its organic growth strategy in its traditional markets through a drive in retail business with customers, based on greater diversification and improved commercial and operating efficiency. In Europe the Group performed solidly; Abbey is making progress in its management priorities for 2005 and business growth remains strong in Latin America.

Reflecting the Group’s strategy and performance, the magazine Euromoney awarded Grupo Santander its “World’s Best Bank” prize for 2005. We were also recognised as the best bank in Spain (for the fourth time in the last five years), best bank in Portugal (fourth straight year), best bank in Chile (sixth year running), best equities house in Spain and best treasury in Latin America.

All these awards were made in recognition of the leadership shown in the acquisition of Abbey, the notable growth over the past 20 years, the leadership in Spain and the excellence of the franchise in Latin America.

The 2005 financial statements were drawn up on the basis of the new International Financial Reporting Standards (IFRS). In addition, and in accordance with the Bank of Spain’s rules, the statements for the first half were adapted to the new General Accounting Plan, which meant restructuring some balance sheet items.

In order to provide like-for-like comparisons, the 2004 statements were drawn up again in accordance with the new regulations. These statements are not audited. The notes explaining the main concepts affected by the changes are on pages 10 and 11 of this Report.

Grupo Santander’s attributable income in the first half was EUR 2,551 million, 35.2% more than the ordinary attributable income in the same period of 2004. Both the 2005 and 2004 figures were calculated on the basis of the new regulations. The higher earnings reflect the impact of the incorporation of EUR 321 million of attributable income from Abbey. Excluding this contribution, growth would have been 18.2%.

Attributable income per share was EUR 0.4088, 2.9% more than the ordinary attributable income per share in the first half of 2004, and the diluted earnings per share were EUR 0.4080. ROE was 15.9% at the end of the first half (21.8% a year earlier). The lower return is the result of the capital increase for the acquisition of Abbey, which has not yet reached its full potential in results.

The efficiency ratio was 48.4% (excluding Abbey, it was 44.4%). Including depreciation and amortisations, the ratio was 53.5% for the whole Group and 49.7% without Abbey (one percentage point better).

The ratio of non-performing loans, also excluding Abbey in order to provide a like-for-like comparison, was 0.15 points lower and NPL coverage was 39 points higher than in June 2004.

This Report presents the Group’s balance sheet and income statement figures, as well as their details, with and without Abbey. The year-on-year comparisons with 2004 and the comments are made on figures excluding Abbey.

January – June 2005
Performance during the first half	5

As these figures are comparatively homogenous, they provide a truer picture of the Group’s performance between the two periods.

The Group’s results excluding Abbey show:

•	A 8.7% rise in commercial revenue (basic revenue plus insurance activity), with more balanced growth by components,

•	Lower growth (+6.3%) in operating costs than in revenues.

•	Strong reduction in loan-loss provisions (-32.8%), due to the high quality of credit risk and the coverage levels reached, in many cases already at the maximum limit set by the Bank of Spain for the generic provision.

•	Ordinary income before taxes (excluding Abbey) was 19.8% higher than in the first half of 2004, in line with growth of attributable income (+18.2%).

This performance, unlike in previous periods, was hardly affected by exchange rate variations.

The growth was due to ordinary income and was not inflated by the extraordinary income generated in the first half of 2004 (EUR 359 million, assigned at the end of the year to extraordinary provisions) nor by that in the first half of 2005 (EUR 717 million from the sale of a stake in The Royal Bank of Scotland (the same amount was used to constitute a provision to cover possible contingencies)).

As a result, the notable growth in the Group’s earnings came from the operating areas in both Europe and Latin America, and especially those most related to retail banking. For example, commercial revenue, excluding Abbey, rose 10.9%, net operating income increased 20.0% and income before taxes was up 33.8%. Financial Management and Equity Stakes, on the other hand, reflect lower results because of lower revenues generated in the Assets and Liabilities portfolio of the parent bank (ALCO) and a negative impact from the structural position of exchange rates.

The principal level of segmentation (geographic) has four segments: three operating areas plus Financial Management and Equity Stakes. The operating areas cover all the businesses that the Group develops in them, and they are: Continental Europe, United Kingdom (Abbey) and Latin America. Aside from the business in the United Kingdom from Abbey, which was only integrated in 2005, the other two large segments registered growth in euros in revenues, net operating income and attributable income.

Continental Europe, which generates 56% of the attributable income of the operating areas, registered significant growth in revenues thanks to higher net interest income, almost flat costs and reduced needs for provisions because of the high credit risk quality arising from implementation of the IFRS. Attributable income amounted to EUR 1,554 million, 40.6% more than in the first half of 2004. All Retail Banking units (Santander Central Hispano Network, Banesto, Santander Consumer, Portugal and Banif), as well as Asset Management and Wholesale Banking, grew.

•	In the Santander Central Hispano Network, and confirming the trend indicated in the first quarter, greater business with customers is feeding through more to net interest income (+7.3%). This increase, together with another good quarter in terms of cost control, pushed up net operating income by 15.8%. As a result of the reduced need for loan-loss provisions, attributable income in the first half was 45.9% higher than in the same period of 2004.

•	The main developments at Banesto were an increase of 8.0% in gross operating income, controlled costs and moderately rising net provisions, which produced a further improvement in the efficiency ratio and a rise of 15.3% in net operating income. Attributable income was 15.5% higher.

•	Santander Consumer maintained its trend of strong growth in business and revenues, reflected in an increase of 24.8% in net operating income (+18.7% overall on a like-for-like basis). Lower loan-loss provisions produced attributable income that was 45.8% more than in the first half 2004 (+37.2% on a like-for-like basis).

Santander Consumer completed in the second quarter the purchase of the Norwegian bank Bankia, which specialises in revolving loans through credit cards. Its merger with Elcon, scheduled before the end of 2005, would make Santander Consumer Norway’s consumer finance leader.

•	In Portugal gross operating income rose 11.0%, backed by net interest income and, above all, net fees, which combined with flat costs lifted net operating income by 22.0% and attributable income by 40.0%. Lending was strong, particularly mortgages and to companies.

United Kingdom (Abbey) generated attributable income of EUR 321 million (£220 million) in the first half, 12% of that of all the operating areas. Revenues, net operating income and attributable income were higher in the second quarter than in the first.

January – June 2005
6	Performance during the first half

The management team was strengthened and it has focused on boosting sales and implementing the cost-cutting programme. This is producing progress in meeting the year’s management priorities: stabilising recurrent revenues, improving productivity in sales and cutting costs.

Of note in the second quarter were improved sales of the two main products (mortgages and deposits), together with accounts, cards and investment products, all of which helped to generate revenues that were more stable than in the second half of 2004. Costs, in local criteria, excluding ones related to restructuring were EUR 118 million lower than in the first half of 2004.

Latin America generated EUR 900 million, 32% of the attributable income of operating business areas (+15.7% over H1’04 and 29.9% over H2’04). The main points were a strong rise in activity and in revenues from customer business, well above that of costs, and lower loan-loss provisions because of the IFRS. In dollars, the currency used to manage the area, attributable income was $1,156 million (+21.3%).

•	Brazil kept up its strong growth in the first half (+30% in loans; +25% in deposits plus mutual funds), which produced a good performance of retail business. On the other hand, the weak performance of financial business affected by higher interest rates and the negative yield slope was offset by portfolio and equity stakes sales. Revenues increased 19.3% in euros, in line with the rise in net operating income (+18.5%). Total attributable income was 7.7% higher at EUR 317 million ($408 million, +12.8%).

•	Under its strategic plan focused on profitable growth, Mexico maintained in the first half of 2005 the strong pace of growth of 2004. This produced further market share gains in loans (mainly consumer) and managed funds, basically mutual funds.

Underscoring the greater activity with customers and higher spreads, revenue growth gained in quality and diversification. Commercial revenue rose 14.2% in euros, outpacing that of costs (+12.8%) and reflecting the rise in increased business infrastructure and greater commercial needs. Net operating income was 20.1% higher in euros, with attributable income growing at 17.8% to EUR 189 million (+23.4% in dollars to $243 million).

•	Chile’s strategy continued to focus on profitable growth in customer banking businesses, particularly retail segments, and on increasing the number of customers and the products they have. This produced strong growth in loans and deposits plus mutual funds.

The stronger activity was underscored by growth in all revenue lines, notably commercial revenues (+16.3% in euros). The small nominal reduction in costs and total allowances similar to 2004 pushed up net operating income by 36.2% and attributable income by 45.8% to EUR 157 million (in dollars +52.8% to $201 million).

Argentina continued to improve, and of note among other countries was the 9.8% increase in Puerto Rico’s attributable income to EUR 27 million and Colombia’s to EUR 22 million (+69.4%).

The secondary level (by businesses) distinguishes between Retail Banking, Asset Management and Insurance and Global Wholesale Banking (the sum of the three geographic areas of the principal level).

Retail Banking, which generates 83% of the total revenues of the operating business areas and 75% of income before taxes, performed well. Excluding the contribution of Abbey’s retail business, the rest of the Group’s retail banking registered a rise of 20.0% in net operating income and 33.8% in income before taxes over the first half of 2004. Continental Europe’s net operating income increased 18.5% and its income before taxes grew 37.7%. The respective growth rates in Latin America were 23.8% and 24.9%, spurred by the take-off in customer business in the main markets.

Asset Management and Insurance continued to be consolidated as a global business. The commercial brand of the fund management entities in all countries and markets was unified and is now called Santander Asset Management, and the Global Insurance Unit was created which integrates business in Spain and Latin America.

Income before taxes, excluding Abbey, amounted to EUR 379 million, 9% of that of all operating areas and 44.2% higher than in the first half of 2004.

Total revenue generated by all the products managed in this segment (mutual and pension funds and insurance) was EUR 1,770 million, 63.0% more than in the first half of 2004. Growth, excluding Abbey, was 16.7%, underscoring the Group’s innovation capacity and management in this business, as well as the distribution power of our networks.

Global Wholesale Banking, which generates 16% of income before taxes of the operating business areas, increased this line by 29.5% year-on-year to EUR 638 million. This was due to revenue growth in line with the increase in costs, which enabled net operating income to grow by 11.7%, and lower needs for loan-loss provisions.

When compared to the first half of 2004 the revenue performance is positively affected by higher client activity and

January – June 2005
Performance during the first half	7

capital gains, and negatively by lower revenues from own account trading in Latin American treasuries.

In short, this analysis underlines the Group’s effort to boost business volumes and increase revenues through strengthening customer activity in all geographic and business areas, while controlling costs and maintaining excellent credit risk quality.

Grupo Santander results

Net interest income was EUR 5,008 million. Excluding Abbey, it was EUR 4,119 million, 6.7% more than in the first half of 2004. The increased business volumes fed through more to revenues of the retail areas. The net interest income of Continental Europe and Latin America (without Abbey for like-to-like comparisons) increased 10.0%.

In accordance with the new IFRS, the cost of preferred shares is now recorded in net interest income. The cost in the first half for the whole Group was EUR 169 million, 12.0% lower than in the same period of 2004 (excluding Abbey).

Total net fees and insurance activity, excluding Abbey, were 7.8% higher than in the first half of 2004, with a moderate rise in Europe and a significant one (+14.3%) in Latin America, which shows a good quarterly evolution. Of note by products were the revenues from mutual and pension funds (+10.7%), insurance (+31.2%) and a pick-up in those from securities (+5.7%).

Income from companies accounted for by the equity method increased 58.5% (excluding Abbey), mainly because of Cepsa’s larger contribution.

The Group’s commercial revenue (excluding Abbey) was 8.7% higher year-on-year at EUR 6,983 million. This growth was almost the same in gross operating income (+8.5%), as the negative impact on trading gains of the lower value of some Latin American portfolios and the reduced revenues from management of the parent bank’s structural risk were largely offset by higher trading gains from customers and the positive effect of applying the IFRS to the valuation of derivatives.

The net figure of revenues less the costs of non-financial services, excluding Abbey, was 18.0% higher than in the first half of 2004 at EUR 129 million. This includes the results from non-financial consolidated companies, such as real estate and renting companies.

General administrative expenses increased 6.3% excluding Abbey, due to the commercial efforts and the increased infrastructure in some countries (Brazil and Mexico) and the perimeter effect of Santander Consumer’s acquisitions.

The growth in costs, lower than that of revenues, produced an improvement of 0.6 points in the efficiency ratio to 44.4% (excluding Abbey). Including depreciation and amortisation, the ratio stood at 49.7% (1.0 p.p. better than in the first half of 2004).

Net operating income (excluding Abbey) grew 10.5%. This growth was based on all operating areas, which increased 19.6% (Financial Management and Equity Stakes contributed less than in 2004 because of the reduced revenues from the ALCO portfolios and the smaller contribution of the centralised exchange rate position). Including Abbey, net operating income was EUR 4,368 million, 26.7% more than in the first half of 2004.

The impairment loss on the Group’s assets amounted to EUR 693 million, most of which were net loan loss provisions (EUR 672 million) which, excluding Abbey, were 32.8% lower than in the first half of 2004. This was due to the high credit risk quality, applying the IFRS and lower country-risk provisions.

Other income was EUR 217 million negative in the first half of 2005 (EUR 106 million negative in the same period of 2004).

Attributable income, excluding Abbey, amounted to EUR 2,230 million, 18.2% more than the ordinary attributable income in the first half of 2004. Including Abbey’s contribution of EUR 321 million, total attributable income was 35.2% higher than in the first half of 2004 at EUR 2,551 million (+EUR 664 million).

Grupo Santander balance sheet

Assets at the end of June amounted to EUR 729,139 million and including off-balance sheet customer funds they totalled EUR 881,325 million.

Loans and managed funds (customer activity) amounted to EUR 398,864 million and EUR 638,772 million, respectively. A large part of this growth (+103.7% and +79.1% y-o-y) was due to Abbey’s incorporation in December 2004 and the greater geographic diversification of businesses. Continental Europe accounted for 47% of the Group’s total lending, the United Kingdom 42% and Latin America 11%. The respective figures for managed customer funds are 45%, 36% and 19%.

Business volumes remained high in the second quarter, with loans growing 5% and customer funds without REPOs 7%.

In order to provide like-for-like comparisons, the Group’s performance over the last 12 months is analysed without including Abbey.

January – June 2005
8	Performance during the first half

Gross lending increased by 19.3% over June 2004 to EUR 233,642 million (+19.8% excluding securitisations). Year-on-year growth in loans to other resident sectors was 18.4% and particularly noteworthy was the 24.0% rise in secured loans (both excluding securitisations). Loans to the non-resident sector increased 22.8%.

As regards the geographic distribution (principal segments), Continental Europe’s lending grew 17%. In Spain the Santander Central Hispano Network’s lending increased 16% and Banesto’s 24%, while Portugal’s rose 8% and Santander Consumer’s 36% (all excluding securitisations).

Latin America’s registered growth in loans of 33% in euros (+20% in local currency), with increases in all large countries: Brazil (+30%), Mexico (+25%), excluding the Fobaproa paper, and Chile (+14%).

On-balance sheet customer funds excluding Abbey amounted to EUR 278,298 million, 17.6% more than in the first half of 2004. Deposits excluding REPOs increased 12.5%, marketable debt securities 42.0% and subordinated debt 5.2%, while insurance liabilities rose 41.4%.

Mutual funds rose by 10.3% year-on-year and pension plans 22.1%.

Total managed funds (on-and off-balance sheet), excluding Abbey, amounted to EUR 414,184 million at the end of June, 16.1% more than a year earlier (+13.3% excluding the exchange rate impact).

Continental Europe’s total managed customer funds increased 9%. In Spain, which accounts for more than 80% of Continental Europe’s total balances, on-balance sheet funds increased 12% and off-balance sheet ones 6%. The Group continued to be the leader in Spain in mutual funds with a market share of around 26%. In Portugal the Group is ranked second in mutual funds with a market share of 18.3%.

Latin America’s on- and off-balance sheet funds increased 29% in euros (+15% excluding the exchange rate impact). All countries’ funds grew in local currency terms and in deposits, excluding REPOs, they all registered double digit growth, notably Venezuela (+62%), Brazil, Colombia and Puerto Rico, with growth of around 39%, while Chile and Mexico grew at 30% and 15%, respectively. The region’s total mutual funds rose 20% (excluding the exchange rate impact), notably Argentina, Puerto Rico, Mexico and Colombia. In pension plans all countries grew (+17% overall growth, excluding the exchange rate impact).

In addition, and as part of its global financing strategy, the

Group issued in the first half EUR 7,000 million of covered bonds of between 7 and 15 years, as well as senior debt issues amounting to EUR 11,263 million and subordinated debt for EUR 800 million. It also placed EUR 1,000 million of preferred shares.

In the first half of 2005 EUR 4,667 million of senior debt issues and one of covered bonds (EUR 226 million) matured and two issues of preferred shares (EUR 506 million) and issues of subordinated debt (EUR 1,991 million) were amortised ahead of schedule.

Goodwill pending amortisation, including Abbey, stood at EUR 15,871 million at the end of June.

Shareholders Equity totalled EUR 49,238 million, according to the Bank for International Settlements (BIS) criteria, with a surplus of EUR 18,484 million. The BIS ratio stands at 12.81%, Tier I at 7.44% and core capital at 5.35%.

Standard & Poor’s confirmed its ratings in July and improved from stable to positive the outlook of Banco Santander Central Hispano and its main subsidiaries in Europe. This positive outlook reflects the favourable potential impact of Abbey’s restructuring on the Group’s results, the good performance of other business units, the recovery of capital ratios and the continued high quality of assets.

Risk management

The Group’s ratio of non-performing loans (NPLs) was 1.00% at the end of the first half of 2005 and NPL coverage was 175%. Abbey’s NPL ratio was 0.80% and coverage 74%, both better than the first quarter figures of 0.84% and 72%, respectively.

Excluding Abbey, the NPL ratio was 1.13%, 8 b.p. better than the first quarter of 2005 and 15 b.p. below that of the first half of 2004. Coverage was 219%, 17 p.p. better than the first quarter and 39 points higher than in June 2004.

Loan loss provisions net of recoveries (excluding Abbey in order to make a like-for-like comparison with 2004) amounted to EUR 513 million in the first half, 32.8% less than in the same period of 2004. Specific provisions, net of the recovery of written-off assets, totalled EUR 270 million, 29.8% more than in the first half of 2004, because of higher provisions in Latin America, mainly due to the exchange rate effect, Santander Consumer and the growth in lending. The annualised cost of lending remained at 0.23% (0.21% in H1’04).

The NPL ratio in Spain remained at an all time low of 0.59%, (-8 b.p. over June 2004). NPL coverage was over 300% (+65 p.p. year-on-year).

January – June 2005
Performance during the first half	9

The NPL ratio in Portugal, in a still weak economic environment, was 1.38% (-30 b.p. during the second quarter and almost in line with the 1.30% of June 2004). NPL coverage was 217%, 35 points higher than in March 2005 and 44 points more than in June 2004.

Santander Consumer’s NPL ratio dropped 19 b.p. in the second quarter to 2.25%. Coverage stands at 129%.

In Latin America the NPL ratio was 2.17%, 56 b.p. lower than in the second quarter, largely due to lower non-performing loans in Argentina. Year on year the NPL ratio was 103 b.p lower. NPL coverage was 181%, a rise of 21 percentage points during the second quarter and 37 year-on-year.

As regards market risk management, the trading risk,

measured in terms of daily value at risk (DVaR), remained stable with an average DVaR of EUR 18.7 million. At the end of May positions in long bonds in Mexico increased and the maximum DVaR for the quarter of EUR 20.4 million was reached. The minimum was reached at the end of June (EUR 17.6 million), as a result of reducing risk in Brazil.

Dividends

On May 1, Santander Central Hispano paid the fourth interim dividend charged to 2004 earnings of EUR 0.0842 per share. This brought the total for 2004 to EUR 0.332 per share, 10% more than in 2003.

The first interim dividend charged to 2005 earnings of EUR 0.09296 will be paid as of August 1, 12% more than the same one in 2004.

Exchange rates: 1 euro / currency parity

	Average (Income statement)		Period-end (Balance sheet)

	Jan-Jun 05	Jan-Jun 04	30.06.05	31.12.04	30.06.04

US$	1.2848	1.2263	1.2092	1.3621	1.2155

Pound sterling	0.6859	0.6732	0.6742	0.7050	0.6708

Brazilian real	3.2929	3.6410	2.8351	3.6177	3.7851

New Mexican peso	14.2189	13.7244	13.0152	15.2279	14.0706

Chilean peso	744.8512	746.1072	700.7314	759.7110	771.2360

Venezuelan bolivar	2,659.4330	2,267.4194	2,596.5152	2,611.9630	2,330.8428

Argentine peso	3.7455	3.5723	3.4931	4.0488	3.6040

January – June 2005
10	Explanatory notes to the financial statements

Explanatory notes to the financial statements

The International Financial Reporting Standards (IFRS) came into force in Spain on January 1, 2005 and must be applied by the groups of listed companies.

As a result, in order to interpret appropriately the financial statements presented below, the accounting principles described in Note 1 of the latest annual statements drawn up by Grupo Santander must be taken into account, and the changes which are now indicated. The figures for 2004 have been drawn up retroactively using the new criteria, but have not yet been audited.

a)	Financial commissions. Commissions for the opening of credits and loans, which are not directly incurred by the formalisation of operations, must be accrued over the life of the operation, as one more component of the effective return of a credit or loan, although limited amounts are recorded in other operating income at the time they are charged. Until now, these commissions were fully reflected in the income statement once the operation was approved.

b)	Derivatives. Under the IFRS, all derivative products have to be valued on the basis of their fair value which, whenever possible, should be their market value, recording, as a general rule, the changes in the income statement. Previously, all that could be recorded were the changes in value if they were derivatives contracted in organised markets. Otherwise, if the valuation showed potential losses, they were reflected in results and if they were potential profits they could not be recorded until their effective materialisation or be offset with capital losses in instruments of the same currency.

c)	Financial assets available for sale. The new rules create a portfolio that is very similar to the previous portfolio of ordinary investment. The basic difference is that the changes in the fair value of assets classified in this portfolio must be registered, both negative and positive ones, in the company’s capital. When these changes in value occur, they are recorded in the income statement. The previous rules were similar but only in the allowance for capital losses.

d)	Net loan-loss provisions. The new rules establish an impairment test for all assets. The Bank of Spain introduces a new provision for inherent losses, which are those that all risk operations contracted by the entity have from the time they are granted. The new provision replaces the previous generic and statistical provisions. There are also maximum and minimum provision limits and a mechanism for annual allocation which takes into account, on the one hand, the change in the credit during the year and, on the other, the specific provisions made during the year for specific doubtful loans.

January – June 2005
Explanatory notes to the financial statements	11

e)	Pension funds. The new rules mean the so-called “focus of the fluctuation band” can be applied to actuarial gains and losses, deferring the recording in results of the differences that exceed 10% of the commitments over a period of up to five years. This focus is also applied to the deficit that arose in 2000 as a result of implementing the regulations issued in 1999 and which had to be amortised in 10 years, as long as this deficit is within the 10% fluctuation band.

f)	Goodwill. Until now, goodwill had to be amortised systematically over a period which could last 20 years. Under the new rules goodwill stops being amortised and must be submitted, at least annually, to an impairment test to determine if it continues to maintain its value, or whether the eventual deterioration should be recorded against the income statement.

g)	Operations with treasury stock instruments. Under the IFRS the results from the trading of treasury stock are recorded as changes in capital and their value remains fixed at acquisition cost. Under the previous rules the results were recorded in the income statement.

h)	Capital with the nature of financial liabilities. The cost of some capital instruments, such as preferred stock, which have a regular contractual remuneration, is now recorded as a financial cost. Previously, this cost was attributed to minority interests.
i)	Sphere of consolidation. Until now, in the consolidated financial statements of groups of credit entities only financial entities and companies that conducted banking activity or were mere investment companies consolidated by the global integration method. In addition, insurance companies and others whose activity had nothing to do with financial activity, such as industrial, commercial or real estate firms, consolidated by the equity method.

The IFRS broaden the perimeter of consolidation to all companies that are part of the group where management control is exercised. The results from commissions charged by the Group’s insurance companies are consolidated by global integration in the income statement. Operating results contributed by other non-financial and consolidated companies are recorded under “Income from non-financial services” and “Non-financial expenses”. Lastly, the results contributed by non-consolidated companies over which there is a significant influence on their management are recorded as “Income from companies accounted for by the equity method.”

The two changes that most affect the income statement, and positively, are the amortisation of goodwill and the reduced needs for loan-loss provisions.

January – June 2005
12	Consolidated financial report

Income statement
Million euros
	Jan-Jun 05		Jan-Jun 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	(%)

Net interest income (w/o dividends)	4,799	3,910	3,620	291	8.03

Dividends	208	208	242	(34)	(13.93)

Net interest income	5,008	4,119	3,862	257	6.65

Income from companies accounted for by the equity method	329	328	207	121	58.46

Net fees	2,865	2,430	2,276	155	6.79

Insurance activity	397	107	77	29	38.11

Commercial revenue	8,600	6,983	6,422	562	8.75

Gains (losses) on financial transactions	879	682	643	38	5.97

Gross operating income	9,478	7,665	7,065	600	8.50

Income from non-financial services	223	198	191	8	4.11

Non-financial expenses	(77)	(69)	(81)	12	(14.60)

Other operating income	(50)	(50)	(27)	(23)	84.15

Operating costs	(5,206)	(3,935)	(3,700)	(235)	6.34

General administrative expenses	(4,717)	(3,521)	(3,291)	(230)	7.00

Personnel	(2,833)	(2,178)	(2,054)	(123)	6.00

Other administrative expenses	(1,883)	(1,344)	(1,236)	(107)	8.67

Depreciation and amortisation	(489)	(414)	(409)	(4)	1.02

Net operating income	4,368	3,809	3,447	362	10.52

Impairment loss on assets	(693)	(534)	(838)	304	(36.29)

Loans	(672)	(513)	(765)	251	(32.84)

Goodwill	—	—	(2)	2	(100.00)

Other assets	(21)	(21)	(71)	51	(71.11)

Other income	(217)	(277)	(106)	(172)	162.72

Income before taxes (ordinary)	3,459	2,998	2,503	495	19.77

Corporate income tax	(649)	(509)	(420)	(89)	21.27

Net income from ordinary activity	2,810	2,489	2,083	406	19.47

Net income from discontinued operations	1	1	3	(3)	(75.12)

Net consolidated income (ordinary)	2,811	2,490	2,087	403	19.32

Minority interests	260	260	200	60	30.12

Attributable income to the Group (ordinary)	2,551	2,230	1,887	343	18.17

Net extraordinary gains and writedowns	—	—	359	(359)	(100.00)

Attributable income to the Group (including extraordinaries)	2,551	2,230	2,246	(16)	(0.72)

Pro memoria:
Average total assets	700,227	419,919	365,918	54,001	14.76

Average shareholders’ equity*	32,043		17,284	14,759	85.39

(*) Variation with Abbey

January – June 2005
Consolidated financial report	13

Quarterly
Million euros
	2004				2005

	Q1	Q2	Q3	Q4	Q1	Q2

Net interest income (w/o dividends)	1,798	1,821	1,844	1,908	2,321	2,478

Dividends	45	197	103	44	36	172

Net interest income	1,843	2,019	1,948	1,952	2,358	2,650

Income from companies accounted for by the equity method	125	82	133	109	141	189

Net fees	1,102	1,174	1,142	1,165	1,384	1,481

Insurance activity	31	46	41	44	214	183

Commercial revenue	3,101	3,320	3,262	3,270	4,096	4,503

Gains (losses) on financial transactions	318	325	265	192	441	437

Gross operating income	3,420	3,645	3,528	3,463	4,538	4,941

Income from non-financial services	89	102	77	80	156	67

Non-financial expenses	(38)	(43)	(32)	(32)	(35)	(42)

Other operating income	(18)	(9)	(21)	(15)	(13)	(37)

Operating costs	(1,833)	(1,867)	(1,869)	(1,964)	(2,591)	(2,615)

General administrative expenses	(1,633)	(1,657)	(1,660)	(1,744)	(2,311)	(2,405)

Personnel	(1,017)	(1,038)	(1,048)	(1,134)	(1,384)	(1,450)

Other administrative expenses	(617)	(620)	(612)	(610)	(928)	(956)

Depreciation and amortisation	(200)	(209)	(209)	(221)	(280)	(209)

Net operating income	1,619	1,828	1,683	1,531	2,054	2,315

Impairment loss on assets	(366)	(472)	(496)	(509)	(291)	(402)

Loans	(328)	(436)	(471)	(337)	(281)	(391)

Goodwill	(2)	—	—	(136)	—	—

Other assets	(35)	(36)	(25)	(36)	(10)	(10)

Other income	(100)	(6)	48	(180)	(144)	(72)

Income before taxes (ordinary)	1,153	1,350	1,235	843	1,618	1,841

Corporate income tax	(189)	(231)	(196)	19	(314)	(334)

Net income from ordinary activity	964	1,120	1,039	862	1,303	1,506

Net income from discontinued operations	2	1	2	6	0	0

Net consolidated income (ordinary)	966	1,121	1,041	868	1,304	1,507

Minority interests	110	89	94	97	119	141

Attributable income to the Group (ordinary)	856	1,031	948	771	1,185	1,366

Net extraordinary gains and writedowns	—	359	472	(831)	—	—

Attributable income to the Group (incl. extraordinaries)	856	1,391	1,420	(60)	1,185	1,366

(*)	w/o Abbey	(*)	w/o extraordinary capital gains and allowances
		(**)	w/o Abbey

January – June 2005
14	Consolidated financial report

Net fees and insurance business
Million euros
	Jan-Jun 05		Jan-Jun 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	(%)

Commissions for services	1,645	1,296	1,240	57	4.57

Credit and debit cards	285	273	263	9	3.59

Insurance	436	308	238	69	29.04

Account management	244	243	215	27	12.74

Commercial bills	136	136	141	(5)	(3.73)

Contingent liabilities	122	122	118	4	3.11

Other transactions	422	215	263	(48)	(18.21)

Mutual & pension funds	937	853	770	83	10.73

Securities services	284	281	266	15	5.74

Net fees	2,865	2,430	2,276	155	6.79

Insurance activity	397	107	77	29	38.11

Net fees and insurance business	3,263	2,537	2,353	184	7.82

Operating costs
Million euros
	Jan-Jun 05		Jan-Jun 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	(%)

Personnel expenses	2,833	2,178	2,054	123	6.00

General expenses:	1,883	1,344	1,236	107	8.67

Information technology	232	169	176	(8)	(4.35)

Communications	186	120	119	2	1.64

Advertising	192	156	150	6	4.33

Buildings and premises	369	241	244	(3)	(1.15)

Printed and office material	57	40	39	2	4.86

Taxes (other than income tax)	82	82	68	13	19.46

Other expenses	765	536	442	94	21.30

Personnel and general expenses	4,717	3,521	3,291	230	7.00

Depreciation and amortisation	489	414	409	4	1.02

Total operating expenses	5,206	3,935	3,700	235	6.34

Net loan loss provisions
Million euros
	Jan-Jun 05		Jan-Jun 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	(%)

Non performing loans	929	749	918	(169)	(18.38)

Country-risk	(0)	(0)	38	(38)	—

Recovery of written-off assets	(256)	(235)	(191)	(44)	22.97

Total	672	513	765	(251)	(32.84)

January – June 2005
Consolidated financial report	15

Balance sheet
Million euros
	30.06.05		30.06.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	(%)

Assets

Cash on hand and deposits at central banks	9,404	8,941	6,155	2,786	45.26	8,801

Trading portfolio	133,489	47,718	30,076	17,642	58.66	113,424

Debt securities	63,747	28,717	21,512	7,205	33.49	56,736

Loans and credits	20,183	—	—	—	—	17,508

Equities	7,807	4,123	3,034	1,089	35.89	4,470

Other	41,751	14,878	5,530	9,348	169.04	34,710

Other financial assets at fair value	39,139	1,038	88	950	—	38,911

Loans and credits	4,551	—	—	—	—	4,071

Other	34,588	1,038	88	950	—	34,840

Available-for-sale financial assets	55,955	55,932	63,956	(8,024)	(12.55)	54,128

Debt securities	50,965	50,965	55,181	(4,217)	(7.64)	46,380

Equities	4,990	4,967	8,774	(3,807)	(43.39)	7,748

Loans	421,109	279,593	232,429	47,164	20.29	382,295

Deposits at credit institutions	46,756	45,793	36,326	9,467	26.06	38,277

Loans and credits	366,790	227,273	190,722	36,551	19.16	336,946

Other	7,563	6,526	5,381	1,145	21.29	7,072

Investments	3,979	16,486	3,525	12,961	367.67	3,748

Intangible assets and property and equipment	12,046	6,829	5,630	1,199	21.29	10,980

Goodwill	15,871	5,200	4,908	292	5.95	15,091

Insurance and reinsurance assets	3,569	104	1,973	(1,868)	(94.72)	5,208

Other	34,579	28,499	17,529	10,969	62.58	28,527

Total assets	729,139	450,340	366,269	84,071	22.95	661,113

Liabilities and shareholders’ equity
Trading portfolio	111,668	20,732	10,534	10,197	96.80	99,578

Customer deposits	12,810	59	—	59	—	20,541

Marketable debt securities	19,192	—	—	—	—	19,466

Other	79,666	20,673	10,534	10,139	96.24	59,571

Financial liabilities at amortized cost	492,799	352,122	302,204	49,918	16.52	443,476

Due to central banks and credit institutions	71,774	71,322	64,882	6,441	9.93	58,526

Customer deposits	285,568	188,941	170,538	18,403	10.79	269,631

Marketable debt securities	100,321	68,437	48,196	20,241	42.00	87,450

Subordinated debt	22,915	12,861	12,220	641	5.24	22,178

Other financial liabilities	12,220	10,560	6,368	4,192	65.83	5,691

Insurance liabilities	45,779	8,000	5,658	2,341	41.38	41,568

Provisions	18,428	16,515	13,098	3,417	26.09	15,660

Other liability accounts	12,358	8,842	7,268	1,574	21.65	16,708

Preferred securities	8,555	5,321	3,917	1,404	35.84	7,623

Minority interests	2,462	2,462	1,993	469	23.50	2,085

Equity adjustments by valuation	3,004	2,511	1,517	994	65.51	1,778

Capital stock	3,127	3,127	2,384	743	31.16	3,127

Reserves	28,989	29,061	15,448	13,612	88.12	27,215

Income attributable to the Group	2,551	2,230	2,246	(16)	(0.72)	3,606

Less: dividends	(581)	(581)	—	(581)	—	(1,311)

Total liabilities and shareholders’ equity	729,139	450,340	366,269	84,071	22.95	661,113

Off-balance-sheet managed funds	152,186	135,886	120,094	15,791	13.15	139,995

Total managed funds	881,325	586,226	486,364	99,863	20.53	801,108

January – June 2005
16	Consolidated financial report

Customer loans
Million euros
	30.06.05		30.06.04	Variation w/o Abbey		31.12.04

	with Abbey w/o Abbey			Amount	(%)

Public sector	3,992	3,992	6,382	(2,389)	(37.44)	4,264

Other residents	137,269	137,269	114,216	23,053	20.18	124,807

Secured loans	67,995	67,995	53,388	14,607	27.36	59,826

Other loans	69,274	69,274	60,828	8,446	13.88	64,982

Non-resident sector	257,603	92,380	75,232	17,148	22.79	236,306

Secured loans	161,077	23,629	20,432	3,197	15.65	152,541

Other loans	96,526	68,751	54,801	13,950	25.46	83,765

Gross loans and credits	398,864	233,642	195,831	37,811	19.31	365,377

Credit loss allowance	7,340	6,369	5,108	1,260	24.67	6,853

Net loans and credits	391,524	227,273	190,722	36,551	19.16	358,524

Pro memoria: Doubtful loans	4,280	2,962	3,009	(47)	(1.57)	4,191

Public sector	1	1	1	(1)	(43.81)	3

Other residents	973	973	903	70	7.73	999

Non-resident sector	3,306	1,988	2,105	(117)	(5.54)	3,189

Credit risk management (*)
Million euros
	30.06.05		30.06.04	Variation w/o Abbey		31.12.04

	with Abbey w/o Abbey			Amount	(%)

Non-performing loans	4,319	3,001	2,909	92	3.17	4,105

NPL ratio (%)	1.00	1.13	1.28	(0.15)		1.02

Credit loss allowances	7,554	6,582	5,256	1,327	25.24	6,821

Specific	3,145	2,673	2,429	244	10.06	3,013

General-purpose	4,410	3,909	2,827	1,082	38.28	3,809

NPL coverage (%)	174.92	219.36	180.70	38.66		166.14

Ordinary non-performing and doubtful loans **	3,134	2,668	2,369	299	12.64	2,753

NPL ratio (%) **	0.73	1.01	1.04	(0.03)		0.69

NPL coverage (%) **	241.07	246.68	221.86	24.82		247.77

(*) Excluding country-risk
(**) Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets

Non-performing loans by quarter
Million euros
	2004				2005

	Q1	Q2	Q3	Q4	Q1	Q2

Balance at beginning of period	3,513	2,924	2,909	2,933	4,105	4,418

+ Net additions *	(159)	234	261	1,282	496	367

- Write-offs	(430)	(249)	(237)	(109)	(183)	(466)

Balance at period-end	2,924	2,909	2,933	4,105	4,418	4,319

(*).- In Q4 04, 1,117 million relate to Abbey.

January – June 2005
Consolidated financial report	17

Trading portfolios*. VaR by region. Second quarter
Million euros
	2005		2004

	Avg	Latest	Avg

Total	18.7	17.8	15.2

Europe	9.3	7.0	3.5

USA	1.7	1.5	2.9

Latin America	16.1	16.3	14.5

Trading portfolios*. VaR by product. Second quarter
Million euros
	Min	Avg	Max	Latest

Total trading
Total VaR	17.6	18.7	20.4	17.8

Diversification effect	(6.8)	(9.1)	(12.2)	(9.1)

Fixed income VaR	13.2	14.9	16.5	15.0

Equity VaR	3.1	4.4	6.6	3.8

Currency VaR	8.1	8.5	9.4	8.1

Trading portfolios*. VaR performance 2005
Million euros

January – June 2005
18	Consolidated financial report

Customer funds under management
Million euros
	30.06.05		30.06.04	Variation w/o Abbey		31.12.04

	with Abbey w/o Abbey			Amount	(%)

Public sector	14,555	14,555	10,504	4,051	38.57	13,998

Other residents	81,827	81,827	84,631	(2,804)	(3.31)	86,234

Demand deposits	48,454	48,454	44,753	3,700	8.27	44,259

Time deposits	18,436	18,436	21,597	(3,161)	(14.64)	24,383

REPOs	14,938	14,938	18,281	(3,343)	(18.29)	17,592

Non-resident sector	201,996	92,617	75,402	17,215	22.83	189,941

Demand deposits	111,965	33,698	28,092	5,606	19.95	95,263

Time deposits	74,746	46,736	37,349	9,387	25.13	74,934

REPOs	11,613	8,563	7,424	1,139	15.34	17,128

Public Sector	3,672	3,620	2,536	1,083	42.72	2,616

Customer deposits	298,379	189,000	170,538	18,462	10.83	290,173

Debt securities	119,513	68,437	48,196	20,241	42.00	106,916

Subordinated debt	22,915	12,861	12,220	641	5.24	22,178

Insurance liabilities	45,779	8,000	5,658	2,341	41.38	41,568

On-balance-sheet customer funds	486,586	278,298	236,613	41,685	17.62	460,835

Mutual funds	100,642	99,040	89,773	9,267	10.32	94,125

Pension plans	39,495	24,797	20,316	4,480	22.05	34,873

Managed portfolios	12,049	12,049	10,005	2,044	20.43	10,997

Off-balance-sheet customer funds	152,186	135,886	120,094	15,791	13.15	139,995

Customer funds under management	638,772	414,184	356,708	57,476	16.11	600,830

Customer funds under management
Billion euros

Customer funds under management. June 2005
% o/ operating areas

January – June 2005
Consolidated financial report	19

Shareholders’ equity and capital ratios
Million euros

			Variation

	30.06.05	30.06.04	Amount	(%)	31.12.04

Capital stock	3,127	2,384	743	31.16	3,127

Additional paid-in surplus	20,370	8,721	11,649	133.58	20,370

Reserves	8,619	6,748	1,871	27.73	6,949

Treasury stock	(0)	(21)	20	(97.89)	(104)

On-balance-sheet shareholders’ equity	32,116	17,832	14,284	80.10	30,342

Net attributable income	2,551	2,246	305	13.58	3,606

Interim dividend distributed	—	—	—	—	(792)

Shareholders’ equity at period-end	34,667	20,079	14,589	72.66	33,156

Interim dividend not distributed	(581)	—	(581)	—	(1,046)

Shareholders’ equity	34,086	20,079	14,007	69.76	32,111

Valuation adjustments	3,004	1,517	1,487	97.99	1,778

Minority interests	2,462	1,993	469	23.50	2,085

Preferred securities	8,555	3,917	4,638	118.41	7,623

Shareholders’ equity and
minority interests	48,107	27,506	20,601	74.90	43,596

Basic capital	28,609	17,636	10,973	62.22	24,419

Supplementary capital	20,628	8,582	12,046	140.36	19,941

Computable capital (BIS criteria)	49,238	26,218	23,020	87.80	44,360

Risk-weighted assets (BIS criteria)	384,428	217,111	167,317	77.07	340,946

BIS ratio	12.81	12.08	0.73		13.01

Tier 1	7.44	8.12	(0.68)		7.16

Cushion (BIS ratio)	18,484	8,849	9,634	108.87	17,084

Statement of changes in consolidated shareholders’ equity
Million euros
	Jan-Jun 05	Jan-Jun 04

Available-for-sale financial assets	(425)	(322)

Other financial liabilities at fair value	—	—

Cash flow hedges	70	(69)

Hedges of net investments in businesses abroad	(157)	(17)

Exchange differences	1,738	(113)

Long-term assets for sale	—	—

Net revenues recorded in shareholders’ equity	1,226	(521)

Net consolidated income (published)	2,811	2,446

Adjustments for changes in accounting criteria	—	—

Adjustments for misstatements	—	—

Net consolidated income	2,811	2,446

Parent Bank	3,778	1,725

Minority interests	260	200

Total revenues and expenses	4,037	1,925

Rating agencies
Financial
	Long term	Short term		Strength

Moody’s	Aa3	P1		B

Standard & Poor’s	A+	A1

Fitch Ratings	AA-	F1	+	B

January – June 2005
20	Information by segments

Description of the segments

As a result of the entry into force of the International Financial Reporting Standards (IFRS), Grupo Santander has redefined its business areas. The new rules introduce changes to both the accounting principles as well as the way financial statements are presented, and they also specifically regulate information on the different business segments of companies in aspects such as their definition, breakdown and the minimum level of information to be supplied. The new areas also reflect the recent incorporation of Abbey, following the consolidation of its balance sheet at the end of 2004.

The financial information presented for the first quarter of 2005 reflects the new structure of the business areas and the data for 2004 has been adjusted in accordance with the criteria so that like-for-like comparisons can be made.

The financial statements of each business area have been drawn up by adding up the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the financial statements are adapted to the new rules, applying the same general principles as those used in the Group.

As well as applying the general accounting changes set out on pages 10 and 11 of this Report to the different business areas, some internal criteria which better identify the risks and returns of each business have been changed, in accordance with the principles established in the new rules. The main changes are as follows:

•	Centralised costs. Although the principle of applying to each unit the costs of central services incurred by them for support and control is maintained, corporate and institutional expenses related to the functioning of the Group are excluded. These are now recorded in Financial Management and Equity Stakes. These costs used to be assigned to all businesses. On the other hand, the costs related to projects underway, mainly spending on IT systems, which were not of a corporate nature have been applied to the corresponding business.

•	Provisions and total funds for country risk. Both the risk, as well as its provision are applied to the business area responsible for its management and where the net revenues of these operations are reflected. Only those intra-group operations which maintain the provisions, where risk disappears on an accounting basis, continue to be recorded, as before, in Financial Management and Equity Stakes.

•	Pension provisions. The general principle is that each business assumes the cost for this concept, both the normal allocation as well as that of possible deficits. The only exception relates to the amortisation derived from the initial deficit that surpasses the “corridor”. In these cases, as the aforementioned amortisation occurred because of a corporate decision by the Group, and provided it happens within five years and with the limit of the initial deficit, its cost will be assumed by Financial Management and Equity Stakes.

•	Shareholders’ equity. In line with the development in the Group of the necessary processes for calculating and managing economic capital, the adjustment for regulatory capital maintained until now has been eliminated. This means that each business maintains the shareholders’ equity it manages and only in those cases where this figure is higher than the economic capital will its use above this level be penalised. On the contrary no payment will be made to the business.

In accordance with the criteria established in the IFRS, the structure of the operating business areas is presented on two levels:

Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas. In addition, information is provided on the most representative management units in each one of them. The reported segments are:

•	Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), asset management and insurance and wholesale banking conducted in Europe with the exception of Abbey. Given the importance and specific weight of some of these units, the financial information of the Santander Central Hispano Network, Banesto, Portugal and Santander Consumer is detailed.

In addition, small units outside the three geographic areas, whose relative importance in total business is not significant and which are extensions of the main areas, are included in Continental Europe.

•	United Kingdom (Abbey). This only covers Abbey’s business, mainly focused on retail banking and insurance in the UK.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units in International Private Banking, as an independent and

January – June 2005
Information by segments	21

globally managed unit. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also set out.

Secondary level (or business). This segments the activity of the operating units by the type of business. Information on the main sub segments of each unit is also provided. The reported segments are:

•	Retail Banking. This covers all customer banking businesses (except those of Corporate Banking which are managed globally throughout the world via a specific customer relations model developed by the Group over the last few years). Because of the relative importance of this business in total activity, details are provided by both geographic areas (continental Europe, United Kingdom-Abbey and Latin America) as well as in the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•	Asset Management and Insurance.This includes the contribution of the different units to the Group for the design and management of mutual and pension funds and insurance. Except for pension fund management entities in Latin America which have their own distribution networks, the Group uses, and remunerates through agreements, retail networks to place these products. This means that the result recorded in this business is net (deducting the distribution cost from gross income).
•	Global Wholesale Banking. This business reflects the returns from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries with global management, both for trading as well as distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

As well as these operating units, which cover everything by geographic area and businesses, the Group continues to maintain the area of Financial Management and Equity Stakes. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates the accelerated amortisation of goodwill but not, as previously stated, the costs related to the Group’s central services apart from corporative and institutional costs related to the Group’s functioning.

As the sum of the amounts of the operating geographic areas (main level) is the same as that of the operating business areas (secondary level), adding the results of Financial Management and Equity Stakes to one or other total gives the overall Group total.

Distribution of attributable income by operative geographical segments
January-June 2005

Distribution of income by before tax by operative segments
January-June 2005

January – June 2005
22	Information by principal segments

Income statement and balance sheet principal segments
Million euros
		Operating areas			Continental Europe

			Variation (%)

	Jan-Jun 05	Jan-Jun 04	Total	w/o Abbey	Jan-Jun 05	Jan-Jun 04	Var. (%)

Income statement
Net interest income	5,342	4,049	31.93	9.97	2,711	2,422	11.94

Inc. from companies accounted by equity method	15	20	(25.17)	(32.42)	10	18	(44.91)

Net fees	2,885	2,287	26.12	7.10	1,546	1,493	3.55

Insurance activity	399	79	405.93	37.29	61	42	45.26

Commercial revenue	8,640	6,435	34.27	9.15	4,328	3,975	8.88

Gains (losses) on financial transactions	979	464	110.97	68.46	311	200	55.51

Gross operating income	9,619	6,899	39.43	13.14	4,639	4,175	11.11

Inc. non-financial services (net) and other operating inc.	98	90	8.70	(10.06)	122	112	9.07

General administrative expenses	(4,551)	(3,143)	44.78	6.74	(1,837)	(1,774)	3.53

Personnel	(2,747)	(1,979)	38.82	5.69	(1,275)	(1,231)	3.54

Other administrative expenses	(1,803)	(1,164)	54.90	8.53	(562)	(543)	3.50

Depreciation and amortisation	(475)	(392)	21.36	1.97	(251)	(249)	1.01

Net operating income	4,691	3,454	35.81	19.63	2,673	2,264	18.07

Net loan loss provisions	(634)	(745)	(14.78)	(36.11)	(377)	(567)	(33.50)

Other income	(49)	(57)	(14.17)	92.32	(28)	(53)	(47.51)

Income before taxes	4,008	2,653	51.08	33.71	2,268	1,644	37.97

Income from ordinary activity	2,958	2,035	45.36	29.58	1,622	1,168	38.92

Net consolidated income	2,959	2,038	45.16	29.40	1,623	1,168	38.99

Attributable income to the Group	2,775	1,883	47.38	30.32	1,554	1,105	40.59

Balance sheet
Loans and credits*	390,310	189,631	105.83	19.21	183,001	157,181	16.43

Trading portfolio (w/o loans)	102,661	28,485	260.40	63.52	26,984	16,161	66.97

Available-for-sale financial assets	34,637	29,516	17.35	17.27	19,484	15,610	24.82

Due from credit institutions*	109,794	86,222	27.34	9.73	72,658	65,575	10.80

Intangible assets and property and equipment	10,579	4,987	112.11	7.51	4,041	3,847	5.06

Other assets	71,050	25,061	183.50	22.15	17,472	16,224	7.69

Total assets/liabilities & shareholders’ equity	719,031	363,903	97.59	20.32	323,641	274,598	17.86

Customer deposits*	292,457	162,571	79.90	12.61	124,257	118,199	5.13

Marketable debt securities*	59,291	21,973	169.84	24.74	23,613	17,204	37.26

Subordinated debt	13,058	2,244	481.86	33.86	2,164	1,727	25.29

Insurance liabilities	45,779	5,658	709.04	41.38	6,587	4,813	36.87

Due to credit institutions*	139,812	96,332	45.14	13.46	79,853	71,792	11.23

Other liabilities	144,966	57,469	152.25	49.06	73,630	49,217	49.60

Shareholders’ equity	23,667	17,656	34.05	21.10	13,537	11,647	16.23

Off-balance-sheet funds	152,186	120,094	26.72	13.15	93,824	87,507	7.22

Mutual funds	100,642	89,773	12.11	10.32	78,803	75,342	4.59

Pension funds	39,495	20,316	94.40	22.05	8,591	7,591	13.18

Managed portfolios	12,049	10,005	20.43	20.43	6,429	4,574	40.54

Customer funds under management	562,772	312,540	80.06	14.35	250,444	229,449	9.15

Total managed funds	871,218	483,997	80.00	18.54	417,464	362,105	15.29

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	24.16	21.02	3.14p.		23.32	19.15	4.17p.

Efficiency ratio	46.00	43.94	2.06p.	(2.39p. )	37.88	40.59	(2.71p. )

Efficiency ratio with depreciation and amortisation	50.87	49.52	1.35p.	(2.94p. )	43.15	46.39	(3.24p. )

NPL ratio	0.96	1.21	(0.25p. )	(0.16p. )	0.81	0.83	(0.02p. )

Coverage ratio	173.54	183.80	(10.26p. )	35.53p.	242.35	213.46	28.89p.

Number of employees (direct & indirect)	124,865	103,871	20.21%	(0.75%)	42,824	44,311	(3.36%)

Number of branches	10,099	9,219	9.55%	1.78%	5,270	5,163	2.07%

January – June 2005
Information by principal segments	23

Income statement and balance sheet principal segments
Million euros
	United Kingdom	Latin America

	(Abbey)

	Jan-Jun 05	Jan-Jun 05	Jan-Jun 04	Var. (%)

Income statement
Net interest income	889	1,742	1,627	7.04

Inc. from companies accounted by equity method	1	4	2	87.13

Net fees	435	903	794	13.78

Insurance activity	291	47	37	28.25

Commercial revenue	1,616	2,696	2,460	9.59

Gains (losses) on financial transactions	197	471	264	78.23

Gross operating income	1,813	3,167	2,724	16.25

Inc. non-financial services (net) and other operating inc.	17	(41)	(22)	88.76

General administrative expenses	(1,195)	(1,519)	(1,369)	10.91

Personnel	(656)	(817)	(748)	9.24

Other administrative expenses	(540)	(702)	(621)	12.93

Depreciation and amortisation	(76)	(148)	(143)	3.63

Net operating income	559	1,460	1,191	22.59

Net loan loss provisions	(159)	(99)	(178)	(44.43)

Other income	61	(81)	(4)	—

Income before taxes	461	1,279	1,009	26.78

Income from ordinary activity	321	1,015	867	17.01

Net consolidated income	321	1,015	871	16.55

Attributable income to the Group	321	900	777	15.73

Balance sheet
Loans and credits*	164,251	43,058	32,450	32.69

Trading portfolio (w/o loans)	56,082	19,595	12,324	59.00

Available-for-sale financial assets	23	15,130	13,906	8.80

Due from credit institutions*	15,183	21,953	20,647	6.33

Intangible assets and property and equipment	5,217	1,321	1,141	15.77

Other assets	40,439	13,139	8,837	48.68

Total assets/liabilities & shareholders’ equity	281,194	114,197	89,305	27.87

Customer deposits*	109,379	58,822	44,372	32.56

Marketable debt securities*	31,883	3,795	4,769	(20.42)

Subordinated debt	10,054	840	517	62.46

Insurance liabilities	37,779	1,412	846	67.03

Due to credit institutions*	30,511	29,448	24,539	20.00

Other liabilities	59,302	12,035	8,252	45.84

Shareholders’ equity	2,286	7,844	6,009	30.54

Off-balance-sheet funds	16,300	42,062	32,588	29.07

Mutual funds	1,602	20,237	14,431	40.23

Pension funds	14,698	16,205	12,726	27.34

Managed portfolios	—	5,620	5,431	3.49

Customer funds under management	205,396	106,931	83,091	28.69

Total managed funds	297,495	156,259	121,892	28.19

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	28.07	24.47	24.43	0.04p.

Efficiency ratio	65.31	47.06	49.21	(2.15p. )

Efficiency ratio with depreciation and amortisation	69.46	51.73	54.44	(2.71p. )

NPL ratio	0.80	2.17	3.20	(1.03p. )

Coverage ratio	73.73	180.81	143.89	36.92p.

Number of employees (direct & indirect)	21,778	60,263	59,560	1.18%

Number of branches	716	4,113	4,056	1.41%

January – June 2005
24	Information by principal segments

Continental Europe

Continental Europe includes all the activities carried out in this part of the world (i.e. both retail banking as well as asset management, insurance and global wholesale banking). The good earnings trend continued during the second quarter when gross operating income, net operating income and attributable income were higher than in previous quarters.

The first half results also compared very well with those of the same period of 2004. This was underscored by the 40.6% rise in attributable income. There were two main drivers. The first was the 18.1% increase in net operating income, the result of much higher revenues than in previous quarters and almost flat costs. The second was the reduced need for net loan-loss provisions, due to the high coverage levels already reached, in accordance with the new International Financial Reporting Standards (IFRS), which require lower provisions this year.

The income statement’s performance reflects greater activity, mainly lending, which continued to grow at a fast pace (+17%, eliminating securitisations), an improved efficiency ratio (-2.7 p.p. without depreciation and amortisation costs) and higher productivity. Business and attributable income per employee rose 16% and 43%, respectively.

Net interest income was EUR 2,711 million, 11.9% more than in the first half of 2004. This growth was due to the greater feeding through to the income statement of the rise in business volumes, the result of the stabilisation of spreads over the last few months. The trend was favourable in the four large business units included here. Of note was Santander Central Hispano Network, whose net interest income was 7.3% more than in the first half of 2004, consolidating the change of trend produced in the first quarter when year-on-year growth was 4.4%.

Total fees and insurance activity increased 4.7% to EUR 1,607 million. Portugal and Banif registered the highest growth while that of the Santander Central Hispano Network and Banesto was more moderate. Mutual and pension funds and insurance, fuelled by increased activity and volumes, continued to be the main drivers behind the growth in fees. Santander Consumer’s were lower because of reduced securitisations.

The higher gains on financial transactions reflect the growth in customers’ demand for treasury products. Of note in this trend, which continued that begun in 2004, was the 64.4% rise at the Santander Central Hispano Network and 21.4% at Banesto. Another factor was the market valuation of derivatives after applying the IFRS as they had a positive impact on the gains on financial transactions of wholesale banking.

As a result of the higher revenues, gross operating income grew 11.1%. This, together with general administrative expenses that only rose 3.5% and a good performance in all units, produced an improvement of 2.7 p.p. in the efficiency ratio to 37.9%, without depreciation and amortisation costs, or 43.2% including them.

All units improved their efficiency ratios. The Santander Central Hispano Network, Banesto and Santander Consumer are already below 40% (without depreciation and amortisation costs) and Portugal at 43%.

Net operating income was 18.1% higher than in the first half of 2004 at EUR 2,673 million. The four large retail banking units, whose results are set out below and which generated 88% of total net operating income, registered double digit growth.

Net loss provisions declined 33.5% in all units, as the limit established by the Bank of Spain of 125% of the necessary generic provision has been reached. This means that as of now the only part that needs provisions is that resulting from the increase in lending.

As a result, year-on-year growth in net operating income was double that of attributable income (+40.6% to EUR 1,554 million).

Lending excluding securitisations rose 17%, and was stronger in Retail Banking (+22%) as in Wholesale Banking basic financing declined due to the lower financing needs of big companies.

As regards total lending, Banesto Retail Banking increased 28%, the Santander Central Hispano Network 16% and Santander Consumer 36% (all excluding securitisations). Deposits and mutual and pension plans rose 5%.

January – June 2005
Information by principal segments	25

Continental Europe. Main units
Million euros
	Santander Central					Santander
	Hispano Network		Banesto			Consumer		Portugal

	Jan-Jun 05	Var. (%)	Jan-Jun 05	Var. (%)		Jan-Jun 05	Var. (%)	Jan-Jun 05	Var. (%)

Income statement
Net interest income	1,006	7.32	539	8.76		655	34.19	321	4.64

Inc. from companies accounted by equity method	—	—	1	(93.32)		9	18.93	—	—

Net fees	757	3.06	274	6.81		82	(22.85)	151	12.02

Insurance activity	—	—	15	39.22		—	—	12	42.81

Commercial revenue	1,763	5.45	829	7.19		746	23.98	484	7.56

Gains (losses) on financial transactions	127	64.41	56	21.38		19	(10.12)	22	267.21

Gross operating income	1,890	8.04	885	8.00		765	22.82	507	11.03

Inc. non-financial services (net) and other operating inc.	(3)	—	120	21.78		10	(25.27)	(5)	(11.02)

General administrative expenses	(744)	0.25	(396)	2.93		(242)	13.37	(216)	1.57

Personnel	(570)	0.46	(294)	3.79		(116)	16.30	(142)	0.79

Other administrative expenses	(174)	(0.45)	(102)	0.56		(125)	10.77	(74)	3.10

Depreciation and amortisation	(119)	(7.50)	(52)	3.30		(26)	54.98	(28)	4.04

Net operating income	1,024	15.84	557	15.32		508	24.82	258	22.01

Net loan loss provisions	(104)	(58.75)	(74)	3.59		(162)	(3.44)	(38)	112.80

Other income	(8)	30.69	(4)	—		(6)	(54.25)	(3)	(93.75)

Income before taxes	911	45.83	479	13.61		340	50.23	217	43.65

Income from ordinary activity	656	45.99	328	16.81		237	46.11	173	34.45

Net consolidated income	656	45.99	328	16.81		237	46.11	173	34.45

Attributable income to the Group	656	45.94	259	15.53		237	45.85	172	40.02

Balance sheet
Loans and credits*	77,499	13.55	43,233	24.12		25,952	41.95	17,468	(5.58)

Trading portfolio (w/o loans)	1	—	5,415	186.78		2	—	903	7.55

Available-for-sale financial assets	—	(100.00)	9,217	7.71		61	(8.29)	8,467	56.02

Due from credit institutions*	181	17.24	12,091	9.45		8,038	67.65	11,290	(29.75)

Intangible assets and property and equipment	1,629	4.63	1,499	13.49		360	(10.59)	440	3.71

Other assets	1,040	(26.38)	6,447	38.84		1,013	27.08	3,227	11.92

Total assets/liabilities & shareholders’ equity	80,350	12.57	77,902	25.07		35,425	45.57	41,796	(5.33)

Customer deposits*	40,887	(3.51)	33,996	14.62		13,279	19.90	13,097	8.87

Marketable debt securities*	5	(98.43)	15,162	97.75		2,587	25.92	3,193	(26.18)

Subordinated debt	—	—	1,158	(8.98)		94	(18.69)	246	(27.63)

Insurance liabilities	—	—	2,573	11.31		—	—	2,302	35.75

Due to credit institutions*	53	(3.45)	13,541	10.45		16,199	71.28	19,332	(8.32)

Other liabilities	33,640	43.04	8,949	32.01		2,228	110.47	2,052	(34.43)

Shareholders’ equity	5,765	12.25	2,523	7.90		1,039	80.53	1,574	2.19

Off-balance-sheet funds	51,210	12.68	13,613	7.77		270	25.22	8,823	17.80

Mutual funds	45,969	13.02	11,634	4.33		244	24.16	5,371	12.01

Pension funds	5,241	9.77	1,371	12.38		27	35.82	980	13.98

Managed portfolios	—	—	609	133.98		—	—	2,472	34.71

Customer funds under management	92,101	4.52	66,503	24.20		16,231	20.57	27,661	6.88

Total managed funds	131,560	12.61	91,515	22.15		35,696	45.39	50,619	(1.97)

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	24.02	5.12p.	19.78	1.46p.		47.34	(5.07p. )	19.77	3.88	p.

Efficiency ratio	38.56	(2.66p. )	37.98	(2.57p.	)	31.14	(2.31p. )	42.60	(3.97p.	)

Efficiency ratio with depreciation and amortisation	44.84	(3.70p. )	43.16	(2.89p.	)	34.44	(1.61p. )	48.19	(4.35p.	)

NPL ratio	0.59	(0.05p. )	0.54	(0.11p.	)	2.25	0.20p.	1.38	0.08p.

Coverage ratio	274.52	49.63p.	349.50	65.50p.		128.63	(5.85p. )	216.93	44.23p.

Number of employees (direct & indirect)	19,083	(5.93% )	9,568	(3.51%	)	5,051	6.94%	6,337	(4.10%	)

Number of branches	2,582	1.25%	1,701	0.35%		255	10.87%	677	6.28%

January – June 2005
26	Information by principal segments

Santander Central Hispano Network

The Santander Central Hispano Network consolidated in the second quarter the growth trend of previous quarters. Attributable income amounted to EUR 350 million, bringing that for the first half to EUR 656 million (+45.9% more than in H1’04). Both figures set new records and all lines of the income statement did well.

The main drivers were the pick-up in net interest income, the good performance of net fees and of gains on financial transactions, cost control and reduced needs for loan-loss provisions.

Net interest income rose was 7.3% higher than in the first half of 2004 at EUR 1,006 million, confirming the improved trend. The pace of growth accelerated from 4.4% (Q1’05 vs Q1’04) to 10.3% (Q2’05 vs Q2’04).

The main factor at play here was the appropriate balance between business expansion, reflected in 16% growth in the monthly average balances of lending and 8% in customer funds, and efficient pricing management, which produced an improvement, albeit a modest one, in the portfolio’s spreads since the beginning of the year.

Net fees and gains on financial transactions contributed EUR 1,005 million, of which EUR 121 million were financial fees (recorded in net interest income), EUR 403 million services fees, EUR 350 million mutual and pension funds and securities and EUR 127 million gains on customer financial transactions (mainly interest rate and currency futures and options). Overall, they rose 11%.

Gross operating income was 8.0% higher at EUR 1,890 million and was higher in the second quarter (EUR 983 million) than in the first (EUR 906 million).

This performance is even more noteworthy if one bears in mind that it was achieved with lower operating costs (-0.9%). The combination of higher revenues and lower costs has a multiplying effect on net operating income, which rose 15.8% in the first half to EUR 1,024 million.

The efficiency ratio improved by 2.7 points to 38.6% (without depreciation and amortisation costs). The recurrence ratio (fees as a percentage of costs) stood at 102% (119% including gains on customer financial transactions).

As indicated in the first quarter report, there were two factors behind the excellent credit risk quality. First, the ratio of non-performing loans continued at historically low levels (0.59%) and second, the need for loan-loss provisions, in accordance with the criteria of the new accounting rules, was significantly lower than in 2004. NPL coverage increased to 275%.

As a result of higher net operating income and lower provisions, attributable income was EUR 656 million, 45.9% more than in the first half of 2004 (+EUR 206 million).

Business activity continued to focus on strengthening customer relations and achieving the appropriate balance in the contribution of each customer segment to the Bank’s balance sheet. Year-on-year growth in the monthly balances of loans was 16%, and was mainly concentrated in the segment for companies (+24%), with the following rises: large companies (15%), medium-sized firms (18%), SMEs (22%) and micro companies (36%). Growth by products was also diversified (18% for mortgages, 15% for loans and 9% for commercial bills).

In customer funds, business concentrated on boosting growth rates through the introduction of new products and in offering investment alternatives to clients of “Supersatisfacción” deposits which matured during the first half. Significant progress was made on both fronts. Of note is the year-on-year increase in mutual funds of EUR 5,600 million (EUR 3,800 million of “Superselección Acciones”) and EUR 779 million in demand deposits.

Lastly, and reflecting its hallmark of continuous innovation, the Santander Central Hispano Network launched new products for lending and deposits.

In loans, it introduced the range of “Super Revolución” mortgages, which combine a fixed interest rate for five years with the possibility of lower monthly payments at the beginning of the loan by offering the option of choosing not to amortise the capital during this period. On the other side of the balance sheet, of note was the campaign to attract pay-rolls and new products for deposits.

Both products, focused on tending to the real demands of the market, aim to capture new customers and achieve more business with current clients.

Banesto

Thanks to strong growth in business, focused on targeted segments, as well as greater stability in customer spreads, cost control and excellent credit risk quality Grupo Banesto’s attributable income was 15.5% higher in the first half than in the same period of 2004.

January – June 2005
Information by principal segments	27

Like the other areas, Banesto’s figures were drawn up again on the basis of the criteria set out on pages 20 and 21 of this Report. This means that the data that follows does not coincide with those published independently by Banesto.

Net interest income amounted to EUR 539 million, 8.8% higher than in the first half of 2004. This was the result of strong activity, particularly in the most profitable segments and businesses and maintaining customer spreads, thanks to appropriate management of prices.

Net fees from services increased 6.8% over the first half of 2004 to EUR 274 million, with balanced growth in all revenue lines. Those from mutual and pension funds grew at a slower pace, largely due to the policy of capturing funds which was more focused on time deposits and so limited the growth in mutual and pension funds. Revenues from insurance increased 39.2% year-on-year to EUR 15 million.

Gains on financial transactions continued to rise, spurred by the distribution of treasury products to customers. They amounted to EUR 56 million, 21.4% more than in the first half of 2004, and consolidated the significant growth registered in previous periods.

As a result, gross operating income increased 8.0% year-on-year to EUR 885 million.

Net income from non-financial companies was 23.5% higher at EUR 117 million.

Operating costs grew 3.0%, consistent with the Group’s discipline in cost control, and combined with higher gross operating income produced a further improvement in the efficiency ratio (to 38.0% in the first half from 40.5% a year earlier, not including depreciation and amortisation costs).

Net operating income amounted to EUR 557 million, 15.3% more than in the first half of 2004.

The net loan-loss provision of EUR 74 million was 3.6% more than in the first half of 2004, the result of the increased volume of lending. Net specific allowances amounted to EUR 2.1 million compared with a provision release of EUR 0.8 million in H1’04. The generic allowance was EUR 71.9 million (EUR 72.8 million in H1’04)]. Banesto has already reached the upper limit of 125% of the generic provision.

Income before taxes was EUR 479 million, 13.6% higher. Net attributable income, after corporate income tax, was EUR 259 million, 15.5% higher than in the first half of 2004.

Lending, adjusted for securitisations, amounted to EUR 45,489 million (+24% over H1’04). Lending to the private sector increased 28%, and within it, secured loans rose 31%, commercial bills 17% and other credits and loans 27%.

Lending growth went hand in hand with careful control of credit risk quality. The ratio of non-performing loans was 0.54% at June 30, 2005, below the 0.65% registered a year earlier. NPL coverage also fared well and increased from 284% to 350% in the year to June.

On-balance sheet customer funds rose 29% year-on-year to EUR 52,889 million and off-balance sheet funds increased 8%. Total managed funds were 24% higher than in June 2004 at EUR 66,503 million.

Santander Consumer

Santander Consumer completed during the second quarter its acquisition of Norway’s Bankia and consolidated its business and results in the Group’s financial statements. The acquisition continues the selective expansion policy in consumer finance in Europe which over the last year has integrated PTF in Poland, Elcon and Bankia in Norway and Abfin in Holland.

Attributable income was 45.8% higher than in the first half of 2004 at EUR 237 million, largely due to organic growth in business and, to a lesser extent, new acquisitions, which contributed EUR 14 million (6% of the area’s total).

Gross operating income amounted to EUR 765 million, 22.8% more than in the first half of 2004. This rise was far more than that for operating costs (+16.4%) and produced a 24.8% increase in net operating income and an improvement of 2.3 p.p. in the efficiency ratio to 31.1% (not including depreciation and amortisation costs).

This growth was accompanied by high credit risk quality. The ratio of non-performing loans (2.25%) and NPL coverage (129%) were at very notable levels for consumer finance business.

Santander Consumer’s new lending amounted to EUR 9.266 million in the first half, 29% more year-on-year. Managed assets totalled EUR 29,937 million.

All the main units registered organic growth, as well as markets (Spain and Portugal, +16%; Germany, +12%; Italy, +35%) and products (auto financing, +32%; consumer loans and cards, +18%; direct, +33%). Of note was the high growth in new auto financing which compares very well with car sales and enabled us to continue to gain market share.

January – June 2005
28	Information by principal segments

Portugal

The latest forecasts for the Portuguese economy show growth of between 0.5% and 1% in 2005, as it could be affected by the tough measures taken to reduce the high budget deficit. In this context, Santander Totta generated attributable income of EUR 172 million, 40.0% more than in the first half of 2004. This increase was based on strong growth in business and in revenues from retail banking, flat costs and non-performing loans under control.

Santander Totta conducted its business in a very competitive environment for spreads, because of the low interest rates. Net interest income rose 4.6% and net fees increased 12.0%, particularly those from mortgages, cards, leasing and insurance, in line with the business volumes of these products.

Commercial revenue increased 7.6% which, together with almost flat costs, pushed up net operating income by 22.0% (higher than the first quarter growth of 16.9%). The efficiency ratio stands at 42.6%, (46.6% in H1’04)

Attributable income was 40.0% higher than in the first half of 2005.

Total lending increased by 8% (including securitisations), above the average market growth. Mortgages continued to grow strongly (+15%) and consumer lending (+18%), as well as loans for micro-companies (+16%) and SMEs (+8%).

The ratio of non-performing loans was 1.38%, up from 1.30% in June 2004 (1.03% and 1.10%, respectively, including securitised loans). NPL coverage rose from 173% in June 2004 to 217% a year later.

In customer funds, capitalisation insurance (+28%) and mutual funds (+12%) continued to lead the capturing of funds.

Others

The rest of businesses (Private Banking - Banif, Asset Management and Insurance and Global Wholesale Banking) generated attributable income of EUR 230 million, 57.2% more than in the first half of 2004.

Banif’s performance underscored the success of the new service of a single and global model for customers. It combines, within personalised advice, a range of high value added services and other basic ones. This strategy produced year-on-year growth of 35.8% in net operating income and 44.8% in attributable income.

United Kingdom (Abbey)

Abbey became part of Grupo Santander on November 12, 2004 and only its balance sheet was consolidated at December 31. The results of the first two quarters of 2005 were consolidated with the Group’s.

Like other businesses, Abbey’s income statement has been drawn up in accordance with the criteria set out on pages 20 and 21 of this Report. This means that the figures given here do not coincide with its own.

The focus in the first months of 2005 was on strengthening the management team, recovering the sales impetus and implementing a cost-cutting programme. A new corporate logo was also introduced, consistent with the Group’s global corporate identity.

These measures are in line with the strategic objectives for 2005, which are: stabilise recurrent revenues, boost productivity in sales and reduce costs. Progress was made on all fronts.

Of note in initiatives aimed at stabilisation of recurrent revenues and higher sales productivity are:

•	Revenues stabilised after falling in the second half of 2004. The reasons for this included improvement in new loans and spreads that remained at similar levels over the past few months.

•	The branch network’s sales capacity is improving. The number of authorisations for sales increased by close to 10% during the first half of 2005 and we expect it to reach 30% at the end of the year.

•	Higher sales during the second quarter of two leading products: mortgages and savings. Abbey’s share of gross mortgage lending reached 9.6%, up from 8.8% in the first quarter. The volume of new mortgages was higher than repayments in the second quarter, reflected in a small rise in stock compared with declines in previous quarters. In savings, we also increased our market share over the first quarter in terms of net inflows.

•	The number of accounts, credit cards granted, personal loans and investment products was higher than in the first half of 2004.

As regards cost savings:

•	Operating costs in the second quarter (excluding those related to restructuring) were 7% lower than in the first quarter (excluding the exchange rate impact).

January – June 2005
Information by principal segments	29

•	These costs, on the basis of local criteria, were EUR 118 million lower than in the first half of 2004.

•	Restructuring costs amounted to EUR 120 million in the first half (EUR 37 million in the first quarter and EUR 83 million in the second). They were due to cost-cutting programmes and processes linked to regulatory changes and are in line with the target for the whole year.

Net operating income for the first half was EUR 559 million and attributable income EUR 321 million.

Gross operating income was EUR 1,813 million, of which EUR 945 million are from the second quarter (+8.8% over the first quarter).

General administrative expenses amounted to EUR 1,195 million including restructuring costs and were lower than our initial expectations. This makes us optimistic about attaining our goal of cutting them (excluding restructuring costs) by £150 million during 2005.

Net loan-loss provisions were EUR 159 million in the first half. The non-performing loans ratio was 0.80% at the end of June (4 b.p. lower than in March). As regards mortgages, Abbey’s credit quality indices are better than the market’s average. Arrears in personal loans rose a little because of the sharp rise in lending, but the NPL ratio has remained stable throughout the last quarters. These loans account for around 3% of Abbey’s total lending.

A further reduction of 30% during the first half brought the assets of the former wholesale banking activities to £3,300 million. Most of these assets are Porterbrook’s (which leases rolling stock to UK railway operators).

Abbey’s retail banking operations generated income before taxes of EUR 344 million and insurance business contributed EUR 116 million.

Customer loans amounted to EUR 165,223 million at the end of June and managed customer funds (excluding REPOs) stood at EUR 259,316 million. Both increased a little during the second quarter.

Latin America

Grupo Santander generated attributable income in Latin America of EUR 900 million in the first half (+15.7% y-o-y and +14.6% excluding the exchange rate impact).

Retail Banking continued to be the engine of growth, reflecting the rise in customer business. Its attributable income rose 24.9% (+24.6% excluding the exchange rate impact).

These results were achieved in an economic environment that continued to show signs of expansion, but which is moving towards a more sustainable pace. The first half activity indicators suggest that GDP growth in 2005 will be around 4%.

Latin American countries have taken advantage of the global economic pick-up, and over the last years have adopted several reforms that make them less vulnerable to external shocks. The favourable financial conditions have translated into a recovery in capital inflows and an increase of reserves that support exchange rate stability. Central Banks are controlling inflation, while prudent fiscal policies have made possible a reduction of the ratio of debt over GDP. The market and rating agencies are now taking into account the region’s positive macro environment.

As well as these macroeconomic achievements, the Latin American financial system continues to grow on a solid basis. Savings (deposits plus mutual funds) grew 18.6% and loans in the region 22.3%. Loans other than mortgages to individuals (consumer, credit cards) continued to grow the most (32.9%). These growth rates indicate a rise in bankarisation, with more people obtaining loans.

Grupo Santander has 4,113 points-of-sale in the region, 18.6 million customers (including more than 830,000 companies), and 60,263 employees. Its global share of the region’s banking business (loans + deposits + mutual funds) is 9.7% (weighted average of the market share in each of the countries where the Group operates). Its share increased 21 b.p. during the first half. Additionally the Group has a 12.5 market share of pension plans.

The Group’s business model for Latin America is clearly focused on the customer, highly segmented, backed by technology and with appropriate management of costs and risks. Since the end of 2003, it has focused on business growth and development of recurrent revenues. This year, given the bright macroeconomic outlook for the region and its financial stability, provides a good opportunity for Grupo Santander to continue to expand its retail businesses.

The following factors should be taken into account when analysing the first half financial information:

•	The earnings performance in euros was affected by exchange rates but less so than in previous quarters. The dollar, the currency used to manage the area, fell 4.6% against the euro (average exchange rate of the first half of 2005 against that of the same period of 2004).

January – June 2005
30	Information by principal segments

The dollar’s slide against the euro was partly offset by the appreciation of some Latin American currencies against the dollar, particularly the Brazilian real and the Chilean peso. The average exchange rate of the Brazilian real appreciated from 3.64 to 3.29 per euro and the Chilean peso from 746 to 745, while other currencies depreciated: the Mexican peso from 13.7 to 14.2 and the Venezuelan Bolivar (which was devalued on March 3, 2005 to 2,150 per dollar) from 2,267 to 2,659.

•	Interest rates, for the region as a whole, tended to rise during 2004 and in the first half of 2005. Average nominal interest rates, between the first half of 2004 and the same period of 2005, rose sharply in Brazil (19%), Chile (62%), Mexico (54%) and Puerto Rico (62%), while falling in Venezuela (-7%). The balances of the banks in these countries were managed in such a way as to maximise the results and reduce the market risks.

In general terms, the rise in the region’s interest short term rates had a positive impact on the higher spreads of commercial business, while the profile adopted by interest rate curves dented the revenues of financial and/or market businesses.

The main developments of the Group’s activity in Latin America during the first half were:

•	The pace of growth in lending continued to accelerate in the main countries where the Group operates and the pace was faster than the market’s, increasing our market share to 11.5% from 11.3% in June 2004. The total volume, excluding the exchange rate impact, increased 20% year-on-year (excluding Fobaproa in Mexico). The Group’s continued focus on strengthening businesses with the greatest degree of revenue recurrence resulted in year-on-year rises of 36% and 39% in lending to individuals and SMEs, respectively.

•	In funds, on-balance sheet deposits (without REPOs) increased 21%, excluding the exchange rate impact, while mutual funds rose 20%. Total savings (the sum of deposits and mutual funds) rose 21%. Pension funds grew 17% year-on-year.

•	Commercial revenue increased 9.6% (+8.9% eliminating the exchange rate impact). A very positive factor here was the strong growth in business with customers, while the rise in nominal interest rates (of 27% for the whole region) positively benefited the spreads on retail businesses; the spreads on financial businesses, however, were negatively affected by the profile adopted by the interest rate curves.

•	The Group’s strong drive to develop banking/business services that generate fees (credit cards, cash management, foreign trade, mutual funds and insurance) produced growth of 13.5% in total fees and insurance activity (excluding the exchange rate impact).

•	Gains on financial transactions increased 68.7% year-on-year (without exchange rate impact).

Gross operating income rose 14.7% (excluding the exchange rate impact) to EUR 3,167 million.

•	General administrative expenses are starting to moderate their growth, rising 10.9% year-on-year (+9.1% excluding the exchange rate impact), but more stable against Q4’04. The region’s average inflation rate was around 6%.

Latin America. Results
Million euros
	Gross operating		Net operating		Attributable income
	income		income		to the Group

	Jan-Jun 05	Var. (%)	Jan-Jun 05	Var. (%)	Jan-Jun 05	Var. (%)

Brazil	1,219	19.32	553	18.50	317	7.67

Mexico	729	17.17	306	20.07	189	17.81

Chile	504	15.68	276	36.15	157	45.80

Puerto Rico	135	5.88	49	20.96	27	9.79

Venezuela	201	6.04	98	2.83	70	(4.24)

Colombia	55	28.82	22	67.02	22	69.38

Argentina	177	17.92	78	49.59	38	188.60

Rest	147	9.02	78	19.12	79	(12.74)

Total	3,167	16.25	1,460	22.59	900	15.73

January – June 2005
Information by principal segments	31

•	Net loan loss provisions were 45.1% lower (excluding the exchange rate impact), maintaining the risk premium at moderate levels even though the segments with the highest premium (and also with the largest net return) are those growing the most.

•	The credit quality ratios improved further. The non-performing loans ratio fell 1.03 points to 2.17% and NPL coverage rose 37 points to 181%.
•	The efficiency (47.1% excluding depreciation and amortisation costs) and recurrence (59.4%) ratios were also better than in the first half of 2004 (2.2 and 1.4 points, respectively).

•	By segments, Retail Banking’s gross operating income increased 15.9%, net operating income rose 23.8% and income before taxes 24.9%. Asset Management and Insurance, and Wholesale Banking also registered growth.

January – June 2005
32	Information by principal segments

Latin America. Main units
Million euros
	Brazil			Mexico			Chile

	Jan-Jun 05	Var. (%)		Jan-Jun 05	Var. (%)		Jan-Jun 05	Var. (%)

Income statement
Net interest income	572	(4.19)		477	16.63		337	17.60

Inc. from companies accounted by equity method	1	183.17		0	—		0	34.54

Net fees	297	27.02		223	7.56		114	11.59

Insurance activity	15	38.23		9	85.95		10	28.10

Commercial revenue	885	5.07		710	14.16		461	16.27

Gains (losses) on financial transactions	334	86.11		19	—		42	9.62

Gross operating income	1,219	19.32		729	17.17		504	15.68

Inc. non-financial services (net) and other operating inc.	1	(63.98)		(32)	54.47		(1)	(63.87)

General administrative expenses	(597)	17.94		(363)	13.77		(204)	2.82

Personnel	(320)	16.34		(182)	9.49		(125)	5.29

Other administrative expenses	(277)	19.83		(180)	18.46		(79)	(0.88)

Depreciation and amortisation	(70)	36.05		(29)	2.00		(22)	(28.83)

Net operating income	553	18.50		306	20.07		276	36.15

Net loan loss provisions	(54)	(34.29)		(25)	6.37		(38)	(16.06)

Other income	(7)	—		(9)	—		(19)	77.32

Income before taxes	492	27.29		272	14.49		219	49.17

Income from ordinary activity	324	7.28		261	18.08		180	45.97

Net consolidated income	324	7.28		261	18.08		180	42.01

Attributable income to the Group	317	7.67		189	17.81		157	45.80

Balance sheet
Loans and credits*	8,356	72.10		12,235	30.16		12,077	26.14

Trading portfolio (w/o loans)	3,184	203.84		14,015	47.42		1,609	31.24

Available-for-sale financial assets	5,752	16.80		4,831	35.11		1,177	(8.95)

Due from credit institutions*	7,203	18.61		7,697	(10.49)		2,311	59.61

Intangible assets and property and equipment	433	40.87		311	3.89		285	6.50

Other assets	5,141	45.58		3,429	36.22		2,548	96.24

Total assets/liabilities & shareholders’ equity	30,070	44.98		42,518	25.43		20,006	32.44

Customer deposits*	9,427	85.77		22,283	23.15		11,363	38.34

Marketable debt securities*	550	(18.60)		1,342	1.73		1,518	(13.37)

Subordinated debt	—	—		62	—		777	50.37

Insurance liabilities	884	109.94		54	36.12		35	45.40

Due to credit institutions*	10,120	16.32		14,050	31.14		3,718	35.78

Other liabilities	6,274	49.97		2,811	27.33		1,309	77.22

Shareholders’ equity	2,815	67.07		1,915	25.79		1,287	14.57

Off-balance-sheet funds	10,411	52.84		8,795	34.62		8,155	24.70

Mutual funds	9,912	53.11		5,602	41.91		2,193	13.12

Pension funds	—	—		3,194	23.49		5,963	29.58

Managed portfolios	499	47.62		—	—		—	—

Customer funds under management	21,272	63.84		32,538	25.20		21,848	28.17

Total managed funds	40,481	46.93		51,313	26.92		28,161	30.10

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	25.17	(5.67	p.)	22.09	(0.39	p.)	24.17	7.15	p.

Efficiency ratio	47.01	(0.63	p.)	49.54	(1.50	p.)	40.52	(5.07	p.)

Efficiency ratio with depreciation and amortisation	52.73	0.07	p.	53.46	(2.09	p.)	44.96	(7.83	p.)

NPL ratio	2.89	0.51	p.	0.89	(0.38	p.)	2.98	(0.68	p.)

Coverage ratio	164.62	(58.06	p.)	286.56	31.15	p.	141.12	26.71	p.

Number of employees (direct & indirect)	21,433	0.11%		12,770	5.42%		11,084	3.93%

Number of branches	1,988	5.80%		1,013	(0.88%)		351	(5.39%)

January – June 2005
Information by principal segments	33

The performance by countries was as follows:

Brazil

Santander Banespa is one of the main financial franchises in Brazil. It has a market share of 4%-5% for the country as a whole and double that in the south/southeast of Brazil, the strategically key area for the Group where close to 98 million people live and which generates 70% of Brazil’s GDP. The Group has 1,988 branches in Brazil and 6.6 million individual customers.

The Brazilian economy is consolidating its expansion in 2005, albeit with a more moderate pace of growth than in 2004. The government is continuing to implement economic policies aimed at maintaining the primary surplus and controlling inflation.

The Group’s focus in 2005 is to strengthen the most recurrent businesses and gain market share. This produced a 30% rise in total lending in the first half, excluding the exchange rate impact, with strong growth in lending to individual customers (credit cards, auto financing, consumer loans, etc), SMEs and companies. As a result, the market share of total loans reached 5.8%. Deposits (exluding REPOs) and mutual funds increased 25% (market share of 4.4%). Emphasis has been placed on retail savings, where we have an 8.0% market share in mutual funds

Attributable income rose 7.7% to EUR 317 million (-2.6% excluding the exchange rate impact).

Commercial revenues declined 5.0% (without exchange rate impact). The main developments were the strong growth in business volumes and the decline in spreads, although they remained high. Meanwhile the negative slope of the interest rate curve eroded the net interest income of financial business and markets in the first half of 2005. This negative impact, and that arising from the reduced value of portfolios because of the rise in interest rates, was offset by the positive effect of portfolio sales and the sale of a 20% stake in the electricity company AES Tietê in June. Part of the capital gains were used to strengthen the balance sheet.

Net fees increased 14.9% and costs rose 6.7%, both excluding the exchange rate impact.

The efficiency ratio in June was 47.0% (without depreciation and amortisation costs), the recurrence ratio 49.7%, ROE 25.2%, the NPL ratio 2.89% and NPL coverage 165%.

By segments, and excluding the exchange rate impact, Retail Banking’s net operating income increased 1.7% and its income before taxes 7.8%, because of lower net loan-loss provisions. Asset Management’s income also grew strongly and Global Wholesale Banking’s increased 16.9%, because of the previously mentioned sale of AES Tietê.

Mexico

Santander Serfin is the third largest banking Group in Mexico by business volume, with a market share in loans of 16.4%, 15.9% in deposits and mutual funds and 8.3% in pensions. The Group has 1,013 branches and 6 million customers in Mexico (300,000 more in the first half). Additionally, the Bank has 3.1 million participants in pension plans. Although Banco Santander Mexicano and Banca Serfin have been managed as one single financial institution since December 2002, the merger of the two banks did not become effective until January 1, 2005.

The Mexican economy remained strong in 2005. The central bank’s monetary policy, which led to short-term interest rates of 9.5%-10%, has reduced inflationary tensions (inflation expectations of around 4%). The comfortable balance of payments situation and the high level of international reserves have helped to achieve a stable exchange rate.

The Group continues to focus in 2005 on a profitable increase in its businesses, in line with its medium-term strategic plan. Total lending, excluding Fobaproa, increased 25%, after eliminating the exchange rate impact, enabling Santander Serfin to consolidate its gain in market share (+0.8 points in the year to June 2005), with notable rises in strategically important products particularly consumer loans. This product grew at almost double the pace of its growth in the financial system as a whole. Deposits without REPOs and mutual funds grew 19% (excluding the exchange rate impact). Overall, the gain in their market share was 1.4 points over the last 12 months.

Attributable income was EUR 189 million in the first half, 17.8% more than in the same period of 2004 (+22.1% excluding the exchange rate impact). One factor at play was the very positive impact of the sharp rise in business, while interest rates, which increased 343 b.p. on average, benefited the spread of retail businesses but eroded the revenues of financial businesses.

Commercial revenue increased 18.3% (excluding the exchange rate impact). Net fees grew 11.4%. General administrative expenses, basically emanating from the increase in business infrastructure (840 more ATMs since June 2004) and those linked to business development, rose 17.7% (excluding the exchange rate impact). The strong increase of retail revenues pushed up net operating income by 24.4% (excluding the exchange rate impact).

January – June 2005
34	Information by principal segments

The efficiency ratio was 49.5% (without depreciation and amortisation costs), the recurrence ratio 61.4% and ROE 22.1%, while the non-performing loans ratio of 0.89% and coverage of 287% continued to underline the high credit risk quality.

By segments, and without the exchange rate effect, the net operating income of Retail Banking increased 13.2% and income before taxes rose 2.7%. That of Asset Management and Insurance and Global Wholesale Banking also grew.

Chile

Santander Chile is the largest financial franchise in the country, as underscored by its market shares: 23.0% in loans, 21.4% in deposits and mutual funds and 11.5% in pensions. It has 351 branches, 2.1 million banking customers and 600,000 participants in pension plans.

As in 2004, the Chilean economy is growing strongly in 2005, spurred by strong increases in investment, the main engine of economic growth. The Central Bank will prolong its gradual rise in interest rates, gradually reducing the monetary stimulus and returning to positive real interest rates.

Santander Santiago is focusing on profitable growth in businesses, particularly retail segments. Lending increased 14% (+27% to individuals) and deposits (without REPOs) and mutual funds grew 24% year-in-year (all excluding the exchange rate impact). These rates produced a gain in market share since June 2004 of 1.1 points in lending to individuals and 0.4 points in deposits and mutual funds.

Attributable income amounted to EUR 157 million in the first half, 45.8% more than in the same period of 2004 (+45.6% eliminating the exchange rate impact). This was the result of the combination of higher growth in commercial revenues (+16.1% excluding the exchange rate impact) and containment of general administrative costs (+2.6%, excluding the exchange rate impact).

The ratios are very good: efficiency (40.5%, without depreciation and amortisation costs), recurrence (55.9%), ROE 24.2%, non-performing loans (2.98%) and coverage 141%.

By segments and excluding the exchange rate impact, Retail Banking’s net operating income rose 60.8% (strong increase in revenues and flat costs) and income before taxes increased 85.8%. This high growth is not fully reflected in the bottom line for the country as a whole, because of Wholesale Banking’s smaller contribution.

Puerto Rico

Santander Puerto Rico is one of the largest financial institutions in Puerto Rico, with a market share of 11.1% in loans, 12.3% in deposits and 22.6% in mutual funds. It has 73 branches.

The Group is focusing in 2005 on growth in the most profitable businesses, particularly with individual customers (consumer loans and mortgages) and medium-sized companies. In line with these objectives, lending increased 26% year-on-year and deposits and mutual funds rose 36%. This produced a gain of 0.7 points in the market share of loans and 1.0 points in deposits plus mutual funds.

Attributable income rose 9.8% to EUR 27 million in the first half (+15.0% excluding the exchange rate impact). This was the result of a 10.9% rise in gross operating income (excluding the exchange rate impact) and almost flat general administrative expenses, which fell by 0.4% (excluding the exchange rate impact).

The efficiency ratio was 56.1% (without depreciation and amortisation costs), the recurrence ratio 42.3% and ROE 13.9%. The ratio of non-performing loans was 1.94% and coverage 144%.

Venezuela

Banco de Venezuela is one of the country’s largest banks, with market shares of 16.1% in loans and 12.6% in deposits. It has 246 branches and 2.1 million customers.

With oil prices likely to remain high, the Venezuelan economy is expected to grow in 2005 above its potential rate and will continue to enjoy a strong current account surplus.

The main focus of management in 2005 is the profitability of business and boosting recurrent revenues, with the emphasis on higher lending and a rise in transactional deposits (of high liquidity and low cost). Lending in the first half, eliminating the exchange rate impact, increased 77% year-on-year and the aggregate of deposits (excluding REPOs) and mutual funds rose 62%. This produced gains in their respective market shares of 1.5 and 0.1 points.

Thanks to this strategy, commercial revenue grew 20.3%, excluding the exchange rate impact, and attributable income amounted to EUR 70 million (+12.3% excluding the exchange rate impact).

The efficiency (without depreciation and amortisation costs) and recurrence ratios were 42.5% and 48.5%, respectively.

January – June 2005
Information by principal segments	35

ROE stood at 44.2%, the ratio of non-performing loans was 1.74% and coverage 403%.

Colombia

The Colombian economy will grow by close to 4% for the third year running.

Business continued to grow strongly in the first half. Lending increased 31% year-on-year and deposits (excluding REPOs) and mutual funds rose 36%. These increases were the result of a business model focused on selective growth and efficient management of costs.

Attributable income was EUR 22 million, 54.0% more than in the first half of 2004 (excluding the exchange rate impact). The credit risk quality indicators remained excellent (NPL ratio of 0.76% and coverage of 311%).

Other countries

The Argentine economy continues to recover, fuelled by domestic demand and solid growth of exports. The main development in the first half was the high level of acceptance

(76%) by creditors of the government’s foreign debt restructuring plan.

Lending by Grupo Santander (excluding that to the public sector) rose 32% year-on-year and was very focused on SMEs and individuals. Deposits and mutual funds increased 31%. During the first half the Bank capitalised $240 million of the debt it had with the Group.

On the one hand this enabled progress to be made in cleaning up and selling portfolios of government securities in foreign currency present in local balances (which had been cleaned up under Spanish GAAP in 2002) and, on the other, reduce at the same time expensive external liabilities. Attributable income amounted to EUR 38 million in the first half.

The activity and results of Bolivia and Peru remained positive, while Uruguay’s attributable income declined because of lower releases of provisions.

Santander Private Banking (the International Private Banking division) continued to perform well in the second quarter. Attributable income was 27.4% more in dollars than in the first half of 2004. Of note was the higher net interest income and control of costs.

January – June 2005
36	Information by principal segments

Financial Management and Equity Stakes
Million euros
			Variation

	Jan-Jun 05	Jan-Jun 04	Amount	(%)

Income statement

Net interest income (w/o dividends)	(428)	(355)	(73)	20.57

Dividends	94	167	(74)	(44.11)

Net interest income	(334)	(187)	(147)	78.35

Inc. from companies accounted by equity method	315	187	127	68.08

Net fees	(19)	(11)	(8)	69.06

Insurance activity	(2)	(2)	—	—

Commercial revenue	(40)	(13)	(27)	205.91

Gains (losses) on financial transactions	(100)	179	(279)	—

Gross operating income	(141)	166	(307)	—

Income from non-financial services (net) and other operating income	(2)	(8)	6	(74.20)

General administrative expenses	(166)	(148)	(18)	12.52

Personnel	(86)	(75)	(11)	14.09

Other administrative expenses	(80)	(72)	(8)	10.89

Depreciation and amortisation	(14)	(18)	4	(19.85)

Net operating income	(323)	(8)	(316)	—

Net loan loss provisions	(38)	(20)	(18)	88.87

Other results	(189)	(122)	(66)	54.00

Income before taxes [ordinary]	(550)	(150)	(399)	266.19

Net income from ordinary activity	(148)	48	(196)	—

Net consolidated income [ordinary]	(148)	48	(196)	—

Attributable income to the Group [ordinary]	(224)	4	(228)	—

Attributable income to the Group (including extraordinaries)	(224)	363	(587)	—

Balance sheet
Trading portfolio (w/o loans)	1,132	1,591	(459)	(28.88)

Available-for-sale financial assets	21,318	34,440	(13,122)	(38.10)

Investments	3,796	3,375	421	12.47

Goodwill	15,858	4,838	11,020	227.78

Liquidity lent to the Group	38,852	27,490	11,362	41.33

Capital assigned to Group areas	23,667	17,656	6,012	34.05

Other assets	29,317	13,996	15,321	109.47

Total assets/liabilities & shareholders’ equity	133,940	103,385	30,555	29.55

Customer deposits*	5,921	7,967	(2,046)	(25.68)

Marketable debt securities*	41,030	26,224	14,806	56.46

Subordinated debt	9,857	9,976	(119)	(1.19)

Preferred securities	4,457	3,375	1,082	32.07

Other liabilities	40,564	38,011	2,553	6.72

Group capital and reserves	32,111	17,832	14,278	80.07

Off-balance-sheet funds	—	—	—	—

Mutual funds	—	—	—	—

Pension funds	—	—	—	—

Managed portfolios	—	—	—	—

Customer funds under management	56,808	44,167	12,641	28.62

Total managed funds	133,940	103,385	30,555	29.55

(*).- Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,635	1,406	229	16.29

January – June 2005
Information by principal segments	37

Financial Management and Equity Stakes

This area is responsible for a series of centralised activities and acts as the Group’s holding entity, managing all capital and reserves and assigning capital and liquidity to the other businesses on the basis of the criteria set out on page 21 of this Report. The cost of liquidity via the transfer of funds to different businesses is at the short-term market rate, which was 2.09% in the first half of 2005 (2.04% in the same period of 2004).

•	Equity Stakes: this centralises the management of equity stakes in financial and industrial companies.

The main development during the first half was the sale of 2.57% of The Royal Bank of Scotland, which generated a capital gain of EUR 717 million. As stated in other parts of this Report, it did not feed through to attributable income.

Industrial stakes generated attributable income of EUR 214 million well above the EUR 92 million of the previous year (not considering the extraordinary capital gains).

The increase was mainly due to the larger contribution of income from companies accounted for by the equity method, because of the higher earnings of these companies, principally Cepsa’s.

The main sales of industrial stakes during the first half were 16.53% of Instituto Sectorial de Promoción y Gestión de Empresas, S.A. for EUR 24 million (capital gains of EUR 10 million). As regards investments, of note was the acquisition, announced in the first quarter, of 4.74% of Auna Operadores de Telecomunicaciones, S.A.

Grupo Santander together with Endesa and Unión Fenosa (core shareholders of AUNA) have mandated Merrill Lynch to commence an orderly and competitive process for the sale of their stakes in AUNA, or if applicable, of its assets, after authorisation from its Board.

The unrealised capital gains of industrial stakes of listed companies stood at EUR 2,700 million at the end of June.

•	Financial management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk of the parent bank and the liquidity risk. The latter is conducted through issues and securitisations. It also manages the shareholders’ equity.

The cost of hedging the capital of the Group’s non-euro denominated investments is another activity of this sub-area. The current hedging policy is aimed at protecting the capital invested and the year’s results through various instruments that are deemed to be the most appropriate for their management. These investments, except for Brazil, were fully or partially hedged during the first half.

In 2004 the Group significantly reduced the portfolio of structural interest rate risk hedging, which has a negative impact when comparing net interest income and gains on financial transactions between the first half of 2004 and the same period of 2005.

The structural exchange rate position also negatively impacts the revenues compared to 2004. This sub-area also manages shareholder’s equity, the allocation of capital to each business unit, and the cost of financing investments.

There are also other negative items such as the amortisation of the initial excess of pension funds of the subsidiaries over the fluctuation band. The Group also considers it prudent to maintain in Argentina an additional fund that complements the provisions already assigned so that the capital of our subsidiaries in the country is covered as well as the loans granted to them by the Group. The impact on earnings of provisions and release of provisions, in accordance with these criteria, will be recorded in Financial Management and Equity Shareholdings and will thus be independent of those registered in Latin America.

This means that this sub-area’s overall contribution to earnings is normally negative.

This sub area also includes the provision constituted for the same amount as the capital gain generated from the sale of the stake in The Royal Bank of Scotland (see other parts of this Report).

January – June 2005
38	Information by secondary segments

Income statement and business volumes secondary segments
Million euros
	Operating business areas			Retail Banking

		Variation (%)			Variation (%)

	Jan-Jun 05	Total	w/o Abbey	Jan-Jun 05	Total	w/o Abbey

Income statement
Net interest income	5,342	31.93	9.97	5,113	38.79	13.42

Inc. from companies accounted by equity method	15	(25.17)	(32.42)	15	(39.37)	(45.25)

Net fees	2,885	26.12	7.10	2,371	27.64	6.74

Insurance activity	399	405.93	37.29	—	—	—

Commercial revenue	8,640	34.27	9.15	7,499	34.73	10.93

Gains (losses) on financial transactions	979	110.97	68.46	510	174.46	69.89

Gross operating income	9,619	39.43	13.14	8,009	39.24	12.84

Inc. non-financial services (net) and other operating inc.	98	8.70	(10.06)	106	7.02	(10.03)

General administrative expenses	(4,551)	44.78	6.74	(3,987)	42.95	6.45

Personnel	(2,747)	38.82	5.69	(2,450)	38.97	5.53

Other administrative expenses	(1,803)	54.90	8.53	(1,537)	49.78	8.02

Depreciation and amortisation	(475)	21.36	1.97	(440)	23.07	2.08

Net operating income	4,691	35.81	19.63	3,689	36.37	20.01

Net loan loss provisions	(634)	(14.78)	(36.11)	(636)	(5.10)	(28.79)

Other income	(49)	(14.17)	92.32	(62)	8.74	115.77

Income before taxes	4,008	51.08	33.71	2,991	51.21	33.81

Business volumes
Total assets	719,031	97.59	20.32	573,119	148.35	26.54

Loans and credits	390,310	105.83	19.21	364,031	128.43	25.36

Customer deposits	292,457	79.90	12.61	258,647	101.39	16.22

Retail Banking

Retail Banking generated income before taxes of EUR 2,991 million, 51.2% more than in the first half of 2004 and 33.8% higher excluding Abbey. Both Europe and Latin America performed well.

Retail Banking in Continental Europe continued its growth trends in volume and earnings. Net interest income was 13.4% higher than in the first half of 2004, net operating income increased 18.5% and income before taxes rose 37.7%. All units (Santander Central Hispano Network, Banesto Retail, Santander Consumer, Portugal Retail and Banif) grew at a brisk pace (double digit in net operating income and attributable income).

There were four main drivers behind the sharp rise in results: business growth, stronger in lending but also in customer funds; better management of prices in an environment of stable interest rates, which is producing a recovery of spreads; cost control, in particular at the Santander Central Hispano Network and Portugal, and

the lower needs for loan-loss provisions, because of the high credit risk quality and the coverage levels already reached.

Abbey’s Retail Banking operations generated revenues for the Group of EUR 1,519 million, net operating income of EUR 443 million and income before taxes of EUR 344 million.

The good earnings performance of Retail Banking in Latin America was based on strong growth in customer business, the excellent results in net interest income and net fees, and reduced needs for net loan-loss provisions. All of this was reflected in a 13.6% rise in commercial revenue, 23.8% in net operating income and 24.9% in income before taxes, all in euros.

The increasing proportion of customer business in all countries, due to the strong development of business in previous quarters, was generally reflected in significant

January – June 2005
Information by secondary segments	39

Income statement and business volumes secondary segments
Million euros
	Asset Management and Insurance			Global Wholesale Banking

		Variation (%)			Variation

	Jan-Jun 05	Total	w/o Abbey	Jan-Jun 05	(%)

Income statement
Net interest income	(33)	—	60.92	262	(26.68)

Inc. from companies accounted by equity method	—	(100.00)	(100.00)	—	(100.00)

Net fees	290	29.21	8.40	223	8.94

Insurance activity	399	405.93	37.29	—	—

Commercial revenue	656	114.06	18.79	485	(13.71)

Gains (losses) on financial transactions	23	577.93	488.53	447	62.36

Gross operating income	678	119.10	23.89	932	11.27

Inc. non-financial services (net) and other operating inc.	(0)	—	—	(8)	(28.77)

General administrative expenses	(299)	149.42	1.46	(265)	12.98

Personnel	(138)	87.92	(1.98)	(159)	11.67

Other administrative expenses	(161)	247.23	6.93	(106)	15.02

Depreciation and amortisation	(9)	3.32	(7.03)	(26)	3.47

Net operating income	370	102.09	38.53	633	11.70

Net loan loss provisions	(0)	—	—	2	—

Other income	9	—	—	4	198.83

Income before taxes	379	108.14	44.24	638	29.45

Business volumes
Total assets	8,087	29.36	29.36	137,825	8.63

Loans and credits	249	(33.39)	(33.39)	26,030	(12.93)

Customer deposits	23	13.80	13.80	33,787	(0.97)

rises in commercial revenue, net operating income and income before taxes. The table shows aggregate growth of the three main countries of 16.5% in the gross operating income (in euros), which increases to 22.5% at net operating income level, and 23.5% in income before taxes.

Retail Banking. Income statement
Million euros
	Gross operating		Net operating		Income before
	income		income		tax

	Jan-Jun 05	Var. (%)	Jan-Jun 05	Var. (%)	Jan-Jun 05	Var. (%)

Continental Europe	4,018	11.01	2,302	18.53	1,892	37.71

o/w: Spain	3,007	8.48	1,721	15.75	1,471	32.07

Portugal	451	12.93	216	28.67	175	63.05

United Kingdom (Abbey)	1,519	—	443	—	344	—

Latin America	2,472	15.94	944	23.77	755	24.93

o/w: Brazil	914	16.48	292	12.41	223	19.16

Mexico	573	12.58	205	9.30	175	(0.85)

Chile	410	22.41	213	61.05	151	86.13

Total Retail Banking	8,009	39.24	3,689	36.37	2,991	51.21

January – June 2005
40	Information by secondary segments

Asset Management and Insurance

Income before taxes was EUR 379 million, 108.1% more than in the first half of 2004 and 44.2% higher excluding Abbey’s contribution. Managed mutual and pension funds amounted to EUR 140,000 million (+12% y-o-y, excluding Abbey), and the liabilities from insurance contracts amounted to almost EUR 46,000 million (83% of it Abbey’s).

Asset Management. The global business of mutual and pension funds integrated in Santander Asset Management generated in the first half a total volume of fees for the Group of EUR 937 million, 21.6% higher than in the same period of 2004 (+10.7% without Abbey). Income before taxes, after deducting the fees paid to the distribution networks and operating costs, was EUR 184 million (+35.9% y-o-y).

In Spain Santander Asset Management managed EUR 73,000 million in funds and investment companies, making it the sector’s leader (market share of 26.1% in mutual and real estate funds, according to Inverco). Of note during the first half was the contracting of almost EUR 4,000 million in guaranteed funds (“Superselección Acciones 1, 2 y 3”) and EUR 271 million in equity funds. The latter represented 56% of the industry’s net capturing of equity funds and made the growth of our fund management institution the highest in this category.

We also bolstered our leadership in innovation with new products tailored to suit customers’ needs. The range of “concept” funds was completed with funds that are invested both in Spain (“Small Caps España”) and in international funds (“Selección Renta Fija”).

In alternative management, Optimal’s assets surpassed EUR 3,700 million in the first half (+34% y-o-y), confirming investors’ preference for alternative management funds of funds. We remained the leader in attracting real estate funds, with a net rise during the first half of approximately EUR 600 million for a total of EUR 3,000 million and a market share of 56%.

As a result of all these factors, Santander Asset Management was recognised as the “Best Asset Manager in Spain” by Thomson Financial through an annual survey of 7,000 customers and almost 2,000 professionals of the industry in 70 countries.

The volume of pension plans in Spain surpassed EUR 7,600 million at the end of June, 13% higher than a year earlier. In individual plans, which rose 12% year-on-year, the Group remained the leader with a market share of 17%.

In Portugal, mutual and pension funds increased 12% and 14%, respectively, year-on-year. The growth strategy in mutual funds has enabled the Group to become the second largest fund management institution (market share of more than 18%).

In Latin America, managed mutual funds amounted to EUR 19,500 million, 20% more than in June 2004 excluding the exchange rate effect, and with strong growth in all countries. This was the result of a differentiated strategy for each country which combines knowledge of the markets and local needs with exploiting our global capacities in management and the development of high value-added products.

Of note was Mexico, where mutual funds grew 31% year-on-year (excluding the exchange rate effect) to EUR 5,600 million. There were strong gains in market shares in the year to June (+248 b.p. in funds and +420 b.p. in revenues), putting us in second place. Features such as the rapid response with products adjusted to the market’s circumstances, dynamic management funds and a profound knowledge of the products in the branch network make Santander Asset Management one of the country’s fund management institutions with the best potential.

Brazil, whose managed assets increased 15% year-on-year (excluding the exchange rate impact) to EUR 9,900 million, focused on the retail segment. The successful launch in the first half of one and two-year guaranteed funds strengthened

Mutual funds, June 2005
Million euros
	Assets under	Var. (%) o/
	management	Jun. 04

Spain	73,432	4.09

Continental Europe (excl. Spain)	5,371	12.01

United Kingdom (Abbey)	1,602	—

Latin America	20,237	40.23

Total*	100,642	12.11

* w/o Abbey: +10.3%
Pensions plans. June 2005
Million euros
	Assets under	Var. (%) o/
	management	Jun. 04

Spain	7,611	13.08

Continental Europe (excl. Spain)	980	13.98

United Kingdom (Abbey)	14,698	—

Latin America	16,205	27.34

Total*	39,495	94.40

* w/o Abbey: +22.1%

January – June 2005
Information by secondary segments	41

the innovative style of the Group’s fund management institutions and increased the market share in the retail segment to around 8% in the year to June. New specialised funds for private banking that complete the range of Santander Asset Management Brazil (Multimercado funds), were also launched.

Chile, where the Group remained the leader in guaranteed funds, for individuals and in private banking (market share of 53%), completed its equities range with the launch of specialised funds (“Acciones Selectas”, “Retail & Consumo”). The overall market share is close to 21%.

Puerto Rico registered growth in its managed assets of around 27% (excluding the exchange rate impact). Argentina also consolidated its performance in fixed income funds and almost doubled its managed assets year-on-year (excluding the exchange rate effect).

Total pension plans in Latin America amounted to EUR 16,200 million, 17% more than in the first half of 2004 (excluding the exchange rate effect), and with growth in all countries.

Insurance. The Group’s insurance companies generated income before taxes of EUR 195 million in the first half (+316.4% y-o-y; +68.3% excluding Abbey), after disbursing the distribution fees to the networks. Including them, total net revenue from the Group’s insurance activity amounted to EUR 833 million, 164.1% more than in the first half of 2004 (+31.3% excluding Abbey), spurred by the distribution capacity of the Group’s banks and bancassurance management differentiated by countries.

In Spain, Santander Seguros maintained the growth trend in its strategic business of bancassurance and stepped up its sales capacity with the incorporation of two new channels

(Hispamer and UCI), which join the main one of the Banco Santander Central Hispano network. Their total contribution to the Group in the first half, including net fees and income before taxes, was EUR 92 million, 20% more than in the same period of 2004. Premium income increased 43% year-on-year. Of note was the take-off in strategic unemployment product (+72%) and the sale of products not linked to lending operations (+40%). This performance, combined with that of Banesto Seguros, is enabling Grupo Santander in Spain to attain its natural position in the market and consolidate itself among the leaders in two key products (individual life-risk and household).

In Portugal, the Group’s strategy combines the distribution of risk insurance related to credit operations with capitalisation-savings products. The first life-risk product not linked to lending began to be marketed during the first half. Premium income related to lending rose 29% and total earnings (income before taxes and net fees) increased 27%.

In the United Kingdom, Abbey’s insurance business from it was stronger in the second quarter than in the first. The sale of investment products doubled, partly because of the maturity and renewal of a structured product and also the launch of new guaranteed products. The sale of protection and general insurance, closely linked to mortgages, increased 11% and 4% over the first quarter, although the levels were still lower than in the first half of 2004.

In Latin America, the Group continued to develop its insurance distribution growth strategy through local banks. Backed by products related to lending, progress was made in placing non-linked bancassurance products through personalised offers (life, auto and household products). Of note, by countries, were Brazil, Mexico, Chile, Argentina and Venezuela whose total income increased 51% (excluding the exchange rate effect).

Asset Management and Insurance. Income statement
Million euros
	Gross operating		Net operating		Income before
	income		income		tax

	Jan-Jun 05	Var. (%)	Jan-Jun 05	Var. (%)	Jan-Jun 05	Var. (%)

Mutual funds	131	22.13	87	27.01	88	26.69

Pension plans	158	16.04	97	43.84	96	45.54

Insurance	390	484.69	186	294.61	195	316.40

o/w: Abbey	295	—	116	—	116	—

Total Asset Management and Insurance	678	119.10	370	102.09	379	108.14

January – June 2005
42	Information by secondary segments

Global Wholesale Banking

Income before taxes amounted to EUR 638 million, 29.5% more than in the first half of 2004. This was due to an increase in revenues in line with that of costs (+11.7% in net operating income) and lower needs for loan-loss provisions.

Total revenues were 11.3% higher than in the first half of 2004, driven by greater customer activity and capital gains but with a lower contribution from own account operations in Latin American treasuries (gross operating income declined by EUR 63 million). Of note among revenues were those from higher value added businesses with customers (transactional banking, trade finance, custody, investment banking, treasury and equities). These revenues amounted to EUR 432 million (+14.8% y-o-y).

Operating costs grew 12.0% over the first half of 2004, due to business expansion and the launch of projects, such as Santander Global Connect and Santander Global Markets, mainly in Europe (+EUR 12 million). Lastly, the drop in basic financing sharply reduced the need for loan loss provisions.

The growth in greater value-added revenues, in particular, underscored the consolidation of the Global Wholesale Banking model based on a double vector (product-client).

In the client vector Global Wholesale Banking established in 2003 the Global Customer Relation Model for global management, by product and country, of the main clients of the Group’s corporate and institutional areas. The model is achieving its revenue growth goals in products of the highest value and geographic reach thanks to global teams, local executives in the markets where the client operates and product specialists.

The gross operating income from this model was EUR 242 million in H1’05 increasing for the third quarter running. Within this vector, value-added products increased its revenues while basic financing ones diminished. The reasons for this were the high liquidity in large companies and the general narrowing of spreads on loans.

The product vector consists of three large areas:

1)	Corporate products. This covers basic financing, transactional banking, trade finance and custody. Of note was the rising relative share of transactional products, trade finance and custody, whose revenues increased 8.4% year-on-year, while those from basic financing fell.

2)	Investment Banking. This embraces financing solutions (structured/project finance, syndicated loans, fixed-income origination) and corporate finance activities. Total revenues generated by these activities rose by 6.1%.

Of note in financing solutions were the following operations in the second quarter: in project finance, Petrobras in Brazil ($900 million), eight wind power parks and three small electricity stations of Enel and Unión Fenosa (EUR 250 million) and a shopping centre in Cartagena; in syndicated loans, operations with Endesa, Heineken, Iberdrola, Urbaser and Ebro Puleva for a total of more than EUR 6,000 million.

In corporate finance, the Group continued to demonstrate its knowledge of sectors and leadership in the domestic markets where it operates. Of note during the second quarter were the issue of preferred shares for

Business model of Global Wholesale Banking

January – June 2005
Information by secondary segments	43

Unión Fenosa, the advice given to shareholders selling their shares and for management in the secondary MBO of Pepe Jeans, the advisory services provided to Fagor for the acquisition of ElcoBrandt, the leading French domestic appliances company, and for Ercros’ purchase of Uralita’s chemical division.

3)	Markets. This integrates equities and treasuries. The area’s revenues were 13.5% higher than in the first half of 2004, with a varied performance depending on the nature of each segment.

The best performance was that of revenues from businesses with customers (equities, sale of treasury products) which increased 24.1% year-on-year, and joined the contributions from the sale of equity stakes. On the other hand, own account treasury activity revenues declined because of the already mentioned negative evolution of Latin American treasuries. Most of the decline came from Brazil and Chile because of the impact of higher interest rates and the strong results in the first half of 2004 (which affects comparisons).

Equities’ revenue increased 10.4% year-on-year, consolidating the leadership in brokerage in Spain (12% market share including Banesto Bolsa) and in Portugal (second, with a market share of 13%). This performance was also reflected in the improvement in the sector’s main rankings, both in Spain and Portugal (best broker- dealer for equity analysis, Thomson Extel) as well as Latin America (second in the asset weighted ranking of Institutional Investor).

Revenues in Treasury Europe continued to register strong growth supported by business with customers as well as own trading positions.

Of note in Spain was the growth in earnings from clients, driven by Santander Global Connect (our risk management solutions project for customers of the retail network) and Santander Global Markets (development of structured treasury projects for institutional and corporate clients). The structuring capacity and sales teams were also strengthened during the first half. In Portugal business with clients grew strongly, spurred by derivatives activity and origination with corporate clients, highlighting the success of the launch of Santander Totta Global Connect.

Treasury in New York also improved its results, providing solutions to corporate, institutional and retail clients. This was done by exploiting Santander’s knowledge and leadership in Latin American markets.

In Latin America Santander continued to be the benchmark treasury in all markets. The increasing coordination of local treasuries with Madrid and New York enabled more global solutions to be provided to clients and greater crossed-selling of products.

Brazil continued to capture good business opportunities with clients, mainly in the wholesale segment, and it also enjoyed a good second quarter in market making. In Mexico treasury focused on business with clients. Its results were better than in the first quarter, mainly because of operations with clients and markets. The Group remained the leading market maker in fixed income and the leader in the MEXDER derivatives market.

Chile’s results continued to be good. The Group is the leader in the currency, interest rate swaps and local fixed income markets. A new system for Internet-based dollar transactions began to be established. It is the only one in the market and directly reaches customers with on-line prices. Argentina’s second quarter results from customers and trading were also good. We have an excellent position in currency operations and the sale of value-added products is rising.

Venezuela’s businesses performed evenly during the second quarter. The Bank was first in operations with CADIVI and placed 12.42% of the 2025 sovereign bonds. Lastly, Colombia’s results were good. Of note were sales with customers of the network. The first local interest rate swap operation and the first structured operations in the domestic market were completed.

January – June 2005
44	The share

The Santander Central Hispano share

The financial markets performed well during the second quarter, with most European stock markets reaching three-year highs, after recovering from the significant correction in April triggered by fears of a slowdown in the economy.

The euro fell 6.7% against the dollar during the second quarter, to $1.21, after reaching its lowest point since August 2004 following the French and Dutch rejections of the new European Constitution in referendums.

In this environment, the Santander share ended the second quarter at EUR 9.59, 5.0% higher than the closing price of 2004. This was in line with the Euro zone (Euro Stoxx 50: +7.8%) and Spain’s market (Ibex-35: +7.7%).

Capitalisation

The market value of Santander Central Hispano at the end of the second quarter was EUR 59,979 million, an increase of EUR 19,304 million since June 2004. The rise was due to the higher share price and the increase in number of shares after the capital increase of November 2004. Grupo Santander is the largest bank in the Euro zone by this yardstick and the ninth in the world.

The share’s weighting in the Euro Stoxx 50 is 3.61% and 16.21% in the Ibex-35.

Trading

The number of shares traded during the first half of 2005 was 8,018 million for an effective value of EUR 74,302 million, the highest of Spain’s banks and with a liquidity ratio of 128%.

The number of shares traded was 28.1% more than in the first half of 2004 and the value increased 30.9%. The average daily number of shares traded was 64 million.

Regarding the friendly bid for Abbey National plc, Banco Santander announced it was seeking a listing on the LSE. The share began trading on July 1, 2005.

As a consequence, the Bank announced that the “free dealing facility” put in place until the shares were listed would end on July 22, 2005.

Shareholder remuneration

On May 1, the Bank paid a fourth interim dividend charged to 2004 earnings of EUR 0.0842 per share. This brought the total dividend charged to 2004 earnings to EUR 0.3332 per share, 10% more than in 2003.

The Board also approved the first interim dividend charged to 2005 earnings of EUR 0.09296, 12% more than the same payment in 2004, which will be paid as of August 1.

The Santander Central Hispano share

30.06.2005

Shareholders and trading data
Shareholders (number)	2,528,398

Shares outstanding (number)	6,254,296,579

Average daily turnover (no. of shares)	63,650,459

Share liquidity* (%)	128

Dividend per share	euros
First interim dividend 2004 (01.08.04)	0.08300

Second interim dividend 2004 (01.11.04)	0.08300

Third interim dividend 2004 (01.02.05)	0.08300

Fourth interim dividend 2004 (01.05.05)	0.08420

First interim dividend 2005 (01.08.05)	0.09296

Price movements during the year
Beginning (30.12.04)	9.13

High	9.83

Low	8.92

Last (30.06.05)	9.59

Market capitalization (millions)	59,979

Stock market indicators
Price / Book value (X)	1.76

P/E ratio (X)	11.73

(*).- Number of shares traded during the year / number of shares

January – June 2005
The share	45

Shareholders

The total number of shareholders at June 30, 2005 stood at 2,528,398. The average investment per shareholder was EUR 23,722 (2,474 shares).

As regards the geographic distribution of the capital stock, 91.95% of the shareholders are European, with an average investment of EUR 21,843 (2,278 shares per shareholder), and shareholders from the Americas hold 7.87% of the capital stock (average investment of EUR 1,471,932 and 153,486 shares).

Companies held 73.09% of the capital stock and individuals 26.91%.

Comparative performance of share prices December 30, 2004 to June 30, 2005

January – June 2005
46	Corporate Governance

On April 20, the 2004 Annual Report on Corporate Governance was reported as a material fact and made available on the Group’s website. As in other years the Report provides information in line with the model established by the National Securities Market Commission and also very detailed information on all aspects of the Group’s corporate governance.

Several developments during the second quarter affected the Board. On the one hand, Mr. Elías Masaveu Alonso del Campo, a director, died. On the other, the Shareholders’ Meeting held on June 18 ratified the appointment of Lord Burns and Mr. Luis Ángel Rojo Duque (appointed by coopting) as directors and reelected the following: Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Matías Rodríguez Inciarte, Mr. Manuel Soto Serrano, Mr. Guillermo de la Dehesa

Romero, Mr. Abel Matutes Juan and Mr. Francisco Javier Botín-Sanz de Sautuola y O´Shea. This brought the total number of directors to 19, which was between the maximum and minimum numbers set in the corporate bylaws, and without filling the vacancy.

Shareholders, for the first time, were able to attend the Meeting on June 18 from a distance, exercising their rights electronically. A total of 24,081 shareholders holding 79,986,027 shares and representing 1.279% of the capital stock voted at a distance.

This measure was added to those put into practice at previous Meetings in order to enable shareholders to delegate and vote electronically beforehand. This was part of the ongoing process of facilitating and promoting the informed participation of shareholders in Meetings.

January – June 2005
Corporate Social Responsibility	47

Grupo Santander published its 2004 Annual Report on Corporate Social Responsibility along with the Annual Report and the Reports of the Auditing and Compliance and Appointments and Remuneration Committees. The CSR Report was distributed to shareholders at the Meeting on June 18 and is also available on the Group’s website in Spanish, English and Portuguese and in the Portuguese spoken in Brazil.

The CSR Report followed the indicators of the Global Reporting Initiative, one of the most internationally accepted references, and it was audited by Deloitte. It maintains the maximum criteria of transparency and sets out the Group’s activities with its main stakeholders: shareholders, customers, employees and suppliers. Santander’s relations with the society in all countries where it operates are also explained, particularly our commitment to universities and the steps taken to defend the environment.

Of note among the other CSR activities in the second quarter was Santander’s participation in the IV International Forum of Microcredits held in Colombia.

Reconciling working and family lives

A wide-ranging agreement with trade unions was signed during the second quarter which included measures to reconcile working and family lives, with a particular focus on supporting female employees.

The Programme to Support Employees (PAE) was also launched at Grupo Santander City. This provides a service that enables progress to be made in reconciling working and family lives while at the same time improving productivity, by reducing the trips that employees make for personal reasons. The Bank opened its Corporate Centre for Training and Development, a strategic tool for the creation of value which will become a forum for meetings, transfer of knowledge and career development.

Universia and Santander Universities

The First International Meeting of the Rectors of Universia (www.universia.net), the largest university portal in the Spanish- and Portuguese-speaking world, was held in Seville. It was opened by José Luis Rodríguez Zapatero, the prime minister, and closed by King Juan Carlos and Queen Sofía. It was attended by more than 400 rectors of Spanish, Portuguese and Latin American universities. The challenges facing universities in the 21st century were debated and the importance of promoting collaboration between the academic and business worlds was highlighted.

Santander is the second best known Spanish company in the social sphere, according to a study drawn up by the Fundación Empresa y Sociedad (“Citizens in the face of the social actions of companies”). The results of this report underscored the strategic importance of our social responsibility, particularly the agreements with universities and the Universia portal.

Miguel de Cervantes Virtual Library

The Miguel de Cervantes Virtual Library Foundation, which was an award winner in the IT category of the 2004 University Company Prizes, renewed its collaboration with the Joan Lluís Vives Institute in order to disseminate the cultural legacy of the most important works written in Catalan.

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor Avda de Cantabria, s/n 28660 Boadilla del Monte Madrid (Spain)
Tel: 34 (91) 259 65 20 / 34 (91) 259 65 15 / 34 (91) 259 65 17 / 34 (91) 259 65 18 Fax: 34 (91) 257 02 45 e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Teléfono: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander.
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

www.gruposantander.com

ITEM 4
Key consolidated data in 2005
	Jan.-Jun. 05		Jan.-Jun. 04	Variation (%)		2004

	with Abbey	w/o Abbey		with Abbey	w/o Abbey
Balance sheet (million euros)
Total assets	729,139	450,340	366,269	99.07	22.95	661,113
Customer loans	391,524	227,273	190,722	105.28	19.16	358,524
Customer funds under management	638,772	414,184	356,708	79.07	16.11	600,830
On-balance sheet	486,586	278,298	236,613	105.65	17.62	460,835
Off-balance sheet	152,186	135,886	120,094	26.72	13.15	139,995
Shareholders’ equity	34,086		20,079	69.76		32,111
Total managed funds	881,325	586,226	486,364	81.21	20.53	801,108

Capital and NPL ratios (%)
BIS ratio	12.81		12.08			13.01
Tier I	7.44		8.12			7.16
NPL ratio	1.00	1.13	1.28			1.02
NPL coverage	174.92	219.36	180.70			166.14

Income statement (million euros)*
Net interest income (w/o dividends)	4,799	3,910	3,620	32.58	8.03	7,372
Commercial revenue	8,600	6,983	6,422	33.92	8.75	12,955
Gross operating income	9,478	7,665	7,065	34.17	8.50	14,055
Net operating income	4,368	3,809	3,447	26.73	10.52	6,662
Net consolidated income (ordinary)	2,811	2,490	2,087	34.70	19.32	3,996
Attributable income to the Group (ordinary)	2,551	2,230	1,887	35.19	18.17	3,606
(*).- The extraordinary capital gains generated in the first half of 2004 (assigned to extraordinary allowances at the end of the year) and those in the first half of 2005 (used to constitute a fund of the same amount to cover possible contingencies) have no impact on these income statements.

Profitability and efficiency (%)
ROA	0.80		1.14			1.02
Ordinary ROE	15.92		21.84			19.70
Efficiency ratio (1)	48.41	44.44	45.03			46.12
Efficiency ratio with depreciation and amortization (2)	53.49	49.74	50.74			52.00

Market capitalisation and shares
Shares outstanding (millions at period-end)	6,254		4,768			6,254
Share price (euros)	9.59		8.53			9.13
Market capitalisation (million euros)	59,979		40,674			57,102
EPS ordinary (euro)	0.4088		0.3975			0.7289
Diluted EPS ordinary (euro)	0.4080		0.3973			0.7276
P/E ratio (share price / annualized EPS)	11.73		10.73			12.53

Other data
Shareholders (number)	2,528,398		1,100,827			2,685,317
Number of employees	126,500		105,277			129,663
Continental Europe	42,824		44,311			43,366
United Kingdom (Abbey)	21,778		—			24,361
Latin America	60,263		59,560			60,504
Financial management and equity stakes	1,635		1,406			1,432
Number of branches	10,099		9,219			9,973
Continental Europe	5,270		5,163			5,233
United Kingdom (Abbey)	716		—			730
Latin America	4,113		4,056			4,010

(1).- (general administrative expenses - compensating fees / gross operating income + income from non-financial services (net))
(2).- (general administrative expenses - compensating fees + depreciation and amortisation / gross operating income + income from non-financial services (net))
Note: This information has not been audited. It was prepared in accordance with International Financial Reporting Standards (IFRS).

Income statement
Million euros
	Jan.-Jun. 05		Jan.-Jun. 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	%

Net interest income (w/o dividends)	4,799	3,910	3,620	291	8.03
Dividends	208	208	242	(34)	(13.93)
Net interest income	5,008	4,119	3,862	257	6.65
Income from companies accounted for by the equity method	329	328	207	121	58.46
Net fees	2,865	2,430	2,276	155	6.79
Insurance activity	397	107	77	29	38.11
Commercial revenue	8,600	6,983	6,422	562	8.75
Gains (losses) on financial transactions	879	682	643	38	5.97
Gross operating income	9,478	7,665	7,065	600	8.50
Income from non-financial services	223	198	191	8	4.11
Non-financial expenses	(77)	(69)	(81)	12	(14.60)
Other operating income	(50)	(50)	(27)	(23)	84.15
Operating costs	(5,206)	(3,935)	(3,700)	(235)	6.34
General administrative expenses	(4,717)	(3,521)	(3,291)	(230)	7.00
Personnel	(2,833)	(2,178)	(2,054)	(123)	6.00
Other administrative expenses	(1,883)	(1,344)	(1,236)	(107)	8.67
Depreciation and amortisation	(489)	(414)	(409)	(4)	1.02
Net operating income	4,368	3,809	3,447	362	10.52
Impairment loss on assets	(693)	(534)	(838)	304	(36.29)
Loans	(672)	(513)	(765)	251	(32.84)
Goodwill	—	—	(2)	2	(100.00)
Other assets	(21)	(21)	(71)	51	(71.11)
Other income	(217)	(277)	(106)	(172)	162.72
Income before taxes (ordinary)	3,459	2,998	2,503	495	19.77
Corporate income tax	(649)	(509)	(420)	(89)	21.27
Net income from ordinary activity	2,810	2,489	2,083	406	19.47
Net income from discontinued operations	1	1	3	(3)	(75.12)
Net consolidated income (ordinary)	2,811	2,490	2,087	403	19.32
Minority interests	260	260	200	60	30.12
Attributable income to the Group (ordinary)	2,551	2,230	1,887	343	18.17
Net extraordinary gains and writedowns	—	—	359	(359)	(100.00)
Attributable income to the Group (including extraordinaries)	2,551	2,230	2,246	(16)	(0.72)

Pro memoria:
Average total assets	700,227	419,919	365,918	54,001	14.76
Average shareholders’ equity*	32,043		17,284	14,759	85.39

(*).- Variation with Abbey.

Quarterly
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05

Net interest income (w/o dividends)	1,798	1,821	1,844	1,908	2,321	2,478
Dividends	45	197	103	44	36	172
Net interest income	1,843	2,019	1,948	1,952	2,358	2,650
Income from companies accounted for by the equity method	125	82	133	109	141	189
Net fees	1,102	1,174	1,142	1,165	1,384	1,481
Insurance activity	31	46	41	44	214	183
Commercial revenue	3,101	3,320	3,262	3,270	4,096	4,503
Gains (losses) on financial transactions	318	325	265	192	441	437
Gross operating income	3,420	3,645	3,528	3,463	4,538	4,941
Income from non-financial services	89	102	77	80	156	67
Non-financial expenses	(38)	(43)	(32)	(32)	(35)	(42)
Other operating income	(18)	(9)	(21)	(15)	(13)	(37)
Operating costs	(1,833)	(1,867)	(1,869)	(1,964)	(2,591)	(2,615)
General administrative expenses	(1,633)	(1,657)	(1,660)	(1,744)	(2,311)	(2,405)
Personnel	(1,017)	(1,038)	(1,048)	(1,134)	(1,384)	(1,450)
Other administrative expenses	(617)	(620)	(612)	(610)	(928)	(956)
Depreciation and amortisation	(200)	(209)	(209)	(221)	(280)	(209)
Net operating income	1,619	1,828	1,683	1,531	2,054	2,315
Impairment loss on assets	(366)	(472)	(496)	(509)	(291)	(402)
Loans	(328)	(436)	(471)	(337)	(281)	(391)
Goodwill	(2)	—	—	(136)	—	—
Other assets	(35)	(36)	(25)	(36)	(10)	(10)
Other income	(100)	(6)	48	(180)	(144)	(72)
Income before taxes (ordinary)	1,153	1,350	1,235	843	1,618	1,841
Corporate income tax	(189)	(231)	(196)	19	(314)	(334)
Net income from ordinary activity	964	1,120	1,039	862	1,303	1,506
Net income from discontinued operations	2	1	2	6	0	0
Net consolidated income (ordinary)	966	1,121	1,041	868	1,304	1,507
Minority interests	110	89	94	97	119	141
Attributable income to the Group (ordinary)	856	1,031	948	771	1,185	1,366
Net extraordinary gains and writedowns	—	359	472	(831)	—	—
Attributable income to the Group (including extraordinaries)	856	1,391	1,420	(60)	1,185	1,366

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)

	Jan.-Jun. 05	Jan.-Jun. 04	30.06.05	31.12.04	30.06.04

US$	1.2848	1.2263	1.2092	1.3621	1.2155
Pound sterling	0.6859	0.6732	0.6742	0.7050	0.6708
Brazilian real	3.2929	3.6410	2.8351	3.6177	3.7851
New Mexican peso	14.2189	13.7244	13.0152	15.2279	14.0706
Chilean peso	744.8512	746.1072	700.7314	759.7110	771.2360
Venezuelan bolivar	2,659.4330	2,267.4194	2,596.5152	2,611.9630	2,330.8428
Argentine peso	3.7455	3.5723	3.4931	4.0488	3.6040

Net fees and insurance business
Million euros
	Jan.-Jun. 05		Jan.-Jun. 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	%

Commissions for services	1,645	1,296	1,240	57	4.57
Credit and debit cards	285	273	263	9	3.59
Insurance	436	308	238	69	29.04
Account management	244	243	215	27	12.74
Commercial bills	136	136	141	(5)	(3.73)
Contingent liabilities	122	122	118	4	3.11
Other transactions	422	215	263	(48)	(18.21)
Mutual & pension funds	937	853	770	83	10.73
Securities services	284	281	266	15	5.74
Net fees	2,865	2,430	2,276	155	6.79
Insurance activity	397	107	77	29	38.11
Net fees and insurance business	3,263	2,537	2,353	184	7.82

Operating costs
Million euros
	Jan.-Jun. 05		Jan.-Jun. 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	%

Personnel expenses	2,833	2,178	2,054	123	6.00
General expenses:	1,883	1,344	1,236	107	8.67
Information technology	232	169	176	(8)	(4.35)
Communications	186	120	119	2	1.64
Advertising	192	156	150	6	4.33
Buildings and premises	369	241	244	(3)	(1.15)
Printed and office material	57	40	39	2	4.86
Taxes (other than income tax)	82	82	68	13	19.46
Other expenses	765	536	442	94	21.30
Personnel and general expenses	4,717	3,521	3,291	230	7.00
Depreciation and amortisation	489	414	409	4	1.02
Total operating expenses	5,206	3,935	3,700	235	6.34

Net loan loss provisions
Million euros
	Jan.-Jun. 05		Jan.-Jun. 04	Variation w/o Abbey

	with Abbey	w/o Abbey		Amount	%

Non performing loans	929	749	918	(169)	(18.38)
Country-risk	(0)	(0)	38	(38)	—
Recovery of written-off assets	(256)	(235)	(191)	(44)	22.97
Total	672	513	765	(251)	(32.84)

Balance sheet
Million euros
	30.06.05		30.06.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	%
Assets
Cash on hand and deposits at central banks	9,404	8,941	6,155	2,786	45.26	8,801
Trading portfolio	133,489	47,718	30,076	17,642	58.66	113,424
Debt securities	63,747	28,717	21,512	7,205	33.49	56,736
Loans and credits	20,183	—	—	—	—	17,508
Equities	7,807	4,123	3,034	1,089	35.89	4,470
Other	41,751	14,878	5,530	9,348	169.04	34,710
Other financial assets at fair value	39,139	1,038	88	950	—	38,911
Loans and credits	4,551	—	—	—	—	4,071
Other	34,588	1,038	88	950	—	34,840
Available-for-sale financial assets	55,955	55,932	63,956	(8,024)	(12.55)	54,128
Debt securities	50,965	50,965	55,181	(4,217)	(7.64)	46,380
Equities	4,990	4,967	8,774	(3,807)	(43.39)	7,748
Loans	421,109	279,593	232,429	47,164	20.29	382,295
Deposits at credit institutions	46,756	45,793	36,326	9,467	26.06	38,277
Loans and credits	366,790	227,273	190,722	36,551	19.16	336,946
Other	7,563	6,526	5,381	1,145	21.29	7,072
Investments	3,979	16,486	3,525	12,961	367.67	3,748
Intangible assets and property and equipment	12,046	6,829	5,630	1,199	21.29	10,980
Goodwill	15,871	5,200	4,908	292	5.95	15,091
Insurance and reinsurance assets	3,569	104	1,973	(1,868)	(94.72)	5,208
Other	34,579	28,499	17,529	10,969	62.58	28,527
Total assets	729,139	450,340	366,269	84,071	22.95	661,113

Liabilities and shareholders’ equity
Trading portfolio	111,668	20,732	10,534	10,197	96.80	99,578
Customer deposits	12,810	59	—	59	—	20,541
Marketable debt securities	19,192	—	—	—	—	19,466
Other	79,666	20,673	10,534	10,139	96.24	59,571
Financial liabilities at amortized cost	492,799	352,122	302,204	49,918	16.52	443,476
Due to central banks and credit institutions	71,774	71,322	64,882	6,441	9.93	58,526
Customer deposits	285,568	188,941	170,538	18,403	10.79	269,631
Marketable debt securities	100,321	68,437	48,196	20,241	42.00	87,450
Subordinated debt	22,915	12,861	12,220	641	5.24	22,178
Other financial liabilities	12,220	10,560	6,368	4,192	65.83	5,691
Insurance liabilities	45,779	8,000	5,658	2,341	41.38	41,568
Provisions	18,428	16,515	13,098	3,417	26.09	15,660
Other liability accounts	12,358	8,842	7,268	1,574	21.65	16,708
Preferred securities	8,555	5,321	3,917	1,404	35.84	7,623
Minority interests	2,462	2,462	1,993	469	23.50	2,085
Equity adjustments by valuation	3,004	2,511	1,517	994	65.51	1,778
Capital stock	3,127	3,127	2,384	743	31.16	3,127
Reserves	28,989	29,061	15,448	13,612	88.12	27,215
Income attributable to the Group	2,551	2,230	2,246	(16)	(0.72)	3,606
Less: dividends	(581)	(581)	—	(581)	—	(1,311)
Total liabilities and shareholders’ equity	729,139	450,340	366,269	84,071	22.95	661,113
Off-balance-sheet managed funds	152,186	135,886	120,094	15,791	13.15	139,995
Total managed funds	881,325	586,226	486,364	99,863	20.53	801,108

Customer loans
Million euros
	30.06.05		30.06.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	%

Public sector	3,992	3,992	6,382	(2,389)	(37.44)	4,264
Other residents	137,269	137,269	114,216	23,053	20.18	124,807
Secured loans	67,995	67,995	53,388	14,607	27.36	59,826
Other loans	69,274	69,274	60,828	8,446	13.88	64,982
Non-resident sector	257,603	92,380	75,232	17,148	22.79	236,306
Secured loans	161,077	23,629	20,432	3,197	15.65	152,541
Other loans	96,526	68,751	54,801	13,950	25.46	83,765
Gross loans and credits	398,864	233,642	195,831	37,811	19.31	365,377
Credit loss allowance	7,340	6,369	5,108	1,260	24.67	6,853
Net loans and credits	391,524	227,273	190,722	36,551	19.16	358,524
Pro memoria: Doubtful loans	4,280	2,962	3,009	(47)	(1.57)	4,191
Public sector	1	1	1	(1)	(43.81)	3
Other residents	973	973	903	70	7.73	999
Non-resident sector	3,306	1,988	2,105	(117)	(5.54)	3,189

Customer loans
Million euros
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05

Public sector	5,626	6,382	6,208	4,264	4,279	3,992
Other residents	110,053	114,216	118,912	124,807	128,876	137,269
Secured loans	51,655	53,388	57,072	59,826	62,962	67,995
Other loans	58,398	60,828	61,841	64,982	65,914	69,274
Non-resident sector	72,555	75,232	80,303	236,306	244,101	257,603
Secured loans	20,636	20,432	21,470	152,541	155,693	161,077
Other loans	51,919	54,801	58,833	83,765	88,408	96,526
Gross loans and credits	188,235	195,831	205,423	365,377	377,256	398,864
Credit loss allowance	4,775	5,108	5,460	6,853	7,195	7,340
Net loans and credits	183,460	190,722	199,964	358,524	370,061	391,524
Pro memoria: Doubtful loans	2,990	3,009	3,052	4,191	4,489	4,280
Public sector	3	1	1	3	2	1
Other residents	955	903	886	999	898	973
Non-resident sector	2,033	2,105	2,165	3,189	3,589	3,306

Credit risk management (*)
Million euros
	30.06.05		30.06.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	%

Non-performing loans	4,319	3,001	2,909	92	3.17	4,105
NPL ratio (%)	1.00	1.13	1.28	(0.15)		1.02
Credit loss allowances	7,554	6,582	5,256	1,327	25.24	6,821
Specific	3,145	2,673	2,429	244	10.06	3,013
General-purpose	4,410	3,909	2,827	1,082	38.28	3,809
NPL coverage (%)	174.92	219.36	180.70	38.66		166.14

Ordinary non-performing and doubtful loans **	3,134	2,668	2,369	299	12.64	2,753
NPL ratio (%) **	0.73	1.01	1.04	(0.03)		0.69
NPL coverage (%) **	241.07	246.68	221.86	24.82		247.77

(*) Excluding country-risk
(**) Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets

Credit risk management (*)

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05

Non-performing loans	2,924	2,909	2,933	4,105	4,418	4,319
NPL ratio (%)	1.33	1.28	1.23	1.02	1.07	1.00
Credit loss allowances	4,938	5,256	5,573	6,821	7,167	7,554
Specific	2,427	2,429	2,462	3,013	3,207	3,145
General-purpose	2,510	2,827	3,111	3,809	3,959	4,410
NPL coverage (%)	168.87	180.70	190.02	166.14	162.22	174.92

Nonperforming loans by quarter
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05

Balance at beginning of period	3,513	2,924	2,909	2,933	4,105	4,418
+ Net additions *	(159)	234	261	1,282	496	367
- Write-offs	(430)	(249)	(237)	(109)	(183)	(466)
Balance at period-end	2,924	2,909	2,933	4,105	4,418	4,319

(*).- In Q4 04, 1,116.7 million relate to Abbey.

Customer funds under management
Million euros
	30.06.05		30.06.04	Variation w/o Abbey		31.12.04

	with Abbey	w/o Abbey		Amount	%

Public sector	14,555	14,555	10,504	4,051	38.57	13,998
Other residents	81,827	81,827	84,631	(2,804)	(3.31)	86,234
Demand deposits	48,454	48,454	44,753	3,700	8.27	44,259
Time deposits	18,436	18,436	21,597	(3,161)	(14.64)	24,383
REPOs	14,938	14,938	18,281	(3,343)	(18.29)	17,592
Non-resident sector	201,996	92,617	75,402	17,215	22.83	189,941
Demand deposits	111,965	33,698	28,092	5,606	19.95	95,263
Time deposits	74,746	46,736	37,349	9,387	25.13	74,934
REPOs	11,613	8,563	7,424	1,139	15.34	17,128
Public Sector	3,672	3,620	2,536	1,083	42.72	2,616
Customer deposits	298,379	189,000	170,538	18,462	10.83	290,173
Debt securities	119,513	68,437	48,196	20,241	42.00	106,916
Subordinated debt	22,915	12,861	12,220	641	5.24	22,178
Insurance liabilities	45,779	8,000	5,658	2,341	41.38	41,568
On-balance-sheet customer funds	486,586	278,298	236,613	41,685	17.62	460,835
Mutual funds	100,642	99,040	89,773	9,267	10.32	94,125
Pension plans	39,495	24,797	20,316	4,480	22.05	34,873
Managed portfolios	12,049	12,049	10,005	2,044	20.43	10,997
Off-balance-sheet customer funds	152,186	135,886	120,094	15,791	13.15	139,995

Customer funds under management	638,772	414,184	356,708	57,476	16.11	600,830

Customer funds under management
Million euros
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05

Public sector	11,467	10,504	12,401	13,998	18,172	14,555
Other residents	83,194	84,631	83,793	86,234	83,104	81,827
Demand deposits	42,306	44,753	43,908	44,259	46,123	48,454
Time deposits	21,614	21,597	23,135	24,383	20,928	18,436
REPOs	19,275	18,281	16,750	17,592	16,054	14,938
Non-resident sector	75,905	75,402	74,217	189,941	183,455	201,996
Demand deposits	28,314	28,092	28,896	95,263	98,380	111,965
Time deposits	37,474	37,349	37,690	74,934	72,600	74,746
REPOs	7,891	7,424	5,595	17,128	9,818	11,613
Public Sector	2,225	2,536	2,036	2,616	2,658	3,672
Customer deposits	170,566	170,538	170,412	290,173	284,732	298,379
Debt securities	47,529	48,196	50,950	106,916	116,119	119,513
Subordinated debt	12,759	12,220	13,194	22,178	21,999	22,915
Insurance liabilities	9,343	5,658	6,844	41,568	42,404	45,779
On-balance-sheet customer funds	240,197	236,613	241,400	460,835	465,253	486,586
Mutual funds	87,172	89,773	90,665	94,125	94,707	100,642
Pension plans	20,533	20,316	20,999	34,873	36,218	39,495
Managed portfolios	9,692	10,005	10,725	10,997	11,649	12,049
Off-balance-sheet customer funds	117,397	120,094	122,389	139,995	142,574	152,186

Customer funds under management	357,594	356,708	363,789	600,830	607,828	638,772

Shareholders’ equity and capital ratios
Million euros
			Variation

	30.06.05	30.06.04	Amount	%	31.12.04

Capital stock	3,127	2,384	743	31.16	3,127
Additional paid-in surplus	20,370	8,721	11,649	133.58	20,370
Reserves	8,619	6,748	1,871	27.73	6,949
Treasury stock	(0)	(21)	20	(97.89)	(104)
On-balance-sheet shareholders’ equity	32,116	17,832	14,284	80.10	30,342
Net attributable income	2,551	2,246	305	13.58	3,606
Interim dividend distributed	—	—	—	—	(792)
Shareholders’ equity at period-end	34,667	20,079	14,589	72.66	33,156
Interim dividend not distributed	(581)	—	(581)	—	(1,046)
Shareholders’ equity	34,086	20,079	14,007	69.76	32,111
Valuation adjustments	3,004	1,517	1,487	97.99	1,778
Minority interests	2,462	1,993	469	23.50	2,085
Preferred securities	8,555	3,917	4,638	118.41	7,623
Shareholders’ equity and
minority interests	48,107	27,506	20,601	74.90	43,596

Basic capital	28,609	17,636	10,973	62.22	24,419
Supplementary capital	20,628	8,582	12,046	140.36	19,941
Computable capital (BIS criteria)	49,238	26,218	23,020	87.80	44,360
Risk-weighted assets (BIS criteria)	384,428	217,111	167,317	77.07	340,946
BIS ratio	12.81	12.08	0.73		13.01

Tier 1	7.44	8.12	(0.68)		7.16
Cushion (BIS ratio)	18,484	8,849	9,634	108.87	17,084

Statement of changes in consolidated shareholders’ equity
Million euros
	Jan.-Jun. 05	Jan.-Jun. 04

Available-for-sale financial assets	(425)	(322)
Other financial liabilities at fair value	—	—
Cash flow hedges	70	(69)
Hedges of net investments in businesses abroad	(157)	(17)
Exchange differences	1,738	(113)
Long-term assets for sale	—	—
Net revenues recorded in shareholders’ equity	1,226	(521)
Net consolidated income (published)	2,811	2,446
Adjustments for changes in accounting criteria	—	—
Adjustments for misstatements	—	—
Net consolidated income	2,811	2,446
Parent Bank	3,778	1,725
Minority interests	260	200
Total revenues and expenses	4,037	1,925

Operating areas
Million euros
	Jan.-Jun. 05		Jan.-Jun. 04	Variation w/o Abbey		Variation with Abbey

	with Abbey	w/o Abbey		Amount	%	Amount	%
Income statement
Net interest income	5,342	4,453	4,049	404	9.97	1,293	31.93
Income from companies accounted for by the equity method	15	13	20	(6)	(32.42)	(5)	(25.17)
Net fees	2,885	2,449	2,287	162	7.10	597	26.12
Insurance activity	399	108	79	29	37.29	320	405.93
Commercial revenue	8,640	7,024	6,435	589	9.15	2,205	34.27
Gains (losses) on financial transactions	979	782	464	318	68.46	515	110.97
Gross operating income	9,619	7,806	6,899	907	13.14	2,720	39.43
Income from non-financial services (net) and other operating income	98	81	90	(9)	(10.06)	8	8.70
General administrative expenses	(4,551)	(3,355)	(3,143)	(212)	6.74	(1,407)	44.78
Personnel	(2,747)	(2,092)	(1,979)	(113)	5.69	(768)	38.82
Other administrative expenses	(1,803)	(1,263)	(1,164)	(99)	8.53	(639)	54.90
Depreciation and amortisation	(475)	(399)	(392)	(8)	1.97	(84)	21.36
Net operating income	4,691	4,132	3,454	678	19.63	1,237	35.81
Net loan loss provisions	(634)	(476)	(745)	269	(36.11)	110	(14.78)
Other income	(49)	(109)	(57)	(52)	92.32	8	(14.17)
Income before taxes	4,008	3,548	2,653	894	33.71	1,355	51.08

Income from ordinary activity	2,958	2,637	2,035	602	29.58	923	45.36

Net consolidated income	2,959	2,638	2,038	599	29.40	920	45.16

Attributable income to the Group	2,775	2,454	1,883	571	30.32	892	47.38

	30.06.05		30.06.04	Variation w/o Abbey			Variation with Abbey

	with Abbey	w/o Abbey		Amount		%	Amount		%
Balance sheet
Loans and credits*	390,310	226,059	189,631	36,429		19.21	200,679		105.83
Trading portfolio (w/o loans)	102,661	46,579	28,485	18,094		63.52	74,176		260.40
Available-for-sale financial assets	34,637	34,614	29,516	5,098		17.27	5,121		17.35
Due from credit institutions*	109,794	94,611	86,222	8,389		9.73	23,572		27.34
Intangible assets and property and equipment	10,579	5,362	4,987	375		7.51	5,592		112.11
Other assets	71,050	30,611	25,061	5,550		22.15	45,989		183.50
Total assets/liabilities & shareholders’ equity	719,031	437,837	363,903	73,934		20.32	355,129		97.59
Customer deposits*	292,457	183,078	162,571	20,508		12.61	129,887		79.90
Marketable debt securities*	59,291	27,408	21,973	5,435		24.74	37,319		169.84
Subordinated debt	13,058	3,004	2,244	760		33.86	10,814		481.86
Insurance liabilities	45,779	8,000	5,658	2,341		41.38	40,120		709.04
Due to credit institutions*	139,812	109,301	96,332	12,969		13.46	43,480		45.14
Other liabilities	144,966	85,664	57,469	28,195		49.06	87,497		152.25
Shareholders’ equity	23,667	21,382	17,656	3,726		21.10	6,012		34.05
Off-balance-sheet funds	152,186	135,886	120,094	15,791		13.15	32,092		26.72
Mutual funds	100,642	99,040	89,773	9,267		10.32	10,870		12.11
Pension funds	39,495	24,797	20,316	4,480		22.05	19,178		94.40
Managed portfolios	12,049	12,049	10,005	2,044		20.43	2,044		20.43
Customer funds under management	562,772	357,376	312,540	44,835		14.35	250,231		80.06

Total managed funds	871,218	573,723	483,997	89,726		18.54	387,221		80.00

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	24.16		21.02				3.14p.
Efficiency ratio	46.00	41.55	43.94	(2.39p.	)		2.06p.
Efficiency ratio with depreciation and amortisation	50.87	46.58	49.52	(2.94p.	)		1.35p.
NPL ratio	0.96	1.05	1.21	(0.16p.	)		(0.25p.	)
Coverage ratio	173.54	219.33	183.80	35.53p.			(10.26p.	)
Number of employees (direct & indirect)	124,865	103,087	103,871	(784)		(0.75)	20,994		20.21
Number of branches	10,099	9,383	9,219	164		1.78	880		9.55

Operating areas
Million euros

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	1,995	2,054	2,095	2,140	2,549	2,793
Income from companies accounted for by the equity method	15	5	9	9	7	8
Net fees	1,109	1,178	1,152	1,155	1,403	1,482
Insurance activity	32	46	42	44	214	184
Commercial revenue	3,152	3,283	3,297	3,349	4,173	4,467
Gains (losses) on financial transactions	247	217	180	218	449	530
Gross operating income	3,399	3,500	3,477	3,567	4,622	4,997
Income from non-financial services (net) and other operating income	37	53	30	36	108	(10)
General administrative expenses	(1,565)	(1,578)	(1,592)	(1,659)	(2,219)	(2,332)
Personnel	(982)	(997)	(1,004)	(1,060)	(1,333)	(1,414)
Other administrative expenses	(583)	(582)	(588)	(599)	(886)	(917)
Depreciation and amortisation	(192)	(199)	(200)	(209)	(268)	(207)
Net operating income	1,679	1,776	1,716	1,735	2,243	2,449
Net loan loss provisions	(331)	(414)	(426)	(367)	(294)	(340)
Other income	(57)	0	(17)	(209)	(26)	(23)
Income before taxes	1,291	1,363	1,272	1,158	1,922	2,086

Income from ordinary activity	987	1,049	984	903	1,414	1,544

Net consolidated income	989	1,050	986	909	1,415	1,544

Attributable income to the Group	908	976	913	833	1,327	1,447

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*	182,955	189,631	198,441	358,088	369,517	390,310
Trading portfolio (w/o loans)	29,104	28,485	28,503	81,991	87,280	102,661
Available-for-sale financial assets	29,548	29,516	29,684	32,711	33,407	34,637
Due from credit institutions*	77,727	86,222	91,537	111,934	124,290	109,794
Intangible assets and property and equipment	5,087	4,987	4,995	10,242	10,378	10,579
Other assets	28,836	25,061	27,333	71,309	69,377	71,050
Total assets/liabilities & shareholders’ equity	353,256	363,903	380,493	666,275	694,249	719,031
Customer deposits*	159,953	162,571	160,331	283,815	278,866	292,457
Marketable debt securities*	21,163	21,973	24,180	58,095	60,147	59,291
Subordinated debt	2,267	2,244	2,225	11,082	11,225	13,058
Insurance liabilities	9,343	5,658	6,844	41,568	42,404	45,779
Due to credit institutions*	80,457	96,332	105,786	133,742	137,819	139,812
Other liabilities	61,644	57,469	63,015	117,694	140,322	144,966
Shareholders’ equity	18,429	17,656	18,111	20,279	23,466	23,667
Off-balance-sheet funds	117,397	120,094	122,389	139,995	142,574	152,186
Mutual funds	87,172	89,773	90,665	94,125	94,707	100,642
Pension funds	20,533	20,316	20,999	34,873	36,218	39,495
Managed portfolios	9,692	10,005	10,725	10,997	11,649	12,049
Customer funds under management	310,123	312,540	315,969	534,556	535,216	562,772

Total managed funds	470,653	483,997	502,882	806,270	836,823	871,218

(*).- Includes all stock of concept classified in the balance sheet

Continental Europe
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	2,711	2,422	289	11.94
Income from companies accounted for by the equity method	10	18	(8)	(44.91)
Net fees	1,546	1,493	53	3.55
Insurance activity	61	42	19	45.26
Commercial revenue	4,328	3,975	353	8.88
Gains (losses) on financial transactions	311	200	111	55.51
Gross operating income	4,639	4,175	464	11.11
Income from non-financial services (net) and other operating income	122	112	10	9.07
General administrative expenses	(1,837)	(1,774)	(63)	3.53
Personnel	(1,275)	(1,231)	(44)	3.54
Other administrative expenses	(562)	(543)	(19)	3.50
Depreciation and amortisation	(251)	(249)	(3)	1.01
Net operating income	2,673	2,264	409	18.07
Net loan loss provisions	(377)	(567)	190	(33.50)
Other income	(28)	(53)	25	(47.51)
Income before taxes	2,268	1,644	624	37.97

Income from ordinary activity	1,622	1,168	454	38.92

Net consolidated income	1,623	1,168	455	38.99

Attributable income to the Group	1,554	1,105	449	40.59

			Variation

	30.06.05	30.06.04	Amount		%
Balance sheet
Loans and credits*	183,001	157,181	25,820		16.43
Trading portfolio (w/o loans)	26,984	16,161	10,823		66.97
Available-for-sale financial assets	19,484	15,610	3,875		24.82
Due from credit institutions*	72,658	65,575	7,083		10.80
Intangible assets and property and equipment	4,041	3,847	195		5.06
Other assets	17,472	16,224	1,248		7.69
Total assets/liabilities & shareholders’ equity	323,641	274,598	49,043		17.86
Customer deposits*	124,257	118,199	6,058		5.13
Marketable debt securities*	23,613	17,204	6,409		37.26
Subordinated debt	2,164	1,727	437		25.29
Insurance liabilities	6,587	4,813	1,774		36.87
Due to credit institutions*	79,853	71,792	8,061		11.23
Other liabilities	73,630	49,217	24,413		49.60
Shareholders’ equity	13,537	11,647	1,891		16.23
Off-balance-sheet funds	93,824	87,507	6,317		7.22
Mutual funds	78,803	75,342	3,461		4.59
Pension funds	8,591	7,591	1,001		13.18
Managed portfolios	6,429	4,574	1,855		40.54
Customer funds under management	250,444	229,449	20,995		9.15

Total managed funds	417,464	362,105	55,359		15.29

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.32	19.15	4.17p.
Efficiency ratio	37.88	40.59	(2.71p.	)
Efficiency ratio with depreciation and amortisation	43.15	46.39	(3.24p.	)
NPL ratio	0.81	0.83	(0.02p.	)
Coverage ratio	242.35	213.46	28.89p.
Number of employees (direct & indirect)	42,824	44,311	(1,487)		(3.36)
Number of branches	5,270	5,163	107		2.07

Continental Europe
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	1,191	1,231	1,253	1,282	1,317	1,394
Income from companies accounted for by the equity method	14	4	7	8	5	4
Net fees	727	767	733	730	763	783
Insurance activity	16	26	22	22	31	30
Commercial revenue	1,948	2,027	2,015	2,042	2,116	2,212
Gains (losses) on financial transactions	62	137	82	123	151	160
Gross operating income	2,010	2,164	2,097	2,165	2,267	2,371
Income from non-financial services (net) and other operating income	52	61	46	47	65	57
General administrative expenses	(880)	(895)	(897)	(927)	(909)	(928)
Personnel	(612)	(620)	(624)	(647)	(632)	(643)
Other administrative expenses	(268)	(275)	(273)	(280)	(276)	(285)
Depreciation and amortisation	(123)	(126)	(128)	(138)	(122)	(129)
Net operating income	1,059	1,204	1,118	1,148	1,301	1,371
Net loan loss provisions	(249)	(318)	(331)	(316)	(178)	(199)
Other income	(43)	(10)	(11)	(34)	(12)	(16)
Income before taxes	767	877	775	798	1,112	1,156

Income from ordinary activity	550	618	560	544	785	838

Net consolidated income	550	618	560	544	785	838

Attributable income to the Group	520	586	538	516	752	802

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*	152,006	157,181	164,137	166,885	171,842	183,001
Trading portfolio (w/o loans)	17,334	16,161	14,191	15,877	19,191	26,984
Available-for-sale financial assets	15,907	15,610	16,050	18,824	19,451	19,484
Due from credit institutions*	57,424	65,575	70,185	71,512	75,163	72,658
Intangible assets and property and equipment	3,919	3,847	3,837	3,932	3,999	4,041
Other assets	19,666	16,224	18,084	21,898	21,780	17,472
Total assets/liabilities & shareholders’ equity	266,257	274,598	286,484	298,928	311,426	323,641
Customer deposits*	114,667	118,199	116,781	124,744	125,604	124,257
Marketable debt securities*	15,774	17,204	17,929	20,026	22,631	23,613
Subordinated debt	1,750	1,727	1,693	1,666	1,582	2,164
Insurance liabilities	8,520	4,813	5,870	6,046	6,356	6,587
Due to credit institutions*	60,249	71,792	78,592	78,938	75,780	79,853
Other liabilities	53,516	49,217	53,674	55,277	65,652	73,630
Shareholders’ equity	11,781	11,647	11,945	12,231	13,821	13,537
Off-balance-sheet funds	84,544	87,507	87,891	91,565	90,902	93,824
Mutual funds	72,570	75,342	75,108	77,520	76,493	78,803
Pension funds	7,588	7,591	7,630	8,322	8,415	8,591
Managed portfolios	4,386	4,574	5,153	5,724	5,995	6,429
Customer funds under management	225,255	229,449	230,163	244,048	247,075	250,444

Total managed funds	350,800	362,105	374,375	390,494	402,329	417,464

(*).- Includes all stock of concept classified in the balance sheet

Santander Central Hispano Network
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	1,006	937	69	7.32
Income from companies accounted for by the equity method	—	—	—	—
Net fees	757	734	22	3.06
Insurance activity	—	—	—	—
Commercial revenue	1,763	1,672	91	5.45
Gains (losses) on financial transactions	127	77	50	64.41
Gross operating income	1,890	1,749	141	8.04
Income from non-financial services (net) and other operating income	(3)	5	(9)	—
General administrative expenses	(744)	(742)	(2)	0.25
Personnel	(570)	(567)	(3)	0.46
Other administrative expenses	(174)	(175)	1	(0.45)
Depreciation and amortisation	(119)	(129)	10	(7.50)
Net operating income	1,024	884	140	15.84
Net loan loss provisions	(104)	(252)	148	(58.75)
Other income	(8)	(6)	(2)	30.69
Income before taxes	911	625	286	45.83

Income from ordinary activity	656	449	207	45.99

Net consolidated income	656	449	207	45.99

Attributable income to the Group	656	449	206	45.94

			Variation

	30.06.05	30.06.04	Amount	%
Balance sheet
Loans and credits*	77,499	68,254	9,245	13.55
Trading portfolio (w/o loans)	1	—	1	—
Available-for-sale financial assets	—	1	(1)	(100.00)
Due from credit institutions*	181	155	27	17.24
Intangible assets and property and equipment	1,629	1,556	72	4.63
Other assets	1,040	1,413	(373)	(26.38)
Total assets/liabilities & shareholders’ equity	80,350	71,379	8,971	12.57
Customer deposits*	40,887	42,374	(1,487)	(3.51)
Marketable debt securities*	5	295	(291)	(98.43)
Subordinated debt	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions*	53	55	(2)	(3.45)
Other liabilities	33,640	23,519	10,122	43.04
Shareholders’ equity	5,765	5,136	629	12.25
Off-balance-sheet funds	51,210	45,447	5,763	12.68
Mutual funds	45,969	40,673	5,296	13.02
Pension funds	5,241	4,775	467	9.77
Managed portfolios	—	—	—	—
Customer funds under management	92,101	88,116	3,985	4.52

Total managed funds	131,560	116,826	14,734	12.61

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	24.02	18.90	5.12p.
Efficiency ratio	38.56	41.22	(2.66p. )
Efficiency ratio with depreciation and amortisation	44.84	48.54	(3.70p. )
NPL ratio	0.59	0.64	(0.05p. )
Coverage ratio	274.52	224.89	49.63p.
Number of employees (direct & indirect)	19,083	20,286	(1,203)	(5.93)
Number of branches	2,582	2,550	32	1.25

Santander Central Hispano Network
Million euros

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	472	466	472	495	492	514
Income from companies accounted for by the equity method	—	—	—	—	—	—
Net fees	358	376	362	387	374	383
Insurance activity	—	—	—	—	—	—
Commercial revenue	830	842	834	881	866	897
Gains (losses) on financial transactions	28	49	28	42	40	86
Gross operating income	858	891	862	923	906	983
Income from non-financial services (net) and other operating income	1	5	2	0	(1)	(2)
General administrative expenses	(370)	(373)	(371)	(379)	(371)	(373)
Personnel	(284)	(284)	(283)	(290)	(285)	(285)
Other administrative expenses	(86)	(89)	(87)	(89)	(86)	(88)
Depreciation and amortisation	(64)	(64)	(64)	(64)	(59)	(60)
Net operating income	424	459	429	481	475	548
Net loan loss provisions	(113)	(140)	(135)	(155)	(48)	(57)
Other income	(4)	(3)	(2)	(2)	(3)	(5)
Income before taxes	308	317	291	323	425	487

Income from ordinary activity	221	228	209	233	306	350

Net consolidated income	221	228	209	233	306	350

Attributable income to the Group	221	228	209	233	306	350

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*	65,950	68,254	71,019	70,075	73,270	77,499
Trading portfolio (w/o loans)	0	0	0	0	0	1
Available-for-sale financial assets	1	1	1	1	1	0
Due from credit institutions*	113	155	85	179	94	181
Intangible assets and property and equipment	1,630	1,556	1,544	1,592	1,585	1,629
Other assets	862	1,413	1,344	1,732	833	1,040
Total assets/liabilities & shareholders’ equity	68,556	71,379	73,993	73,579	75,783	80,350
Customer deposits*	41,516	42,374	42,276	42,653	40,071	40,887
Marketable debt securities*	447	295	38	30	23	5
Subordinated debt	0	0	0	0	0	0
Insurance liabilities	0	0	0	0	0	0
Due to credit institutions*	65	55	25	62	30	53
Other liabilities	21,779	23,519	26,393	25,274	30,054	33,640
Shareholders’ equity	4,750	5,136	5,261	5,561	5,606	5,765
Off-balance-sheet funds	44,916	45,447	45,281	47,385	50,065	51,210
Mutual funds	40,146	40,673	40,488	42,141	44,750	45,969
Pension funds	4,770	4,775	4,793	5,243	5,315	5,241
Managed portfolios	0	0	0	0	0	0
Customer funds under management	86,878	88,116	87,595	90,067	90,159	92,101

Total managed funds	113,472	116,826	119,274	120,964	125,848	131,560

(*).- Includes all stock of concept classified in the balance sheet

Banesto
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	539	496	43	8.76
Income from companies accounted for by the equity method	1	10	(10)	(93.32)
Net fees	274	256	17	6.81
Insurance activity	15	11	4	39.22
Commercial revenue	829	773	56	7.19
Gains (losses) on financial transactions	56	46	10	21.38
Gross operating income	885	819	65	8.00
Income from non-financial services (net) and other operating income	120	99	22	21.78
General administrative expenses	(396)	(385)	(11)	2.93
Personnel	(294)	(283)	(11)	3.79
Other administrative expenses	(102)	(102)	(1)	0.56
Depreciation and amortisation	(52)	(50)	(2)	3.30
Net operating income	557	483	74	15.32
Net loan loss provisions	(74)	(72)	(3)	3.59
Other income	(4)	10	(14)	—
Income before taxes	479	422	57	13.61

Income from ordinary activity	328	281	47	16.81

Net consolidated income	328	281	47	16.81

Attributable income to the Group	259	225	35	15.53

			Variation

	30.06.05	30.06.04	Amount		%
Balance sheet
Loans and credits*	43,233	34,832	8,400		24.12
Trading portfolio (w/o loans)	5,415	1,888	3,527		186.78
Available-for-sale financial assets	9,217	8,557	660		7.71
Due from credit institutions*	12,091	11,047	1,044		9.45
Intangible assets and property and equipment	1,499	1,321	178		13.49
Other assets	6,447	4,643	1,804		38.84
Total assets/liabilities & shareholders’ equity	77,902	62,289	15,613		25.07
Customer deposits*	33,996	29,661	4,336		14.62
Marketable debt securities*	15,162	7,668	7,495		97.75
Subordinated debt	1,158	1,272	(114)		(8.98)
Insurance liabilities	2,573	2,311	261		11.31
Due to credit institutions*	13,541	12,260	1,281		10.45
Other liabilities	8,949	6,779	2,170		32.01
Shareholders’ equity	2,523	2,338	185		7.90
Off-balance-sheet funds	13,613	12,631	982		7.77
Mutual funds	11,634	11,151	482		4.33
Pension funds	1,371	1,220	151		12.38
Managed portfolios	609	260	349		133.98
Customer funds under management	66,503	53,543	12,960		24.20

Total managed funds	91,515	74,920	16,595		22.15

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	19.78	18.32	1.46p.
Efficiency ratio	37.98	40.55	(2.57p.	)
Efficiency ratio with depreciation and amortisation	43.16	46.05	(2.89p.	)
NPL ratio	0.54	0.65	(0.11p.	)
Coverage ratio	349.50	284.00	65.50p.
Number of employees (direct & indirect)	9,568	9,916	(348)		(3.51)
Number of branches	1,701	1,695	6		0.35

Banesto
Million euros

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	248	248	255	261	265	274
Income from companies accounted for by the equity method	10	0	2	2	0	0
Net fees	125	131	132	131	135	139
Insurance activity	5	5	4	6	7	8
Commercial revenue	389	385	394	400	408	421
Gains (losses) on financial transactions	26	20	17	25	30	26
Gross operating income	414	405	411	425	438	447
Income from non-financial services (net) and other operating income	46	53	43	45	63	57
General administrative expenses	(191)	(193)	(195)	(197)	(197)	(199)
Personnel	(141)	(142)	(143)	(144)	(146)	(148)
Other administrative expenses	(51)	(51)	(52)	(53)	(52)	(51)
Depreciation and amortisation	(24)	(26)	(25)	(31)	(25)	(27)
Net operating income	245	239	234	242	279	278
Net loan loss provisions	(34)	(38)	(41)	(46)	(39)	(35)
Other income	(9)	19	(9)	(41)	(6)	2
Income before taxes	202	220	184	155	235	245

Income from ordinary activity	131	150	125	96	159	170

Net consolidated income	131	150	125	96	159	170

Attributable income to the Group	105	119	106	71	126	133

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*	32,934	34,832	36,094	39,105	40,384	43,233
Trading portfolio (w/o loans)	1,665	1,888	1,594	2,547	4,795	5,415
Available-for-sale financial assets	8,535	8,557	8,133	8,160	8,773	9,217
Due from credit institutions*	9,161	11,047	10,946	13,468	15,266	12,091
Intangible assets and property and equipment	1,342	1,321	1,314	1,346	1,462	1,499
Other assets	5,221	4,643	5,779	5,730	7,093	6,447
Total assets/liabilities & shareholders’ equity	58,858	62,289	63,860	70,357	77,773	77,902
Customer deposits*	27,698	29,661	30,000	30,432	30,665	33,996
Marketable debt securities*	7,043	7,668	9,319	11,519	14,385	15,162
Subordinated debt	1,271	1,272	1,267	1,243	1,116	1,158
Insurance liabilities	2,203	2,311	2,395	2,395	2,576	2,573
Due to credit institutions*	11,138	12,260	11,661	14,693	17,410	13,541
Other liabilities	7,001	6,779	6,889	7,745	8,891	8,949
Shareholders’ equity	2,503	2,338	2,330	2,330	2,731	2,523
Off-balance-sheet funds	12,285	12,631	12,730	13,108	13,308	13,613
Mutual funds	10,833	11,151	11,209	11,399	11,524	11,634
Pension funds	1,214	1,220	1,221	1,327	1,342	1,371
Managed portfolios	238	260	300	383	442	609
Customer funds under management	50,501	53,543	55,711	58,698	62,050	66,503

Total managed funds	71,143	74,920	76,590	83,466	91,081	91,515

(*).- Includes all stock of concept classified in the balance sheet

Santander Consumer
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	655	488	167	34.19
Income from companies accounted for by the equity method	9	8	1	18.93
Net fees	82	106	(24)	(22.85)
Insurance activity	—	—	—	—
Commercial revenue	746	602	144	23.98
Gains (losses) on financial transactions	19	21	(2)	(10.12)
Gross operating income	765	623	142	22.82
Income from non-financial services (net) and other operating income	10	14	(4)	(25.27)
General administrative expenses	(242)	(213)	(29)	13.37
Personnel	(116)	(100)	(16)	16.30
Other administrative expenses	(125)	(113)	(12)	10.77
Depreciation and amortisation	(26)	(17)	(9)	54.98
Net operating income	508	407	101	24.82
Net loan loss provisions	(162)	(168)	6	(3.44)
Other income	(6)	(13)	7	(54.25)
Income before taxes	340	226	114	50.23

Income from ordinary activity	237	162	75	46.11

Net consolidated income	237	162	75	46.11

Attributable income to the Group	237	162	74	45.85

			Variation

	30.06.05	30.06.04	Amount		%
Balance sheet
Loans and credits*	25,952	18,282	7,670		41.95
Trading portfolio (w/o loans)	2	(6)	8		—
Available-for-sale financial assets	61	66	(5)		(8.29)
Due from credit institutions*	8,038	4,794	3,243		67.65
Intangible assets and property and equipment	360	402	(43)		(10.59)
Other assets	1,013	797	216		27.08
Total assets/liabilities & shareholders’ equity	35,425	24,336	11,089		45.57
Customer deposits*	13,279	11,075	2,204		19.90
Marketable debt securities*	2,587	2,055	533		25.92
Subordinated debt	94	116	(22)		(18.69)
Insurance liabilities	—	—	—		—
Due to credit institutions*	16,199	9,457	6,741		71.28
Other liabilities	2,228	1,059	1,169		110.47
Shareholders’ equity	1,039	575	463		80.53
Off-balance-sheet funds	270	216	54		25.22
Mutual funds	244	196	47		24.16
Pension funds	27	20	7		35.82
Managed portfolios	—	—	—		—
Customer funds under management	16,231	13,461	2,770		20.57

Total managed funds	35,696	24,552	11,144		45.39

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	47.34	52.41	(5.07p.	)
Efficiency ratio	31.14	33.45	(2.31p.	)
Efficiency ratio with depreciation and amortisation	34.44	36.05	(1.61p.	)
NPL ratio	2.25	2.05	0.20p.
Coverage ratio	128.63	134.48	(5.85p.	)
Number of employees (direct & indirect)	5,051	4,723	328		6.94
Number of branches	255	230	25		10.87

Santander Consumer
Million euros

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	230	259	283	299	311	344
Income from companies accounted for by the equity method	4	4	4	6	5	4
Net fees	50	56	46	15	39	43
Insurance activity	—	—	—	—	—	—
Commercial revenue	283	319	333	319	355	391
Gains (losses) on financial transactions	(8)	29	(1)	0	11	8
Gross operating income	274	348	332	319	366	399
Income from non-financial services (net) and other operating income	8	6	5	5	6	5
General administrative expenses	(102)	(111)	(114)	(122)	(116)	(126)
Personnel	(48)	(52)	(55)	(59)	(57)	(60)
Other administrative expenses	(54)	(59)	(60)	(62)	(59)	(66)
Depreciation and amortisation	(8)	(9)	(11)	(12)	(13)	(13)
Net operating income	173	234	212	191	243	265
Net loan loss provisions	(80)	(88)	(70)	(77)	(73)	(89)
Other income	(4)	(9)	(4)	0	(7)	1
Income before taxes	89	137	138	114	163	177

Income from ordinary activity	63	99	97	74	111	125

Net consolidated income	63	99	97	74	111	125

Attributable income to the Group	63	100	97	74	111	125

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*	17,434	18,282	21,264	22,632	23,825	25,952
Trading portfolio (w/o loans)	2	(6)	4	2	3	2
Available-for-sale financial assets	300	66	64	61	59	61
Due from credit institutions*	4,573	4,794	5,620	5,593	5,974	8,038
Intangible assets and property and equipment	393	402	399	400	358	360
Other assets	790	797	1,010	1,041	932	1,013
Total assets/liabilities & shareholders’ equity	23,493	24,336	28,360	29,728	31,151	35,425
Customer deposits*	10,482	11,075	11,255	11,592	12,350	13,279
Marketable debt securities*	2,442	2,055	2,713	2,775	3,029	2,587
Subordinated debt	129	116	116	116	156	94
Insurance liabilities	0	0	0	0	0	0
Due to credit institutions*	7,868	9,457	12,500	13,477	13,823	16,199
Other liabilities	1,957	1,059	1,078	1,123	719	2,228
Shareholders’ equity	615	575	698	645	1,075	1,039
Off-balance-sheet funds	213	216	233	243	255	270
Mutual funds	193	196	213	219	229	244
Pension funds	20	20	20	24	26	27
Managed portfolios	0	0	0	0	0	0
Customer funds under management	13,266	13,461	14,317	14,725	15,790	16,231

Total managed funds	23,705	24,552	28,593	29,971	31,406	35,696

(*).- Includes all stock of concept classified in the balance sheet

Portugal
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	321	307	14	4.64
Income from companies accounted for by the equity method	—	—	—	—
Net fees	151	135	16	12.02
Insurance activity	12	8	4	42.81
Commercial revenue	484	450	34	7.56
Gains (losses) on financial transactions	22	6	16	267.21
Gross operating income	507	456	50	11.03
Income from non-financial services (net) and other operating income	(5)	(5)	1	(11.02)
General administrative expenses	(216)	(213)	(3)	1.57
Personnel	(142)	(140)	(1)	0.79
Other administrative expenses	(74)	(72)	(2)	3.10
Depreciation and amortisation	(28)	(27)	(1)	4.04
Net operating income	258	211	47	22.01
Net loan loss provisions	(38)	(18)	(20)	112.80
Other income	(3)	(42)	40	(93.75)

Income before taxes	217	151	66	43.65

Income from ordinary activity	173	129	44	34.45

Net consolidated income	173	129	44	34.45

Attributable income to the Group	172	123	49	40.02

			Variation

	30.06.05	30.06.04	Amount	%
Balance sheet
Loans and credits*	17,468	18,501	(1,033)	(5.58)
Trading portfolio (w/o loans)	903	840	63	7.55
Available-for-sale financial assets	8,467	5,427	3,040	56.02
Due from credit institutions*	11,290	16,071	(4,781)	(29.75)
Intangible assets and property and equipment	440	425	16	3.71
Other assets	3,227	2,883	344	11.92
Total assets/liabilities & shareholders’ equity	41,796	44,147	(2,351)	(5.33)
Customer deposits*	13,097	12,030	1,067	8.87
Marketable debt securities*	3,193	4,326	(1,132)	(26.18)
Subordinated debt	246	339	(94)	(27.63)
Insurance liabilities	2,302	1,696	606	35.75
Due to credit institutions*	19,332	21,086	(1,754)	(8.32)
Other liabilities	2,052	3,130	(1,078)	(34.43)
Shareholders’ equity	1,574	1,540	34	2.19
Off-balance-sheet funds	8,823	7,490	1,333	17.80
Mutual funds	5,371	4,795	576	12.01
Pension funds	980	860	120	13.98
Managed portfolios	2,472	1,835	637	34.71
Customer funds under management	27,661	25,881	1,780	6.88

Total managed funds	50,619	51,637	(1,018)	(1.97)

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	19.77	15.89	3.88p.
Efficiency ratio	42.60	46.57	(3.97p. )
Efficiency ratio with depreciation and amortisation	48.19	52.54	(4.35)
NPL ratio	1.38	1.30	0.08p.
Coverage ratio	216.93	172.70	44.23p.
Number of employees (direct & indirect)	6,337	6,608	(271)	(4.10)
Number of branches	677	637	40	6.28

Portugal
Million euros

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	143	164	153	146	153	168
Income from companies accounted for by the equity method	—	—	—	—	—	—
Net fees	65	70	71	71	76	75
Insurance activity	4	4	3	4	5	7
Commercial revenue	212	238	227	221	235	250
Gains (losses) on financial transactions	22	(16)	17	8	18	4
Gross operating income	234	222	243	229	253	254
Income from non-financial services (net) and other operating income	(3)	(2)	(3)	(2)	(2)	(2)
General administrative expenses	(107)	(106)	(107)	(108)	(106)	(109)
Personnel	(70)	(71)	(71)	(69)	(70)	(71)
Other administrative expenses	(37)	(35)	(35)	(39)	(36)	(38)
Depreciation and amortisation	(13)	(14)	(15)	(17)	(14)	(14)
Net operating income	111	100	119	101	130	128
Net loan loss provisions	1	(19)	(27)	(30)	(3)	(35)
Other income	(22)	(20)	3	10	1	(4)
Income before taxes	91	61	95	80	129	89

Income from ordinary activity	80	48	85	53	94	79

Net consolidated income	80	48	85	53	94	79

Attributable income to the Group	77	46	81	50	94	79

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*	17,934	18,501	18,489	16,067	16,333	17,468
Trading portfolio (w/o loans)	495	840	837	530	566	903
Available-for-sale financial assets	5,507	5,427	6,248	9,373	9,167	8,467
Due from credit institutions*	13,550	16,071	15,130	12,864	9,983	11,290
Intangible assets and property and equipment	414	425	428	435	436	440
Other assets	2,323	2,883	2,884	3,198	3,164	3,227
Total assets/liabilities & shareholders’ equity	40,223	44,147	44,016	42,467	39,650	41,796
Customer deposits*	11,520	12,030	11,415	12,526	11,444	13,097
Marketable debt securities*	3,480	4,326	4,035	3,926	3,968	3,193
Subordinated debt	350	339	310	307	311	246
Insurance liabilities	1,596	1,696	1,864	2,013	2,108	2,302
Due to credit institutions*	19,008	21,086	21,426	18,949	16,884	19,332
Other liabilities	2,716	3,130	3,422	3,242	3,041	2,052
Shareholders’ equity	1,554	1,540	1,543	1,504	1,894	1,574
Off-balance-sheet funds	7,256	7,490	7,756	8,128	8,499	8,823
Mutual funds	4,675	4,795	4,905	5,029	5,250	5,371
Pension funds	872	860	848	946	986	980
Managed portfolios	1,710	1,835	2,002	2,152	2,264	2,472
Customer funds under management	24,202	25,881	25,381	26,900	26,330	27,661

Total managed funds	47,480	51,637	51,771	50,595	48,149	50,619

(*).- Includes all stock of concept classified in the balance sheet

United Kingdom (Abbey)
Million euros

Jan.-Jun. 05
Income statement
Net interest income	889
Income from companies accounted for by the equity method	1
Net fees	435
Insurance activity	291
Commercial revenue	1,616
Gains (losses) on financial transactions	197
Gross operating income	1,813
Income from non-financial services (net) and other operating income	17
General administrative expenses	(1,195)
Personnel	(656)
Other administrative expenses	(540)
Depreciation and amortisation	(76)
Net operating income	559
Net loan loss provisions	(159)
Other income	61
Income before taxes	461

Income from ordinary activity	321

Net consolidated income	321

Attributable income to the Group	321

30.06.05
Balance sheet
Loans and credits*	164,251
Trading portfolio (w/o loans)	56,082
Available-for-sale financial assets	23
Due from credit institutions*	15,183
Intangible assets and property and equipment	5,217
Other assets	40,439
Total assets/liabilities & shareholders’ equity	281,194
Customer deposits*	109,379
Marketable debt securities*	31,883
Subordinated debt	10,054
Insurance liabilities	37,779
Due to credit institutions*	30,511
Other liabilities	59,302
Shareholders’ equity	2,286
Off-balance-sheet funds	16,300
Mutual funds	1,602
Pension funds	14,698
Managed portfolios	—
Customer funds under management	205,396

Total managed funds	297,495

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	28.07
Efficiency ratio	65.31
Efficiency ratio with depreciation and amortisation	69.46
NPL ratio	0.80
Coverage ratio	73.73
Number of employees (direct & indirect)	21,778
Number of branches	716

United Kingdom (Abbey)
Million euros

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income					393	496
Income from companies accounted for by the equity method					1	1
Net fees					214	221
Insurance activity					161	129
Commercial revenue					769	848
Gains (losses) on financial transactions					100	98
Gross operating income					868	945
Income from non-financial services (net) and other operating income					63	(46)
General administrative expenses					(588)	(607)
Personnel					(310)	(346)
Other administrative expenses					(279)	(261)
Depreciation and amortisation					(73)	(3)
Net operating income					270	289
Net loan loss provisions					(58)	(101)
Other income					19	41
Income before taxes					231	230

Income from ordinary activity					153	168

Net consolidated income					153	168

Attributable income to the Group					153	168

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*				156,619	160,433	164,251
Trading portfolio (w/o loans)				51,810	51,324	56,082
Available-for-sale financial assets				14	15	23
Due from credit institutions*				19,175	29,952	15,183
Intangible assets and property and equipment				5,147	5,220	5,217
Other assets				39,116	36,464	40,439
Total assets/liabilities & shareholders’ equity				271,881	283,408	281,194
Customer deposits*				113,353	103,285	109,379
Marketable debt securities*				32,867	32,402	31,883
Subordinated debt				8,707	8,867	10,054
Insurance liabilities				34,468	34,890	37,779
Due to credit institutions*				26,826	36,150	30,511
Other liabilities				53,394	65,549	59,302
Shareholders’ equity				2,265	2,264	2,286
Off-balance-sheet funds				14,541	14,959	16,300
Mutual funds				1,346	1,449	1,602
Pension funds				13,194	13,510	14,698
Managed portfolios				—	—	—
Customer funds under management				203,936	194,403	205,396

Total managed funds				286,422	298,366	297,495

(*).- Includes all stock of concept classified in the balance sheet

United Kingdom (Abbey)
Million pound sterling

Jan.-Jun. 05
Income statement
Net interest income	610
Income from companies accounted for by the equity method	1
Net fees	298
Insurance activity	199
Commercial revenue	1,109
Gains (losses) on financial transactions	135
Gross operating income	1,244
Income from non-financial services (net) and other operating income	12
General administrative expenses	(820)
Personnel	(450)
Other administrative expenses	(370)
Depreciation and amortisation	(52)
Net operating income	383
Net loan loss provisions	(109)
Other income	42
Income before taxes	316

Income from ordinary activity	220

Net consolidated income	220

Attributable income to the Group	220

30.06.05
Balance sheet
Loans and credits*	110,738
Trading portfolio (w/o loans)	37,810
Available-for-sale financial assets	15
Due from credit institutions*	10,236
Intangible assets and property and equipment	3,517
Other assets	27,264
Total assets/liabilities & shareholders’ equity	189,581
Customer deposits*	73,743
Marketable debt securities*	21,496
Subordinated debt	6,778
Insurance liabilities	25,471
Due to credit institutions*	20,570
Other liabilities	39,981
Shareholders’ equity	1,541
Off-balance-sheet funds	10,990
Mutual funds	1,080
Pension funds	9,909
Managed portfolios	—
Customer funds under management	138,478

Total managed funds	200,571

(*).- Includes all stock of concept classified in the balance sheet

United Kingdom (Abbey)
Million pound sterling
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income					272	337
Income from companies accounted for by the equity method					0	1
Net fees					148	150
Insurance activity					112	87
Commercial revenue					533	576
Gains (losses) on financial transactions					69	66
Gross operating income					602	642
Income from non-financial services (net) and other operating income					44	(32)
General administrative expenses					(408)	(412)
Personnel					(215)	(235)
Other administrative expenses					(193)	(177)
Depreciation and amortisation					(51)	(1)
Net operating income					187	196
Net loan loss provisions					(40)	(69)
Other income					13	28
Income before taxes					160	156

Income from ordinary activity					106	114

Net consolidated income					106	114

Attributable income to the Group					106	114

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*				110,424	110,458	110,738
Trading portfolio (w/o loans)				36,529	35,336	37,810
Available-for-sale financial assets				10	10	15
Due from credit institutions*				13,519	20,622	10,236
Intangible assets and property and equipment				3,629	3,594	3,517
Other assets				27,579	25,106	27,264
Total assets/liabilities & shareholders’ equity				191,690	195,126	189,581
Customer deposits*				79,919	71,111	73,743
Marketable debt securities*				23,173	22,309	21,496
Subordinated debt				6,139	6,105	6,778
Insurance liabilities				24,301	24,022	25,471
Due to credit institutions*				18,914	24,889	20,570
Other liabilities				37,646	45,131	39,981
Shareholders’ equity				1,597	1,559	1,541
Off-balance-sheet funds				10,252	10,299	10,990
Mutual funds				949	998	1,080
Pension funds				9,303	9,301	9,909
Managed portfolios				—	—	—
Customer funds under management				143,785	133,847	138,478

Total managed funds				201,942	205,425	200,571

(*).- Includes all stock of concept classified in the balance sheet

Latin America
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	1,742	1,627	115	7.04
Income from companies accounted for by the equity method	4	2	2	87.13
Net fees	903	794	109	13.78
Insurance activity	47	37	10	28.25
Commercial revenue	2,696	2,460	236	9.59
Gains (losses) on financial transactions	471	264	207	78.23
Gross operating income	3,167	2,724	443	16.25
Income from non-financial services (net) and other operating income	(41)	(22)	(19)	88.76
General administrative expenses	(1,519)	(1,369)	(149)	10.91
Personnel	(817)	(748)	(69)	9.24
Other administrative expenses	(702)	(621)	(80)	12.93
Depreciation and amortisation	(148)	(143)	(5)	3.63
Net operating income	1,460	1,191	269	22.59
Net loan loss provisions	(99)	(178)	79	(44.43)
Other income	(81)	(4)	(78)	—
Income before taxes	1,279	1,009	270	26.78

Income from ordinary activity	1,015	867	148	17.01

Net consolidated income	1,015	871	144	16.55

Attributable income to the Group	900	777	122	15.73

			Variation

	30.06.05	30.06.04	Amount		%
Balance sheet
Loans and credits*	43,058	32,450	10,609		32.69
Trading portfolio (w/o loans)	19,595	12,324	7,271		59.00
Available-for-sale financial assets	15,130	13,906	1,223		8.80
Due from credit institutions*	21,953	20,647	1,306		6.33
Intangible assets and property and equipment	1,321	1,141	180		15.77
Other assets	13,139	8,837	4,302		48.68
Total assets/liabilities & shareholders’ equity	114,197	89,305	24,892		27.87
Customer deposits*	58,822	44,372	14,450		32.56
Marketable debt securities*	3,795	4,769	(974)		(20.42)
Subordinated debt	840	517	323		62.46
Insurance liabilities	1,412	846	567		67.03
Due to credit institutions*	29,448	24,539	4,909		20.00
Other liabilities	12,035	8,252	3,783		45.84
Shareholders’ equity	7,844	6,009	1,835		30.54
Off-balance-sheet funds	42,062	32,588	9,475		29.07
Mutual funds	20,237	14,431	5,806		40.23
Pension funds	16,205	12,726	3,479		27.34
Managed portfolios	5,620	5,431	189		3.49
Customer funds under management	106,931	83,091	23,840		28.69

Total managed funds	156,259	121,892	34,367		28.19

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	24.47	24.43	0.04p.
Efficiency ratio	47.06	49.21	(2.15p.	)
Efficiency ratio with depreciation and amortisation	51.73	54.44	(2.71p.	)
NPL ratio	2.17	3.20	(1.03p.	)
Coverage ratio	180.81	143.89	36.92p.
Number of employees (direct & indirect)	60,263	59,560	703		1.18
Number of branches	4,113	4,056	57		1.41

Latin America
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	804	823	842	858	839	903
Income from companies accounted for by the equity method	1	0	2	1	1	2
Net fees	383	411	419	426	426	477
Insurance activity	16	21	19	22	22	25
Commercial revenue	1,204	1,256	1,283	1,307	1,288	1,407
Gains (losses) on financial transactions	185	79	98	96	198	273
Gross operating income	1,389	1,335	1,381	1,402	1,487	1,680
Income from non-financial services (net) and other operating income	(15)	(7)	(16)	(11)	(20)	(21)
General administrative expenses	(686)	(683)	(695)	(733)	(722)	(796)
Personnel	(371)	(377)	(380)	(414)	(391)	(426)
Other administrative expenses	(315)	(306)	(315)	(319)	(331)	(371)
Depreciation and amortisation	(69)	(73)	(73)	(71)	(73)	(75)
Net operating income	619	571	597	587	672	788
Net loan loss provisions	(82)	(96)	(95)	(51)	(58)	(41)
Other income	(14)	10	(6)	(176)	(34)	(48)
Income before taxes	523	486	496	361	580	699

Income from ordinary activity	436	431	423	359	476	538

Net consolidated income	439	432	426	365	476	538

Attributable income to the Group	388	390	376	317	422	478

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*	30,949	32,450	34,304	34,585	37,242	43,058
Trading portfolio (w/o loans)	11,770	12,324	14,312	14,304	16,765	19,595
Available-for-sale financial assets	13,640	13,906	13,634	13,873	13,941	15,130
Due from credit institutions*	20,303	20,647	21,352	21,247	19,176	21,953
Intangible assets and property and equipment	1,168	1,141	1,158	1,163	1,159	1,321
Other assets	9,170	8,837	9,249	10,294	11,133	13,139
Total assets/liabilities & shareholders’ equity	86,999	89,305	94,010	95,466	99,415	114,197
Customer deposits*	45,286	44,372	43,550	45,718	49,977	58,822
Marketable debt securities*	5,390	4,769	6,251	5,201	5,114	3,795
Subordinated debt	517	517	532	709	775	840
Insurance liabilities	822	846	975	1,054	1,158	1,412
Due to credit institutions*	20,208	24,539	27,194	27,978	25,889	29,448
Other liabilities	8,128	8,252	9,341	9,023	9,120	12,035
Shareholders’ equity	6,648	6,009	6,166	5,783	7,382	7,844
Off-balance-sheet funds	32,853	32,588	34,498	33,889	36,713	42,062
Mutual funds	14,603	14,431	15,556	15,259	16,765	20,237
Pension funds	12,945	12,726	13,369	13,357	14,294	16,205
Managed portfolios	5,306	5,431	5,572	5,272	5,654	5,620
Customer funds under management	84,868	83,091	85,806	86,572	93,737	106,931

Total managed funds	119,852	121,892	128,507	129,355	136,128	156,259

(*).- Includes all stock of concept classified in the balance sheet

Latin America
Million dollars
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	2,238	1,996	242	12.14
Income from companies accounted for by the equity method	5	2	2	96.06
Net fees	1,160	973	187	19.21
Insurance activity	61	45	16	34.37
Commercial revenue	3,464	3,017	447	14.82
Gains (losses) on financial transactions	606	324	281	86.74
Gross operating income	4,069	3,341	728	21.80
Income from non-financial services (net) and other operating income	(53)	(27)	(26)	97.76
General administrative expenses	(1,951)	(1,679)	(272)	16.21
Personnel	(1,050)	(917)	(133)	14.45
Other administrative expenses	(902)	(762)	(140)	18.32
Depreciation and amortisation	(190)	(175)	(15)	8.58
Net operating income	1,876	1,460	415	28.44
Net loan loss provisions	(127)	(218)	91	(41.78)
Other income	(105)	(4)	(100)	—
Income before taxes	1,644	1,238	406	32.83

Income from ordinary activity	1,304	1,063	240	22.60

Net consolidated income	1,304	1,068	236	22.11

Attributable income to the Group	1,156	953	203	21.25

			Variation

	30.06.05	30.06.04	Amount	%
Balance sheet
Loans and credits*	52,066	39,442	12,624	32.01
Trading portfolio (w/o loans)	23,695	14,979	8,715	58.18
Available-for-sale financial assets	18,295	16,903	1,392	8.23
Due from credit institutions*	26,546	25,097	1,449	5.77
Intangible assets and property and equipment	1,597	1,386	210	15.17
Other assets	15,888	10,742	5,146	47.91
Total assets/liabilities & shareholders’ equity	138,086	108,550	29,537	27.21
Customer deposits*	71,127	53,934	17,193	31.88
Marketable debt securities*	4,589	5,797	(1,208)	(20.83)
Subordinated debt	1,016	628	387	61.62
Insurance liabilities	1,708	1,028	680	66.16
Due to credit institutions*	35,609	29,828	5,781	19.38
Other liabilities	14,553	10,031	4,522	45.08
Shareholders’ equity	9,485	7,304	2,181	29.86
Off-balance-sheet funds	50,862	39,610	11,251	28.41
Mutual funds	24,471	17,541	6,930	39.50
Pension funds	19,595	15,468	4,127	26.68
Managed portfolios	6,796	6,601	195	2.95
Customer funds under management	129,301	100,998	28,304	28.02

Total managed funds	188,948	148,160	40,788	27.53

(*).- Includes all stock of concept classified in the balance sheet

Latin America
Million dollars

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	1,004	992	1,029	1,105	1,100	1,138
Income from companies accounted for by the equity method	2	0	2	1	2	3
Net fees	478	496	513	548	559	602
Insurance activity	20	25	23	28	29	32
Commercial revenue	1,504	1,513	1,567	1,682	1,689	1,774
Gains (losses) on financial transactions	231	93	120	124	260	346
Gross operating income	1,735	1,606	1,687	1,807	1,950	2,120
Income from non-financial services (net) and other operating income	(18)	(8)	(20)	(14)	(26)	(27)
General administrative expenses	(857)	(822)	(849)	(943)	(947)	(1,004)
Personnel	(463)	(454)	(464)	(532)	(513)	(537)
Other administrative expenses	(393)	(369)	(385)	(411)	(434)	(467)
Depreciation and amortisation	(87)	(89)	(89)	(92)	(96)	(95)
Net operating income	774	687	730	758	881	994
Net loan loss provisions	(102)	(116)	(116)	(68)	(76)	(51)
Other income	(18)	13	(7)	(218)	(44)	(61)
Income before taxes	654	584	606	472	761	883

Income from ordinary activity	545	518	517	467	625	679

Net consolidated income	548	520	520	475	625	679

Attributable income to the Group	484	469	459	412	553	603

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*	37,832	39,442	42,568	47,108	48,280	52,066
Trading portfolio (w/o loans)	14,387	14,979	17,760	19,483	21,734	23,695
Available-for-sale financial assets	16,674	16,903	16,919	18,896	18,073	18,295
Due from credit institutions*	24,818	25,097	26,495	28,940	24,860	26,546
Intangible assets and property and equipment	1,428	1,386	1,437	1,585	1,502	1,597
Other assets	11,209	10,742	11,477	14,022	14,433	15,888
Total assets/liabilities & shareholders’ equity	106,348	108,550	116,656	130,034	128,882	138,086
Customer deposits*	55,357	53,934	54,041	62,273	64,790	71,127
Marketable debt securities*	6,588	5,797	7,757	7,085	6,630	4,589
Subordinated debt	632	628	661	966	1,005	1,016
Insurance liabilities	1,005	1,028	1,209	1,436	1,501	1,708
Due to credit institutions*	24,703	29,828	33,745	38,108	33,563	35,609
Other liabilities	9,936	10,031	11,592	12,290	11,824	14,553
Shareholders’ equity	8,126	7,304	7,651	7,876	9,570	9,485
Off-balance-sheet funds	40,160	39,610	42,808	46,160	47,595	50,862
Mutual funds	17,850	17,541	19,304	20,785	21,734	24,471
Pension funds	15,823	15,468	16,590	18,193	18,531	19,595
Managed portfolios	6,486	6,601	6,914	7,182	7,330	6,796
Customer funds under management	103,743	100,998	106,477	117,919	121,521	129,301

Total managed funds	146,508	148,160	159,465	176,194	176,477	188,948

(*).- Includes all stock of concept classified in the balance sheet

Latin America. Results
Million euros
	Gross operating income		Net operating income		Attributable income to the Group

	Jan.-Jun. 05	Var. (%)	Jan.-Jun. 05	Var. (%)	Jan.-Jun. 05	Var. (%)

Brazil	1,219	19.32	553	18.50	317	7.67
Mexico	729	17.17	306	20.07	189	17.81
Chile	504	15.68	276	36.15	157	45.80
Puerto Rico	135	5.88	49	20.96	27	9.79
Venezuela	201	6.04	98	2.83	70	(4.24)
Colombia	55	28.82	22	67.02	22	69.38
Argentina	177	17.92	78	49.59	38	188.60
Rest	147	9.02	78	19.12	79	(12.74)
Total	3,167	16.25	1,460	22.59	900	15.73

Latin America. Results
Million dollars
	Gross operating income		Net operating income		Attributable income to the Group

	Jan.-Jun. 05	Var. (%)	Jan.-Jun. 05	Var. (%)	Jan.-Jun. 05	Var. (%)

Brazil	1,567	25.01	711	24.16	408	12.81
Mexico	937	22.76	393	25.80	243	23.43
Chile	647	21.20	355	42.65	201	52.76
Puerto Rico	173	10.93	62	26.73	35	15.03
Venezuela	259	11.10	126	7.74	90	0.33
Colombia	71	34.97	28	74.99	29	77.46
Argentina	228	23.55	100	56.73	49	202.37
Rest	189	14.23	101	24.81	102	(8.57)
Total	4,069	21.80	1,876	28.44	1,156	21.25

Brazil
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	572	597	(25)	(4.19)
Income from companies accounted for by the equity method	1	0	0	183.17
Net fees	297	234	63	27.02
Insurance activity	15	11	4	38.23
Commercial revenue	885	842	43	5.07
Gains (losses) on financial transactions	334	180	155	86.11
Gross operating income	1,219	1,022	197	19.32
Income from non-financial services (net) and other operating income	1	3	(2)	(63.98)
General administrative expenses	(597)	(507)	(91)	17.94
Personnel	(320)	(275)	(45)	16.34
Other administrative expenses	(277)	(231)	(46)	19.83
Depreciation and amortisation	(70)	(51)	(18)	36.05
Net operating income	553	467	86	18.50
Net loan loss provisions	(54)	(82)	28	(34.29)
Other income	(7)	2	(9)	—
Income before taxes	492	387	106	27.29

Income from ordinary activity	324	302	22	7.28

Net consolidated income	324	302	22	7.28

Attributable income to the Group	317	295	23	7.67

			Variation

	30.06.05	30.06.04	Amount		%
Balance sheet
Loans and credits*	8,356	4,855	3,501		72.10
Trading portfolio (w/o loans)	3,184	1,048	2,136		203.84
Available-for-sale financial assets	5,752	4,925	827		16.80
Due from credit institutions*	7,203	6,073	1,130		18.61
Intangible assets and property and equipment	433	307	126		40.87
Other assets	5,141	3,532	1,610		45.58
Total assets/liabilities & shareholders’ equity	30,070	20,740	9,330		44.98
Customer deposits*	9,427	5,074	4,352		85.77
Marketable debt securities*	550	676	(126)		(18.60)
Subordinated debt	—	—	—		—
Insurance liabilities	884	421	463		109.94
Due to credit institutions*	10,120	8,700	1,420		16.32
Other liabilities	6,274	4,183	2,090		49.97
Shareholders’ equity	2,815	1,685	1,130		67.07
Off-balance-sheet funds	10,411	6,811	3,599		52.84
Mutual funds	9,912	6,474	3,438		53.11
Pension funds	—	—	—		—
Managed portfolios	499	338	161		47.62
Customer funds under management	21,272	12,983	8,289		63.84

Total managed funds	40,481	27,552	12,929		46.93

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	25.17	30.84	(5.67p.	)
Efficiency ratio	47.01	47.64	(0.63p.	)
Efficiency ratio with depreciation and amortisation	52.73	52.66	0.07p.
NPL ratio	2.89	2.38	0.51p.
Coverage ratio	164.62	222.68	(58.06p.	)
Number of employees (direct & indirect)	21,433	21,409	24		0.11
Number of branches	1,988	1,879	109		5.80

Brazil
Million euros

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	306	291	287	269	282	290
Income from companies accounted for by the equity method	0	0	0	0	0	0
Net fees	118	116	132	135	136	161
Insurance activity	4	7	8	11	10	5
Commercial revenue	429	413	428	415	428	457
Gains (losses) on financial transactions	87	92	62	102	100	235
Gross operating income	516	506	490	517	528	691
Income from non-financial services (net) and other operating income	1	2	(1)	0	2	(1)
General administrative expenses	(256)	(251)	(253)	(298)	(283)	(314)
Personnel	(138)	(137)	(141)	(177)	(156)	(164)
Other administrative expenses	(118)	(113)	(112)	(121)	(127)	(150)
Depreciation and amortisation	(25)	(26)	(28)	(34)	(35)	(34)
Net operating income	236	230	208	185	211	342
Net loan loss provisions	(48)	(35)	(56)	(55)	(33)	(21)
Other income	1	1	18	(34)	16	(23)
Income before taxes	190	197	169	95	194	299

Income from ordinary activity	141	161	135	145	138	186

Net consolidated income	141	161	135	145	138	186

Attributable income to the Group	137	158	132	142	135	182

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*	4,645	4,855	5,552	5,686	6,273	8,356
Trading portfolio (w/o loans)	1,246	1,048	1,267	1,564	3,206	3,184
Available-for-sale financial assets	5,654	4,925	5,175	5,417	5,275	5,752
Due from credit institutions*	5,718	6,073	6,593	5,790	5,572	7,203
Intangible assets and property and equipment	329	307	324	360	354	433
Other assets	3,667	3,532	3,858	4,210	4,463	5,141
Total assets/liabilities & shareholders’ equity	21,258	20,740	22,769	23,027	25,143	30,070
Customer deposits*	5,269	5,074	5,848	6,615	7,155	9,427
Marketable debt securities*	742	676	667	476	499	550
Subordinated debt	—	—	—	—	—	—
Insurance liabilities	403	421	546	631	684	884
Due to credit institutions*	8,308	8,700	8,880	8,808	9,827	10,120
Other liabilities	4,449	4,183	4,970	4,695	4,622	6,274
Shareholders’ equity	2,087	1,685	1,859	1,802	2,356	2,815
Off-balance-sheet funds	6,991	6,811	7,399	7,355	8,083	10,411
Mutual funds	6,652	6,474	7,022	6,973	7,681	9,912
Pension funds	—	—	—	—	—	—
Managed portfolios	339	338	378	382	403	499
Customer funds under management	13,405	12,983	14,460	15,077	16,421	21,272

Total managed funds	28,249	27,552	30,169	30,382	33,226	40,481

(*).- Includes all stock of concept classified in the balance sheet

Brazil
Million dollars
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	735	732	3	0.38
Income from companies accounted for by the equity method	1	0	1	196.69
Net fees	382	287	95	33.09
Insurance activity	19	13	6	44.83
Commercial revenue	1,137	1,033	104	10.08
Gains (losses) on financial transactions	430	220	209	94.99
Gross operating income	1,567	1,253	313	25.01
Income from non-financial services (net) and other operating income	1	3	(2)	(62.26)
General administrative expenses	(768)	(621)	(146)	23.57
Personnel	(411)	(337)	(74)	21.89
Other administrative expenses	(356)	(284)	(73)	25.55
Depreciation and amortisation	(90)	(63)	(27)	42.54
Net operating income	711	572	138	24.16
Net loan loss provisions	(69)	(101)	31	(31.16)
Other income	(9)	3	(11)	—
Income before taxes	633	474	158	33.36

Income from ordinary activity	416	370	46	12.40

Net consolidated income	416	370	46	12.40

Attributable income to the Group	408	361	46	12.81

			Variation

	30.06.05	30.06.04	Amount	%
Balance sheet
Loans and credits*	10,104	5,902	4,203	71.21
Trading portfolio (w/o loans)	3,851	1,274	2,577	202.26
Available-for-sale financial assets	6,956	5,986	969	16.20
Due from credit institutions*	8,710	7,382	1,328	17.99
Intangible assets and property and equipment	524	374	150	40.14
Other assets	6,217	4,293	1,924	44.83
Total assets/liabilities & shareholders’ equity	36,361	25,209	11,151	44.23
Customer deposits*	11,399	6,168	5,231	84.81
Marketable debt securities*	666	822	(156)	(19.02)
Subordinated debt	—	—	—	—
Insurance liabilities	1,069	512	557	108.85
Due to credit institutions*	12,237	10,575	1,662	15.72
Other liabilities	7,586	5,085	2,501	49.19
Shareholders’ equity	3,404	2,048	1,356	66.20
Off-balance-sheet funds	12,589	8,279	4,309	52.05
Mutual funds	11,986	7,869	4,117	52.32
Pension funds	—	—	—	—
Managed portfolios	603	411	192	46.86
Customer funds under management	25,722	15,781	9,941	62.99

Total managed funds	48,949	33,489	15,460	46.17

(*).- Includes all stock of concept classified in the balance sheet

Brazil
Million dollars
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	383	350	351	349	370	365
Income from companies accounted for by the equity method	0	0	0	0	0	1
Net fees	148	139	161	173	179	203
Insurance activity	5	8	10	14	13	6
Commercial revenue	535	497	522	536	562	575
Gains (losses) on financial transactions	109	111	76	131	131	299
Gross operating income	645	608	599	667	692	874
Income from non-financial services (net) and other operating income	1	2	(2)	0	2	(1)
General administrative expenses	(320)	(302)	(309)	(383)	(371)	(396)
Personnel	(172)	(165)	(172)	(226)	(205)	(206)
Other administrative expenses	(148)	(136)	(137)	(156)	(167)	(190)
Depreciation and amortisation	(31)	(32)	(34)	(44)	(47)	(43)
Net operating income	295	277	254	240	276	434
Net loan loss provisions	(59)	(41)	(68)	(70)	(43)	(26)
Other income	1	2	22	(42)	21	(29)
Income before taxes	237	237	207	128	254	379

Income from ordinary activity	176	194	165	187	180	236

Net consolidated income	176	194	165	187	180	236

Attributable income to the Group	171	190	162	183	177	231

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*	5,678	5,902	6,889	7,745	8,132	10,104
Trading portfolio (w/o loans)	1,523	1,274	1,572	2,130	4,156	3,851
Available-for-sale financial assets	6,911	5,986	6,422	7,378	6,839	6,956
Due from credit institutions*	6,990	7,382	8,181	7,887	7,224	8,710
Intangible assets and property and equipment	403	374	403	490	459	524
Other assets	4,482	4,293	4,788	5,735	5,785	6,217
Total assets/liabilities & shareholders’ equity	25,986	25,209	28,254	31,365	32,595	36,361
Customer deposits*	6,441	6,168	7,256	9,010	9,276	11,399
Marketable debt securities*	907	822	827	648	647	666
Subordinated debt	—	—	—	—	—	—
Insurance liabilities	493	512	678	860	887	1,069
Due to credit institutions*	10,155	10,575	11,019	11,998	12,739	12,237
Other liabilities	5,439	5,085	6,167	6,394	5,992	7,586
Shareholders’ equity	2,552	2,048	2,307	2,455	3,054	3,404
Off-balance-sheet funds	8,545	8,279	9,182	10,019	10,479	12,589
Mutual funds	8,131	7,869	8,713	9,498	9,957	11,986
Pension funds	—	—	—	—	—	—
Managed portfolios	414	411	469	520	522	603
Customer funds under management	16,386	15,781	17,943	20,536	21,289	25,722

Total managed funds	34,531	33,489	37,436	41,384	43,074	48,949

(*).- Includes all stock of concept classified in the balance sheet

Brazil
Million brazilian real
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	1,884	2,174	(290)	(13.35)
Income from companies accounted for by the equity method	2	1	1	156.10
Net fees	979	852	127	14.88
Insurance activity	49	39	10	25.02
Commercial revenue	2,914	3,066	(153)	(4.98)
Gains (losses) on financial transactions	1,101	654	447	68.32
Gross operating income	4,015	3,721	294	7.91
Income from non-financial services (net) and other operating income	3	10	(7)	(67.43)
General administrative expenses	(1,967)	(1,844)	(123)	6.66
Personnel	(1,054)	(1,001)	(52)	5.22
Other administrative expenses	(913)	(843)	(71)	8.38
Depreciation and amortisation	(230)	(187)	(43)	23.04
Net operating income	1,821	1,699	122	7.18
Net loan loss provisions	(178)	(299)	121	(40.57)
Other income	(22)	8	(30)	—
Income before taxes	1,622	1,409	213	15.12

Income from ordinary activity	1,067	1,100	(33)	(2.97)

Net consolidated income	1,067	1,100	(33)	(2.97)

Attributable income to the Group	1,045	1,073	(28)	(2.62)

			Variation

	30.06.05	30.06.04	Amount	%
Balance sheet
Loans and credits*	23,690	18,377	5,313	28.91
Trading portfolio (w/o loans)	9,028	3,967	5,061	127.58
Available-for-sale financial assets	16,308	18,641	(2,333)	(12.51)
Due from credit institutions*	20,421	22,987	(2,566)	(11.16)
Intangible assets and property and equipment	1,227	1,163	64	5.52
Other assets	14,576	13,367	1,209	9.04
Total assets/liabilities & shareholders’ equity	85,251	78,502	6,749	8.60
Customer deposits*	26,726	19,207	7,519	39.15
Marketable debt securities*	1,560	2,559	(999)	(39.03)
Subordinated debt	—	—	—	—
Insurance liabilities	2,506	1,593	912	57.25
Due to credit institutions*	28,691	32,931	(4,240)	(12.87)
Other liabilities	17,786	15,834	1,952	12.33
Shareholders’ equity	7,982	6,378	1,604	25.14
Off-balance-sheet funds	29,515	25,782	3,733	14.48
Mutual funds	28,101	24,503	3,598	14.68
Pension funds	—	—	—	—
Managed portfolios	1,414	1,279	135	10.57
Customer funds under management	60,307	49,141	11,166	22.72

Total managed funds	114,766	104,284	10,482	10.05

(*).- Includes all stock of concept classified in the balance sheet

Brazil
Million brazilian real

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	1,109	1,066	1,045	972	986	898
Income from companies accounted for by the equity method	0	0	1	1	0	2
Net fees	428	425	480	486	476	503
Insurance activity	15	24	29	39	33	15
Commercial revenue	1,551	1,515	1,555	1,498	1,496	1,418
Gains (losses) on financial transactions	317	338	227	370	349	753
Gross operating income	1,868	1,853	1,782	1,869	1,844	2,171
Income from non-financial services (net) and other operating income	3	7	(5)	0	6	(2)
General administrative expenses	(926)	(918)	(920)	(1,078)	(989)	(978)
Personnel	(498)	(503)	(512)	(640)	(546)	(508)
Other administrative expenses	(427)	(415)	(408)	(439)	(444)	(470)
Depreciation and amortisation	(90)	(97)	(102)	(124)	(124)	(106)
Net operating income	855	844	756	667	736	1,085
Net loan loss provisions	(172)	(127)	(204)	(199)	(115)	(63)
Other income	3	5	64	(125)	56	(78)
Income before taxes	687	722	616	343	677	945

Income from ordinary activity	510	590	491	522	481	586

Net consolidated income	510	590	491	522	481	586

Attributable income to the Group	496	578	481	511	471	574

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*	16,522	18,377	19,623	20,570	21,761	23,690
Trading portfolio (w/o loans)	4,432	3,967	4,477	5,658	11,122	9,028
Available-for-sale financial assets	20,111	18,641	18,294	19,596	18,301	16,308
Due from credit institutions*	20,340	22,987	23,304	20,948	19,330	20,421
Intangible assets and property and equipment	1,172	1,163	1,147	1,302	1,228	1,227
Other assets	13,042	13,367	13,638	15,231	15,481	14,576
Total assets/liabilities & shareholders’ equity	75,620	78,502	80,483	83,305	87,224	85,251
Customer deposits*	18,742	19,207	20,670	23,930	24,822	26,726
Marketable debt securities*	2,639	2,559	2,356	1,722	1,732	1,560
Subordinated debt	—	—	—	—	—	—
Insurance liabilities	1,435	1,593	1,930	2,283	2,372	2,506
Due to credit institutions*	29,552	32,931	31,388	31,866	34,090	28,691
Other liabilities	15,826	15,834	17,568	16,984	16,035	17,786
Shareholders’ equity	7,425	6,378	6,571	6,521	8,173	7,982
Off-balance-sheet funds	24,867	25,782	26,154	26,610	28,042	29,515
Mutual funds	23,662	24,503	24,819	25,228	26,646	28,101
Pension funds	—	—	—	—	—	—
Managed portfolios	1,204	1,279	1,335	1,382	1,397	1,414
Customer funds under management	47,683	49,141	51,111	54,545	56,969	60,307

Total managed funds	100,486	104,284	106,637	109,915	115,266	114,766

(*).- Includes all stock of concept classified in the balance sheet

Mexico
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	477	409	68	16.63
Income from companies accounted for by the equity method	0	(0)	0	—
Net fees	223	207	16	7.56
Insurance activity	9	5	4	85.95
Commercial revenue	710	622	88	14.16
Gains (losses) on financial transactions	19	1	19	—
Gross operating income	729	622	107	17.17
Income from non-financial services (net) and other operating income	(32)	(21)	(11)	54.47
General administrative expenses	(363)	(319)	(44)	13.77
Personnel	(182)	(167)	(16)	9.49
Other administrative expenses	(180)	(152)	(28)	18.46
Depreciation and amortisation	(29)	(28)	(1)	2.00
Net operating income	306	255	51	20.07
Net loan loss provisions	(25)	(23)	(1)	6.37
Other income	(9)	6	(15)	—
Income before taxes	272	237	34	14.49

Income from ordinary activity	261	221	40	18.08

Net consolidated income	261	221	40	18.08

Attributable income to the Group	189	161	29	17.81

			Variation

	30.06.05	30.06.04	Amount		%
Balance sheet
Loans and credits*	12,235	9,400	2,835		30.16
Trading portfolio (w/o loans)	14,015	9,507	4,508		47.42
Available-for-sale financial assets	4,831	3,576	1,255		35.11
Due from credit institutions*	7,697	8,599	(902)		(10.49)
Intangible assets and property and equipment	311	299	12		3.89
Other assets	3,429	2,517	912		36.22
Total assets/liabilities & shareholders’ equity	42,518	33,898	8,620		25.43
Customer deposits*	22,283	18,095	4,188		23.15
Marketable debt securities*	1,342	1,319	23		1.73
Subordinated debt	62	—	62		—
Insurance liabilities	54	40	14		36.12
Due to credit institutions*	14,050	10,713	3,336		31.14
Other liabilities	2,811	2,208	603		27.33
Shareholders’ equity	1,915	1,523	393		25.79
Off-balance-sheet funds	8,795	6,533	2,262		34.62
Mutual funds	5,602	3,947	1,654		41.91
Pension funds	3,194	2,586	607		23.49
Managed portfolios	—	—	—		—
Customer funds under management	32,538	25,988	6,550		25.20

Total managed funds	51,313	40,431	10,882		26.92

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	22.09	22.48	(0.39p.	)
Efficiency ratio	49.54	51.04	(1.50p.	)
Efficiency ratio with depreciation and amortisation	53.46	55.55	(2.09p.	)
NPL ratio	0.89	1.27	(0.38p.	)
Coverage ratio	286.56	255.41	31.15p.
Number of employees (direct & indirect)	12,770	12,114	656		5.42
Number of branches	1,013	1,022	(9)		(0.88)

Mexico
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	200	210	232	243	243	235
Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	—
Net fees	94	114	106	106	104	119
Insurance activity	3	2	4	1	2	7
Commercial revenue	297	325	341	351	349	361
Gains (losses) on financial transactions	50	(50)	3	(32)	12	8
Gross operating income	347	275	344	319	361	368
Income from non-financial services (net) and other operating income	(11)	(10)	(13)	(12)	(15)	(16)
General administrative expenses	(167)	(152)	(163)	(177)	(171)	(191)
Personnel	(83)	(83)	(85)	(85)	(87)	(95)
Other administrative expenses	(83)	(69)	(78)	(92)	(84)	(96)
Depreciation and amortisation	(13)	(15)	(15)	(9)	(14)	(15)
Net operating income	157	98	154	120	161	145
Net loan loss provisions	(13)	(10)	(13)	19	(13)	(12)
Other income	4	2	(8)	(10)	(10)	1
Income before taxes	147	90	133	129	138	134

Income from ordinary activity	137	84	122	106	135	126

Net consolidated income	137	84	122	106	135	126

Attributable income to the Group	101	60	88	76	100	90

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*	9,449	9,400	9,797	9,801	10,710	12,235
Trading portfolio (w/o loans)	8,408	9,507	11,069	10,603	11,744	14,015
Available-for-sale financial assets	3,146	3,576	3,670	3,656	4,341	4,831
Due from credit institutions*	7,527	8,599	8,197	9,578	6,528	7,697
Intangible assets and property and equipment	309	299	297	275	284	311
Other assets	2,095	2,517	2,388	2,662	3,281	3,429
Total assets/liabilities & shareholders’ equity	30,933	33,898	35,418	36,576	36,888	42,518
Customer deposits*	18,115	18,095	15,631	16,569	18,543	22,283
Marketable debt securities*	1,803	1,319	2,968	2,081	2,494	1,342
Subordinated debt	—	—	—	18	58	62
Insurance liabilities	39	40	42	42	47	54
Due to credit institutions*	7,358	10,713	13,070	14,428	11,550	14,050
Other liabilities	2,188	2,208	2,228	2,072	2,495	2,811
Shareholders’ equity	1,431	1,523	1,480	1,364	1,701	1,915
Off-balance-sheet funds	6,613	6,533	6,868	6,663	7,414	8,795
Mutual funds	3,947	3,947	4,189	4,072	4,627	5,602
Pension funds	2,667	2,586	2,679	2,591	2,787	3,194
Managed portfolios	—	—	—	—	—	—
Customer funds under management	26,569	25,988	25,509	25,373	28,556	32,538

Total managed funds	37,546	40,431	42,286	43,238	44,303	51,313

(*).- Includes all stock of concept classified in the balance sheet

Mexico
Million dollars
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	613	502	111	22.20
Income from companies accounted for by the equity method	0	(0)	0	—
Net fees	287	254	32	12.69
Insurance activity	12	6	6	94.82
Commercial revenue	912	762	149	19.61
Gains (losses) on financial transactions	25	1	24	—
Gross operating income	937	763	174	22.76
Income from non-financial services (net) and other operating income	(41)	(25)	(16)	61.84
General administrative expenses	(466)	(391)	(75)	19.19
Personnel	(234)	(204)	(30)	14.71
Other administrative expenses	(231)	(186)	(45)	24.11
Depreciation and amortisation	(37)	(34)	(2)	6.87
Net operating income	393	312	81	25.80
Net loan loss provisions	(32)	(29)	(3)	11.44
Other income	(12)	7	(19)	—
Income before taxes	349	291	58	19.96

Income from ordinary activity	335	271	64	23.71

Net consolidated income	335	271	64	23.71

Attributable income to the Group	243	197	46	23.43

			Variation

	30.06.05	30.06.04	Amount	%
Balance sheet
Loans and credits*	14,794	11,425	3,369	29.49
Trading portfolio (w/o loans)	16,947	11,556	5,392	46.66
Available-for-sale financial assets	5,842	4,346	1,496	34.41
Due from credit institutions*	9,308	10,452	(1,145)	(10.95)
Intangible assets and property and equipment	376	363	12	3.35
Other assets	4,147	3,060	1,087	35.51
Total assets/liabilities & shareholders’ equity	51,413	41,203	10,210	24.78
Customer deposits*	26,945	21,995	4,950	22.51
Marketable debt securities*	1,623	1,604	19	1.21
Subordinated debt	76	—	76	—
Insurance liabilities	66	49	17	35.42
Due to credit institutions*	16,989	13,022	3,967	30.46
Other liabilities	3,399	2,683	716	26.67
Shareholders’ equity	2,316	1,851	465	25.14
Off-balance-sheet funds	10,635	7,941	2,694	33.92
Mutual funds	6,773	4,798	1,976	41.18
Pension funds	3,862	3,144	718	22.85
Managed portfolios	—	—	—	—
Customer funds under management	39,344	31,588	7,756	24.55

Total managed funds	62,048	49,144	12,904	26.26

(*).- Includes all stock of concept classified in the balance sheet

Mexico
Million dollars
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	249	253	283	312	318	295
Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	(0)
Net fees	117	137	129	137	137	150
Insurance activity	4	2	5	2	3	9
Commercial revenue	371	392	417	451	458	454
Gains (losses) on financial transactions	63	(62)	4	(40)	15	10
Gross operating income	433	330	421	411	473	464
Income from non-financial services (net) and other operating income	(13)	(12)	(15)	(16)	(20)	(21)
General administrative expenses	(208)	(183)	(199)	(227)	(224)	(241)
Personnel	(104)	(100)	(103)	(109)	(114)	(120)
Other administrative expenses	(104)	(83)	(96)	(118)	(110)	(122)
Depreciation and amortisation	(17)	(18)	(18)	(12)	(18)	(19)
Net operating income	196	117	188	156	211	182
Net loan loss provisions	(17)	(12)	(16)	23	(16)	(16)
Other income	5	3	(9)	(12)	(13)	1
Income before taxes	184	107	163	166	181	168

Income from ordinary activity	171	100	149	138	176	159

Net consolidated income	171	100	149	138	176	159

Attributable income to the Group	126	71	107	98	131	113

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*	11,550	11,425	12,158	13,350	13,885	14,794
Trading portfolio (w/o loans)	10,278	11,556	13,736	14,443	15,225	16,947
Available-for-sale financial assets	3,846	4,346	4,554	4,980	5,627	5,842
Due from credit institutions*	9,201	10,452	10,172	13,046	8,463	9,308
Intangible assets and property and equipment	377	363	368	374	368	376
Other assets	2,560	3,060	2,963	3,626	4,254	4,147
Total assets/liabilities & shareholders’ equity	37,812	41,203	43,950	49,820	47,822	51,413
Customer deposits*	22,144	21,995	19,397	22,569	24,040	26,945
Marketable debt securities*	2,204	1,604	3,682	2,834	3,234	1,623
Subordinated debt	—	—	—	25	75	76
Insurance liabilities	47	49	53	58	61	66
Due to credit institutions*	8,994	13,022	16,218	19,653	14,973	16,989
Other liabilities	2,675	2,683	2,764	2,823	3,235	3,399
Shareholders’ equity	1,749	1,851	1,836	1,858	2,206	2,316
Off-balance-sheet funds	8,084	7,941	8,522	9,075	9,612	10,635
Mutual funds	4,824	4,798	5,198	5,546	5,999	6,773
Pension funds	3,260	3,144	3,324	3,529	3,613	3,862
Managed portfolios	—	—	—	—	—	—
Customer funds under management	32,478	31,588	31,654	34,561	37,020	39,344

Total managed funds	45,896	49,144	52,472	58,895	57,434	62,048

(*).- Includes all stock of concept classified in the balance sheet

Mexico
Million new mexican peso
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	6,788	5,618	1,171	20.84
Income from companies accounted for by the equity method	0	(0)	0	—
Net fees	3,172	2,846	325	11.44
Insurance activity	131	68	63	92.65
Commercial revenue	10,091	8,532	1,559	18.28
Gains (losses) on financial transactions	275	7	267	—
Gross operating income	10,366	8,539	1,827	21.39
Income from non-financial services (net) and other operating income	(454)	(284)	(170)	60.04
General administrative expenses	(5,155)	(4,374)	(781)	17.87
Personnel	(2,594)	(2,287)	(307)	13.43
Other administrative expenses	(2,561)	(2,087)	(474)	22.73
Depreciation and amortisation	(407)	(385)	(22)	5.68
Net operating income	4,350	3,497	853	24.39
Net loan loss provisions	(354)	(322)	(33)	10.20
Other income	(132)	82	(214)	—
Income before taxes	3,863	3,257	606	18.62

Income from ordinary activity	3,709	3,032	677	22.33

Net consolidated income	3,709	3,032	677	22.33

Attributable income to the Group	2,694	2,207	487	22.05

			Variation

	30.06.05	30.06.04	Amount	%
Balance sheet
Loans and credits*	159,236	132,259	26,977	20.40
Trading portfolio (w/o loans)	182,410	133,767	48,643	36.36
Available-for-sale financial assets	62,877	50,311	12,566	24.98
Due from credit institutions*	100,184	120,996	(20,811)	(17.20)
Intangible assets and property and equipment	4,043	4,208	(164)	(3.91)
Other assets	44,632	35,422	9,210	26.00
Total assets/liabilities & shareholders’ equity	553,383	476,962	76,421	16.02
Customer deposits*	290,021	254,609	35,412	13.91
Marketable debt securities*	17,470	18,565	(1,095)	(5.90)
Subordinated debt	813	—	813	—
Insurance liabilities	708	562	146	25.91
Due to credit institutions*	182,858	150,740	32,118	21.31
Other liabilities	36,587	31,064	5,523	17.78
Shareholders’ equity	24,926	21,423	3,504	16.36
Off-balance-sheet funds	114,473	91,930	22,543	24.52
Mutual funds	72,905	55,538	17,367	31.27
Pension funds	41,568	36,391	5,176	14.22
Managed portfolios	—	—	—	—
Customer funds under management	423,484	365,665	57,819	15.81

Total managed funds	667,855	568,892	98,964	17.40

(*).- Includes all stock of concept classified in the balance sheet

Mexico
Million new mexican peso
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	2,742	2,876	3,237	3,533	3,560	3,228
Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	(0)
Net fees	1,288	1,558	1,476	1,552	1,528	1,643
Insurance activity	44	24	55	19	30	101
Commercial revenue	4,073	4,459	4,768	5,104	5,119	4,972
Gains (losses) on financial transactions	691	(684)	44	(449)	171	104
Gross operating income	4,765	3,775	4,812	4,655	5,290	5,076
Income from non-financial services (net) and other operating income	(146)	(138)	(175)	(181)	(227)	(228)
General administrative expenses	(2,287)	(2,087)	(2,281)	(2,574)	(2,509)	(2,647)
Personnel	(1,145)	(1,142)	(1,183)	(1,235)	(1,280)	(1,314)
Other administrative expenses	(1,142)	(945)	(1,098)	(1,340)	(1,229)	(1,332)
Depreciation and amortisation	(183)	(202)	(208)	(138)	(199)	(208)
Net operating income	2,150	1,347	2,149	1,762	2,356	1,993
Net loan loss provisions	(183)	(138)	(182)	258	(183)	(171)
Other income	52	30	(106)	(138)	(148)	16
Income before taxes	2,018	1,239	1,860	1,882	2,025	1,839

Income from ordinary activity	1,880	1,152	1,706	1,557	1,972	1,737

Net consolidated income	1,880	1,152	1,706	1,557	1,972	1,737

Attributable income to the Group	1,390	817	1,224	1,113	1,462	1,232

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*	129,084	132,259	138,403	149,252	155,519	159,236
Trading portfolio (w/o loans)	114,862	133,767	156,366	161,465	170,533	182,410
Available-for-sale financial assets	42,979	50,311	51,839	55,680	63,030	62,877
Due from credit institutions*	102,834	120,996	115,795	145,846	94,795	100,184
Intangible assets and property and equipment	4,218	4,208	4,192	4,187	4,119	4,043
Other assets	28,615	35,422	33,736	40,543	47,649	44,632
Total assets/liabilities & shareholders’ equity	422,592	476,962	500,330	556,972	535,644	553,383
Customer deposits*	247,478	254,609	220,813	252,316	269,263	290,021
Marketable debt securities*	24,626	18,565	41,920	31,682	36,221	17,470
Subordinated debt	—	—	—	279	837	813
Insurance liabilities	528	562	598	643	678	708
Due to credit institutions*	100,519	150,740	184,626	219,715	167,709	182,858
Other liabilities	29,895	31,064	31,469	31,560	36,230	36,587
Shareholders’ equity	19,546	21,423	20,904	20,777	24,706	24,926
Off-balance-sheet funds	90,346	91,930	97,015	101,458	107,658	114,473
Mutual funds	53,916	55,538	59,172	62,002	67,189	72,905
Pension funds	36,430	36,391	37,843	39,456	40,468	41,568
Managed portfolios	—	—	—	—	—	—
Customer funds under management	362,978	365,665	360,347	386,378	414,657	423,484

Total managed funds	512,938	568,892	597,345	658,430	643,302	667,855

(*).- Includes all stock of concept classified in the balance sheet

Chile
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	337	286	50	17.60
Income from companies accounted for by the equity method	0	0	0	34.54
Net fees	114	102	12	11.59
Insurance activity	10	8	2	28.10
Commercial revenue	461	397	65	16.27
Gains (losses) on financial transactions	42	39	4	9.62
Gross operating income	504	435	68	15.68
Income from non-financial services (net) and other operating income	(1)	(3)	2	(63.87)
General administrative expenses	(204)	(198)	(6)	2.82
Personnel	(125)	(119)	(6)	5.29
Other administrative expenses	(79)	(79)	1	(0.88)
Depreciation and amortisation	(22)	(31)	9	(28.83)
Net operating income	276	203	73	36.15
Net loan loss provisions	(38)	(45)	7	(16.06)
Other income	(19)	(11)	(8)	77.32
Income before taxes	219	147	72	49.17

Income from ordinary activity	180	123	57	45.97

Net consolidated income	180	127	53	42.01

Attributable income to the Group	157	107	49	45.80

			Variation

30.06.05

30.06.04

Amount

%

Balance sheet
Loans and credits*	12,077	9,574	2,503		26.14
Trading portfolio (w/o loans)	1,609	1,226	383		31.24
Available-for-sale financial assets	1,177	1,292	(116)		(8.95)
Due from credit institutions*	2,311	1,448	863		59.61
Intangible assets and property and equipment	285	268	17		6.50
Other assets	2,548	1,298	1,249		96.24
Total assets/liabilities & shareholders’ equity	20,006	15,106	4,900		32.44
Customer deposits*	11,363	8,214	3,149		38.34
Marketable debt securities*	1,518	1,752	(234)		(13.37)
Subordinated debt	777	517	260		50.37
Insurance liabilities	35	24	11		45.40
Due to credit institutions*	3,718	2,738	980		35.78
Other liabilities	1,309	739	570		77.22
Shareholders’ equity	1,287	1,123	164		14.57
Off-balance-sheet funds	8,155	6,540	1,615		24.70
Mutual funds	2,193	1,938	254		13.12
Pension funds	5,963	4,601	1,361		29.58
Managed portfolios	—	—	—		—
Customer funds under management	21,848	17,047	4,801		28.17

Total managed funds	28,161	21,646	6,515		30.10

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	24.17	17.02	7.15p.
Efficiency ratio	40.52	45.59	(5.07p.	)
Efficiency ratio with depreciation and amortisation	44.96	52.79	(7.83p.	)
NPL ratio	2.98	3.66	(0.68p.	)
Coverage ratio	141.12	114.41	26.71p.
Number of employees (direct & indirect)	11,084	10,665	419		3.93
Number of branches	351	371	(20)		(5.39)

Chile
Million euros

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	127	159	157	166	138	199
Income from companies accounted for by the equity method	(0)	0	0	(0)	0	0
Net fees	50	52	53	60	55	59
Insurance activity	4	4	5	5	4	5
Commercial revenue	181	215	216	231	198	264
Gains (losses) on financial transactions	30	8	16	3	34	8
Gross operating income	212	224	232	233	232	272
Income from non-financial services (net) and other operating income	(1)	(1)	(2)	(1)	(0)	(1)
General administrative expenses	(98)	(100)	(103)	(77)	(98)	(106)
Personnel	(58)	(61)	(61)	(55)	(57)	(68)
Other administrative expenses	(40)	(40)	(42)	(22)	(41)	(38)
Depreciation and amortisation	(15)	(16)	(14)	(14)	(11)	(11)
Net operating income	97	106	114	142	123	154
Net loan loss provisions	(14)	(31)	(14)	(17)	(21)	(17)
Other income	(9)	(2)	(6)	(41)	(2)	(17)
Income before taxes	74	73	93	84	99	120

Income from ordinary activity	59	64	75	68	81	99

Net consolidated income	61	65	77	74	81	99

Attributable income to the Group	52	55	66	59	71	86

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*	9,355	9,574	10,034	9,985	10,539	12,077
Trading portfolio (w/o loans)	1,496	1,226	1,438	1,541	1,238	1,609
Available-for-sale financial assets	1,538	1,292	1,022	1,262	1,325	1,177
Due from credit institutions*	1,743	1,448	1,824	1,723	2,412	2,311
Intangible assets and property and equipment	272	268	274	266	257	285
Other assets	1,642	1,298	1,502	1,748	1,639	2,548
Total assets/liabilities & shareholders’ equity	16,046	15,106	16,095	16,525	17,409	20,006
Customer deposits*	8,889	8,214	8,976	9,171	9,658	11,363
Marketable debt securities*	1,898	1,752	1,685	1,774	1,605	1,518
Subordinated debt	517	517	532	691	718	777
Insurance liabilities	23	24	26	27	30	35
Due to credit institutions*	2,764	2,738	2,916	2,821	3,162	3,718
Other liabilities	587	739	797	885	847	1,309
Shareholders’ equity	1,368	1,123	1,163	1,156	1,390	1,287
Off-balance-sheet funds	6,424	6,540	7,085	7,012	7,165	8,155
Mutual funds	1,801	1,938	2,168	1,921	1,926	2,193
Pension funds	4,623	4,601	4,917	5,091	5,239	5,963
Managed portfolios	—	—	—	—	—	—
Customer funds under management	17,751	17,047	18,305	18,675	19,175	21,848

Total managed funds	22,470	21,646	23,181	23,537	24,575	28,161

(*).- Includes all stock of concept classified in the balance sheet

Chile
Million dollars
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	433	351	82	23.21
Income from companies accounted for by the equity method	1	0	0	40.96
Net fees	147	126	21	16.92
Insurance activity	13	9	3	34.22
Commercial revenue	593	487	106	21.82
Gains (losses) on financial transactions	54	47	7	14.85
Gross operating income	647	534	113	21.20
Income from non-financial services (net) and other operating income	(1)	(3)	2	(62.15)
General administrative expenses	(262)	(243)	(19)	7.72
Personnel	(161)	(146)	(15)	10.31
Other administrative expenses	(101)	(97)	(4)	3.85
Depreciation and amortisation	(29)	(38)	10	(25.44)
Net operating income	355	249	106	42.65
Net loan loss provisions	(49)	(55)	7	(12.05)
Other income	(25)	(13)	(11)	85.78
Income before taxes	281	180	101	56.29

Income from ordinary activity	231	151	80	52.94

Net consolidated income	231	156	76	48.79

Attributable income to the Group	201	132	69	52.76

			Variation

	30.06.05	30.06.04	Amount	%
Balance sheet
Loans and credits*	14,603	11,638	2,966	25.48
Trading portfolio (w/o loans)	1,945	1,490	455	30.56
Available-for-sale financial assets	1,423	1,571	(148)	(9.42)
Due from credit institutions*	2,795	1,760	1,035	58.78
Intangible assets and property and equipment	345	325	19	5.94
Other assets	3,081	1,578	1,503	95.22
Total assets/liabilities & shareholders’ equity	24,192	18,362	5,830	31.75
Customer deposits*	13,740	9,984	3,756	37.62
Marketable debt securities*	1,835	2,129	(294)	(13.82)
Subordinated debt	940	628	312	49.60
Insurance liabilities	42	29	13	44.65
Due to credit institutions*	4,495	3,328	1,167	35.08
Other liabilities	1,583	898	685	76.30
Shareholders’ equity	1,556	1,365	191	13.97
Off-balance-sheet funds	9,861	7,949	1,912	24.05
Mutual funds	2,651	2,356	295	12.54
Pension funds	7,210	5,593	1,617	28.91
Managed portfolios	—	—	—	—
Customer funds under management	26,419	20,720	5,699	27.50

Total managed funds	34,053	26,311	7,742	29.42

(*).- Includes all stock of concept classified in the balance sheet

Chile
Million dollars

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	159	192	192	213	181	252
Income from companies accounted for by the equity method	(0)	0	1	(0)	0	0
Net fees	63	63	65	77	72	75
Insurance activity	5	5	6	6	6	7
Commercial revenue	226	260	264	296	259	334
Gains (losses) on financial transactions	38	9	20	4	45	10
Gross operating income	264	269	284	301	304	343
Income from non-financial services (net) and other operating income	(2)	(1)	(2)	(1)	(0)	(1)
General administrative expenses	(123)	(121)	(126)	(100)	(128)	(134)
Personnel	(73)	(73)	(75)	(71)	(75)	(86)
Other administrative expenses	(50)	(48)	(51)	(29)	(54)	(48)
Depreciation and amortisation	(19)	(19)	(17)	(18)	(14)	(14)
Net operating income	121	128	139	182	161	194
Net loan loss provisions	(17)	(38)	(17)	(22)	(27)	(21)
Other income	(11)	(2)	(7)	(52)	(3)	(22)
Income before taxes	92	88	114	108	130	151

Income from ordinary activity	74	77	92	88	106	126

Net consolidated income	77	79	94	96	106	126

Attributable income to the Group	65	67	81	77	93	109

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*	11,436	11,638	12,452	13,601	13,662	14,603
Trading portfolio (w/o loans)	1,828	1,490	1,785	2,099	1,605	1,945
Available-for-sale financial assets	1,880	1,571	1,268	1,719	1,718	1,423
Due from credit institutions*	2,131	1,760	2,264	2,347	3,127	2,795
Intangible assets and property and equipment	332	325	340	362	333	345
Other assets	2,008	1,578	1,864	2,381	2,125	3,081
Total assets/liabilities & shareholders’ equity	19,615	18,362	19,973	22,509	22,569	24,192
Customer deposits*	10,866	9,984	11,139	12,491	12,520	13,740
Marketable debt securities*	2,320	2,129	2,091	2,417	2,080	1,835
Subordinated debt	632	628	661	941	930	940
Insurance liabilities	28	29	32	37	39	42
Due to credit institutions*	3,379	3,328	3,618	3,843	4,099	4,495
Other liabilities	718	898	988	1,206	1,098	1,583
Shareholders’ equity	1,672	1,365	1,444	1,574	1,802	1,556
Off-balance-sheet funds	7,853	7,949	8,792	9,551	9,289	9,861
Mutual funds	2,202	2,356	2,691	2,616	2,497	2,651
Pension funds	5,651	5,593	6,102	6,934	6,792	7,210
Managed portfolios	—	—	—	—	—	—
Customer funds under management	21,698	20,720	22,715	25,437	24,859	26,419

Total managed funds	27,468	26,311	28,765	32,060	31,858	34,053

(*).- Includes all stock of concept classified in the balance sheet

Chile
Million chilean peso
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	250,893	213,704	37,188	17.40
Income from companies accounted for by the equity method	305	227	78	34.31
Net fees	85,072	76,363	8,709	11.40
Insurance activity	7,354	5,750	1,604	27.89
Commercial revenue	343,623	296,044	47,579	16.07
Gains (losses) on financial transactions	31,478	28,764	2,714	9.44
Gross operating income	375,101	324,808	50,293	15.48
Income from non-financial services (net) and other operating income	(696)	(1,931)	1,234	(63.93)
General administrative expenses	(151,986)	(148,070)	(3,916)	2.64
Personnel	(93,312)	(88,776)	(4,536)	5.11
Other administrative expenses	(58,674)	(59,295)	620	(1.05)
Depreciation and amortisation	(16,633)	(23,411)	6,778	(28.95)
Net operating income	205,785	151,396	54,390	35.93
Net loan loss provisions	(28,257)	(33,719)	5,462	(16.20)
Other income	(14,388)	(8,128)	(6,260)	77.02
Income before taxes	163,140	109,549	53,592	48.92

Income from ordinary activity	134,201	92,092	42,108	45.72

Net consolidated income	134,201	94,659	39,542	41.77

Attributable income to the Group	116,595	80,104	36,491	45.56

			Variation

	30.06.05	30.06.04	Amount	%
Balance sheet
Loans and credits*	8,462,628	7,384,022	1,078,606	14.61
Trading portfolio (w/o loans)	1,127,249	945,377	181,872	19.24
Available-for-sale financial assets	824,659	996,818	(172,159)	(17.27)
Due from credit institutions*	1,619,600	1,116,814	502,785	45.02
Intangible assets and property and equipment	199,641	206,327	(6,686)	(3.24)
Other assets	1,785,218	1,001,243	783,975	78.30
Total assets/liabilities & shareholders’ equity	14,018,995	11,650,602	2,368,393	20.33
Customer deposits*	7,962,494	6,335,033	1,627,460	25.69
Marketable debt securities*	1,063,405	1,351,035	(287,630)	(21.29)
Subordinated debt	544,780	398,733	146,047	36.63
Insurance liabilities	24,365	18,443	5,922	32.11
Due to credit institutions*	2,605,076	2,111,591	493,485	23.37
Other liabilities	917,363	569,714	347,650	61.02
Shareholders’ equity	901,513	866,053	35,459	4.09
Off-balance-sheet funds	5,714,556	5,043,684	670,871	13.30
Mutual funds	1,536,433	1,494,865	41,568	2.78
Pension funds	4,178,122	3,548,819	629,303	17.73
Managed portfolios	—	—	—	—
Customer funds under management	15,309,599	13,146,929	2,162,670	16.45

Total managed funds	19,733,551	16,694,286	3,039,265	18.21

(*).- Includes all stock of concept classified in the balance sheet

Chile
Million chilean peso
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	93,579	120,126	120,317	126,989	104,489	146,404
Income from companies accounted for by the equity method	(14)	241	352	(224)	212	93
Net fees	36,853	39,510	41,000	46,225	41,761	43,311
Insurance activity	2,807	2,943	3,901	3,812	3,389	3,965
Commercial revenue	133,225	162,820	165,570	176,801	149,851	193,772
Gains (losses) on financial transactions	22,369	6,395	12,585	2,145	25,820	5,658
Gross operating income	155,594	169,214	178,155	178,946	175,671	199,430
Income from non-financial services (net) and other operating income	(1,052)	(879)	(1,158)	(453)	(30)	(667)
General administrative expenses	(72,263)	(75,807)	(78,908)	(59,053)	(74,193)	(77,793)
Personnel	(42,940)	(45,836)	(46,970)	(42,295)	(43,186)	(50,126)
Other administrative expenses	(29,323)	(29,971)	(31,938)	(16,758)	(31,007)	(27,667)
Depreciation and amortisation	(11,325)	(12,086)	(10,943)	(10,633)	(8,375)	(8,258)
Net operating income	70,954	80,442	87,147	108,807	93,073	112,712
Net loan loss provisions	(10,145)	(23,574)	(11,072)	(13,281)	(15,765)	(12,492)
Other income	(6,636)	(1,492)	(4,602)	(31,410)	(1,843)	(12,545)
Income before taxes	54,174	55,375	71,473	64,116	75,465	87,675

Income from ordinary activity	43,471	48,621	57,498	52,239	61,223	72,978

Net consolidated income	45,119	49,539	59,101	56,940	61,223	72,978

Attributable income to the Group	38,116	41,988	50,422	45,583	53,580	63,015

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*	7,044,541	7,384,022	7,548,805	7,585,837	8,019,724	8,462,628
Trading portfolio (w/o loans)	1,126,162	945,377	1,082,126	1,170,554	942,293	1,127,249
Available-for-sale financial assets	1,157,843	996,818	768,974	959,038	1,008,181	824,659
Due from credit institutions*	1,312,541	1,116,814	1,372,517	1,309,248	1,835,677	1,619,600
Intangible assets and property and equipment	204,684	206,327	205,882	201,857	195,243	199,641
Other assets	1,236,791	1,001,243	1,130,166	1,327,831	1,247,144	1,785,218
Total assets/liabilities & shareholders’ equity	12,082,562	11,650,602	12,108,471	12,554,365	13,248,263	14,018,995
Customer deposits*	6,693,277	6,335,033	6,752,774	6,967,078	7,349,417	7,962,494
Marketable debt securities*	1,429,093	1,351,035	1,267,674	1,347,958	1,221,174	1,063,405
Subordinated debt	389,516	398,733	400,442	525,018	546,030	544,780
Insurance liabilities	16,963	18,443	19,545	20,726	22,952	24,365
Due to credit institutions*	2,081,634	2,111,591	2,193,551	2,143,192	2,406,387	2,605,076
Other liabilities	442,086	569,714	599,221	672,372	644,250	917,363
Shareholders’ equity	1,029,993	866,053	875,263	878,021	1,058,053	901,513
Off-balance-sheet funds	4,837,359	5,043,684	5,330,395	5,326,885	5,452,675	5,714,556
Mutual funds	1,356,352	1,494,865	1,631,203	1,459,179	1,465,991	1,536,433
Pension funds	3,481,007	3,548,819	3,699,192	3,867,705	3,986,684	4,178,122
Managed portfolios	—	—	—	—	—	—
Customer funds under management	13,366,208	13,146,929	13,770,830	14,187,665	14,592,248	15,309,599

Total managed funds	16,919,921	16,694,286	17,438,866	17,881,250	18,700,938	19,733,551

(*).- Includes all stock of concept classified in the balance sheet

Financial Management and Equity Stakes
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income (w/o dividends)	(428)	(355)	(73)	20.57
Dividends	94	167	(74)	(44.11)
Net interest income	(334)	(187)	(147)	78.35
Income from companies accounted for by the equity method	315	187	127	68.08
Net fees	(19)	(11)	(8)	69.06
Insurance activity	(2)	(2)	—	—
Commercial revenue	(40)	(13)	(27)	205.91
Gains (losses) on financial transactions	(100)	179	(279)	—
Gross operating income	(141)	166	(307)	—
Income from non-financial services (net) and other operating income	(2)	(8)	6	(74.20)
General administrative expenses	(166)	(148)	(18)	12.52
Personnel	(86)	(75)	(11)	14.09
Other administrative expenses	(80)	(72)	(8)	10.89
Depreciation and amortisation	(14)	(18)	4	(19.85)
Net operating income	(323)	(8)	(316)	—
Net loan loss provisions	(38)	(20)	(18)	88.87
Other results	(189)	(122)	(66)	54.00
Income before taxes [ordinary]	(550)	(150)	(399)	266.19

Net income from ordinary activity	(148)	48	(196)	—

Net consolidated income [ordinary]	(148)	48	(196)	—

Attributable income to the Group [ordinary]	(224)	4	(228)	—

Attributable income to the Group (including extraordinaries)	(224)	363	(587)	—

			Variation

	30.06.05	30.06.04	Amount	%
Balance sheet
Trading portfolio (w/o loans)	1,132	1,591	(459)	(28.88)
Available-for-sale financial assets	21,318	34,440	(13,122)	(38.10)
Investments	3,796	3,375	421	12.47
Goodwill	15,858	4,838	11,020	227.78
Liquidity lent to the Group	38,852	27,490	11,362	41.33
Capital assigned to Group areas	23,667	17,656	6,012	34.05
Other assets	29,317	13,996	15,321	109.47
Total assets/liabilities & shareholders’ equity	133,940	103,385	30,555	29.55
Customer deposits*	5,921	7,967	(2,046)	(25.68)
Marketable debt securities*	41,030	26,224	14,806	56.46
Subordinated debt	9,857	9,976	(119)	(1.19)
Preferred securities	4,457	3,375	1,082	32.07
Other liabilities	40,564	38,011	2,553	6.72
Group capital and reserves	32,111	17,832	14,278	80.07
Off-balance-sheet funds	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Customer funds under management	56,808	44,167	12,641	28.62

Total managed funds	133,940	103,385	30,555	29.55

(*).- Includes all stock of concept classified in the balance sheet

Resources
Number of employees (direct & indirect)	1,635	1,406	229	16.29

Financial Management and Equity Stakes
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income (w/o dividends)	(172.0)	(182.8)	(202.2)	(199.0)	(196.1)	(231.7)
Dividends	20.1	147.3	54.7	11.0	5.3	88.3
Net interest income	(152)	(36)	(148)	(188)	(191)	(143)
Income from companies accounted for by the equity method	110	77	124	101	133	181
Net fees	(8)	(4)	(10)	10	(19)	(0)
Insurance activity	(1)	(1)	(1)	(1)	(1)	(1)
Commercial revenue	(50)	37	(35)	(78)	(77)	37
Gains (losses) on financial transactions	71	108	85	(26)	(7)	(93)
Gross operating income	20	145	50	(104)	(85)	(56)
Income from non-financial services (net) and other operating income	(5)	(4)	(6)	(3)	(0)	(2)
General administrative expenses	(68)	(79)	(68)	(84)	(92)	(74)
Personnel	(34)	(41)	(44)	(73)	(51)	(35)
Other administrative expenses	(34)	(38)	(24)	(11)	(42)	(39)
Depreciation and amortisation	(8)	(10)	(9)	(12)	(12)	(2)
Net operating income	(60)	53	(32)	(203)	(189)	(134)
Net loan loss provisions	3	(23)	(45)	30	13	(51)
Other results	(80)	(42)	40	(142)	(129)	(60)
Income before taxes [ordinary]	(138)	(12)	(37)	(315)	(305)	(245)

Net income from ordinary activity	(23)	70	56	(41)	(111)	(37)

Net consolidated income [ordinary]	(23)	70	56	(41)	(111)	(37)

Attributable income to the Group [ordinary]	(52)	56	34	(62)	(142)	(81)

Attributable income to the Group (including extraordinaries)	(52)	415	506	(894)	(142)	(81)

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Trading portfolio (w/o loans)	1,444	1,591	1,555	1,041	1,512	1,132
Available-for-sale financial assets	32,689	34,440	26,568	21,417	17,125	21,318
Investments	3,402	3,375	3,430	3,529	3,640	3,796
Goodwill	4,823	4,838	4,988	15,025	15,369	15,858
Liquidity lent to the Group	33,365	27,490	30,430	29,911	38,105	38,852
Capital assigned to Group areas	18,429	17,656	18,111	20,279	24,279	23,667
Other assets	17,976	13,996	21,016	19,240	23,287	29,317
Total assets/liabilities & shareholders’ equity	112,128	103,385	106,097	110,442	123,317	133,940
Customer deposits*	10,613	7,967	10,080	6,357	5,866	5,921
Marketable debt securities*	26,366	26,224	26,770	29,355	35,219	41,030
Subordinated debt	10,492	9,976	10,969	11,096	10,774	9,857
Preferred securities	3,653	3,375	3,791	3,985	3,370	4,457
Other liabilities	41,698	38,011	36,920	29,307	34,099	40,564
Group capital and reserves	19,306	17,832	17,566	30,342	33,990	32,111
Off-balance-sheet funds	—	—	—	—	—	—
Mutual funds	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Customer funds under management	47,471	44,167	47,820	46,808	51,858	56,808

Total managed funds	112,128	103,385	106,097	110,442	123,317	133,940

(*).- Includes all stock of concept classified in the balance sheet

Spain
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	1,867	1,742	125	7.19
Income from companies accounted for by the equity method	10	18	(8)	(44.91)
Net fees	1,303	1,230	72	5.88
Insurance activity	49	34	15	45.87
Commercial revenue	3,228	3,023	205	6.77
Gains (losses) on financial transactions	285	182	104	57.12
Gross operating income	3,514	3,205	309	9.63
Income from non-financial services (net) and other operating income	127	118	9	7.89
General administrative expenses	(1,396)	(1,363)	(32)	2.38
Personnel	(1,010)	(985)	(25)	2.53
Other administrative expenses	(386)	(378)	(7)	1.98
Depreciation and amortisation	(197)	(204)	7	(3.53)
Net operating income	2,048	1,756	293	16.67
Net loan loss provisions	(237)	(423)	187	(44.07)
Other income	(22)	1	(23)	—
Income before taxes	1,789	1,333	456	34.18

Income from ordinary activity	1,281	937	344	36.73

Net consolidated income	1,281	937	344	36.73

Attributable income to the Group	1,213	880	333	37.78

			Variation

	30.06.05	30.06.04	Amount		%
Balance sheet
Loans and credits*	144,131	123,783	20,348		16.44
Trading portfolio (w/o loans)	25,525	15,243	10,282		67.45
Available-for-sale financial assets	10,263	9,057	1,206		13.31
Due from credit institutions*	43,887	31,493	12,393		39.35
Intangible assets and property and equipment	3,497	3,327	171		5.14
Other assets	13,356	12,686	670		5.28
Total assets/liabilities & shareholders’ equity	240,660	195,589	45,070		23.04
Customer deposits*	95,335	91,994	3,340		3.63
Marketable debt securities*	18,162	9,584	8,578		89.50
Subordinated debt	1,825	1,272	552		43.40
Insurance liabilities	4,285	3,924	361		9.20
Due to credit institutions*	41,136	34,853	6,283		18.03
Other liabilities	69,233	44,772	24,462		54.64
Shareholders’ equity	10,685	9,190	1,494		16.26
Off-balance-sheet funds	85,000	80,017	4,984		6.23
Mutual funds	73,432	70,546	2,885		4.09
Pension funds	7,611	6,731	881		13.08
Managed portfolios	3,957	2,740	1,218		44.45
Customer funds under management	204,606	186,791	17,815		9.54

Total managed funds	325,660	275,606	50,054		18.16

(*).- Includes all stock of concept classified in the balance sheet

Ratios (%) and other data
ROE	23.50	19.32	4.18p.
Efficiency ratio	37.48	40.07	(2.59p.	)
Efficiency ratio with depreciation and amortisation	42.88	46.22	(3.34p.	)
NPL ratio	0.59	0.67	(0.08p.	)
Coverage ratio	302.44	237.55	64.89p.
Number of employees (direct & indirect)	32,160	33,718	(1,558)		(4.62)
Number of branches	4,416	4,389	27		0.62

Spain
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	874	868	879	897	913	953
Income from companies accounted for by the equity method	14	4	7	8	5	4
Net fees	601	629	606	626	640	663
Insurance activity	12	21	19	18	26	23
Commercial revenue	1,501	1,523	1,511	1,550	1,584	1,644
Gains (losses) on financial transactions	33	148	65	116	133	153
Gross operating income	1,534	1,671	1,576	1,666	1,717	1,797
Income from non-financial services (net) and other operating income	55	63	49	49	67	60
General administrative expenses	(680)	(684)	(685)	(705)	(694)	(701)
Personnel	(492)	(493)	(495)	(511)	(502)	(508)
Other administrative expenses	(187)	(191)	(190)	(195)	(192)	(194)
Depreciation and amortisation	(102)	(103)	(101)	(108)	(95)	(102)
Net operating income	808	948	840	902	994	1,054
Net loan loss provisions	(178)	(245)	(224)	(238)	(109)	(128)
Other income	(14)	15	(12)	(43)	(6)	(16)
Income before taxes	616	718	604	621	879	910

Income from ordinary activity	432	505	433	431	629	652

Net consolidated income	432	505	433	431	629	652

Attributable income to the Group	405	475	414	405	596	617

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Balance sheet
Loans and credits*	119,226	123,783	127,539	132,144	135,999	144,131
Trading portfolio (w/o loans)	16,495	15,243	13,160	15,174	17,639	25,525
Available-for-sale financial assets	9,576	9,057	8,664	8,690	9,350	10,263
Due from credit institutions*	28,470	31,493	37,480	41,095	48,068	43,887
Intangible assets and property and equipment	3,428	3,327	3,310	3,394	3,463	3,497
Other assets	16,384	12,686	14,250	17,843	17,368	13,356
Total assets/liabilities & shareholders’ equity	193,578	195,589	204,404	218,340	231,887	240,660
Customer deposits*	89,302	91,994	90,567	97,388	99,209	95,335
Marketable debt securities*	9,890	9,584	11,554	13,897	17,196	18,162
Subordinated debt	1,271	1,272	1,267	1,243	1,116	1,825
Insurance liabilities	6,925	3,924	4,005	4,034	4,248	4,285
Due to credit institutions*	28,614	34,853	38,860	41,638	39,488	41,136
Other liabilities	48,210	44,772	48,858	50,582	59,980	69,233
Shareholders’ equity	9,367	9,190	9,293	9,559	10,651	10,685
Off-balance-sheet funds	77,287	80,017	80,136	83,176	82,403	85,000
Mutual funds	67,895	70,546	70,203	72,271	71,243	73,432
Pension funds	6,717	6,731	6,781	7,333	7,429	7,611
Managed portfolios	2,676	2,740	3,151	3,572	3,731	3,957
Customer funds under management	184,675	186,791	187,528	199,737	204,172	204,606

Total managed funds	270,865	275,606	284,539	301,516	314,290	325,660

(*).- Includes all stock of concept classified in the balance sheet

Retail Banking
Million euros
	Jan.-Jun. 05		Jan.-Jun. 04	Variation w/o Abbey		Variation with Abbey

	with Abbey	w/o Abbey		Amount	%	Amount	%
Income statement
Net interest income	5,113	4,178	3,684	494	13.42	1,429	38.79
Income from companies accounted for by the equity method	15	13	24	(11)	(45.25)	(10)	(39.37)
Net fees	2,371	1,983	1,858	125	6.74	514	27.64
Insurance activity	—	—	—	—	—	—	—
Commercial revenue	7,499	6,175	5,566	609	10.93	1,933	34.73
Gains (losses) on financial transactions	510	316	186	130	69.89	324	174.46
Gross operating income	8,009	6,490	5,752	738	12.84	2,257	39.24
Income from non-financial services (net) and other operating income	106	89	99	(10)	(10.03)	7	7.02
General administrative expenses	(3,987)	(2,969)	(2,789)	(180)	6.45	(1,198)	42.95
Personnel	(2,450)	(1,860)	(1,763)	(98)	5.53	(687)	38.97
Other administrative expenses	(1,537)	(1,108)	(1,026)	(82)	8.02	(511)	49.78
Depreciation and amortisation	(440)	(365)	(358)	(7)	2.08	(82)	23.07
Net operating income	3,689	3,246	2,705	541	20.01	984	36.37
Net loan loss provisions	(636)	(477)	(670)	193	(28.79)	34	(5.10)
Other income	(62)	(122)	(57)	(65)	115.77	(5)	8.74
Income before taxes	2,991	2,647	1,978	669	33.81	1,013	51.21

	30.06.05		30.06.04	Variation w/o Abbey		Variation with Abbey

	with Abbey	w/o Abbey		Amount	%	Amount	%
Business volumes
Total assets	573,119	291,925	230,772	61,153	26.50	342,347	148.35
Loans and credits	364,031	199,780	159,361	40,419	25.36	204,669	128.43
Customer deposits	258,647	149,268	128,433	20,836	16.22	130,215	101.39

Retail Banking
Million euros

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	1,796	1,888	1,920	1,987	2,424	2,689
Income from companies accounted for by the equity method	15	9	9	9	6	8
Net fees	897	960	950	943	1,162	1,210
Insurance activity	—	—	—	—	—	—
Commercial revenue	2,708	2,858	2,878	2,938	3,592	3,907
Gains (losses) on financial transactions	80	106	49	90	255	255
Gross operating income	2,788	2,963	2,926	3,028	3,847	4,162
Income from non-financial services (net) and other operating income	43	57	37	42	114	(8)
General administrative expenses	(1,392)	(1,398)	(1,409)	(1,461)	(1,951)	(2,036)
Personnel	(876)	(887)	(893)	(938)	(1,190)	(1,259)
Other administrative expenses	(516)	(510)	(516)	(523)	(761)	(776)
Depreciation and amortisation	(175)	(182)	(184)	(193)	(251)	(189)
Net operating income	1,264	1,441	1,371	1,416	1,759	1,929
Net loan loss provisions	(296)	(374)	(357)	(349)	(270)	(366)
Other income	(53)	(4)	(19)	(205)	(43)	(19)
Income before taxes	916	1,062	995	862	1,447	1,544

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Business volumes
Total assets	221,586	230,772	242,267	520,335	550,684	573,119
Loans and credits	150,918	159,361	169,535	328,848	341,444	364,031
Customer deposits	125,936	128,433	128,969	244,913	237,510	258,647

Retail Banking Continental Europe
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	2,517	2,220	297	13.39
Income from companies accounted for by the equity method	10	23	(13)	(56.23)
Net fees	1,280	1,241	40	3.20
Insurance activity	—	—	—	—
Commercial revenue	3,807	3,483	324	9.31
Gains (losses) on financial transactions	211	137	74	54.38
Gross operating income	4,018	3,620	399	11.01
Income from non-financial services (net) and other operating income	123	113	10	8.93
General administrative expenses	(1,612)	(1,565)	(47)	3.00
Personnel	(1,132)	(1,099)	(33)	3.00
Other administrative expenses	(479)	(465)	(14)	2.98
Depreciation and amortisation	(227)	(225)	(2)	0.78
Net operating income	2,302	1,942	360	18.53
Net loan loss provisions	(389)	(517)	128	(24.80)
Other income	(21)	(51)	30	(58.68)
Income before taxes	1,892	1,374	518	37.71

Retail Banking Continental Europe
Million euros

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	1,087	1,133	1,159	1,196	1,218	1,299
Income from companies accounted for by the equity method	14	9	7	8	5	4
Net fees	603	637	617	606	631	649
Insurance activity	—	—	—	—	—	—
Commercial revenue	1,704	1,779	1,783	1,810	1,855	1,952
Gains (losses) on financial transactions	62	75	58	73	94	118
Gross operating income	1,766	1,854	1,841	1,882	1,948	2,070
Income from non-financial services (net) and other operating income	52	61	47	48	65	58
General administrative expenses	(776)	(789)	(793)	(809)	(798)	(814)
Personnel	(546)	(553)	(557)	(569)	(563)	(570)
Other administrative expenses	(230)	(236)	(236)	(240)	(235)	(244)
Depreciation and amortisation	(111)	(115)	(116)	(126)	(111)	(116)
Net operating income	931	1,011	978	995	1,104	1,198
Net loan loss provisions	(227)	(290)	(273)	(306)	(166)	(223)
Other income	(39)	(13)	(11)	(34)	(14)	(7)
Income before taxes	666	708	694	655	924	968

Retail Banking Spain
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	1,716	1,585	131	8.25
Income from companies accounted for by the equity method	10	23	(13)	(56.23)
Net fees	1,075	1,021	54	5.24
Insurance activity	—	—	—	—
Commercial revenue	2,801	2,629	172	6.53
Gains (losses) on financial transactions	206	143	63	44.47
Gross operating income	3,007	2,772	235	8.48
Income from non-financial services (net) and other operating income	128	119	9	7.75
General administrative expenses	(1,234)	(1,216)	(18)	1.47
Personnel	(909)	(893)	(16)	1.78
Other administrative expenses	(325)	(323)	(2)	0.62
Depreciation and amortisation	(180)	(188)	8	(4.21)
Net operating income	1,721	1,487	234	15.75
Net loan loss provisions	(237)	(373)	136	(36.42)
Other income	(13)	(1)	(13)	—
Income before taxes	1,471	1,114	357	32.07

Retail Banking Spain
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	795	791	806	834	838	878
Income from companies accounted for by the equity method	14	9	7	8	5	4
Net fees	500	521	510	524	528	547
Insurance activity	—	—	—	—	—	—
Commercial revenue	1,308	1,321	1,322	1,366	1,371	1,430
Gains (losses) on financial transactions	51	92	50	77	84	122
Gross operating income	1,359	1,413	1,372	1,443	1,455	1,552
Income from non-financial services (net) and other operating income	55	64	50	50	67	60
General administrative expenses	(606)	(611)	(611)	(624)	(614)	(620)
Personnel	(446)	(447)	(448)	(458)	(453)	(456)
Other administrative expenses	(160)	(163)	(163)	(167)	(161)	(164)
Depreciation and amortisation	(93)	(95)	(93)	(100)	(88)	(92)
Net operating income	715	771	717	769	821	900
Net loan loss provisions	(164)	(208)	(195)	(218)	(110)	(127)
Other income	(16)	15	(12)	(41)	(8)	(6)
Income before taxes	535	578	511	510	703	768

Retail Banking Portugal
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	310	293	17	5.65
Income from companies accounted for by the equity method	—	—	—	—
Net fees	135	116	19	16.31
Insurance activity	—	—	—	—
Commercial revenue	445	410	36	8.69
Gains (losses) on financial transactions	6	(10)	16	—
Gross operating income	451	400	52	12.93
Income from non-financial services (net) and other operating income	(5)	(5)	1	(11.86)
General administrative expenses	(204)	(201)	(3)	1.41
Personnel	(135)	(134)	(1)	0.69
Other administrative expenses	(69)	(67)	(2)	2.85
Depreciation and amortisation	(27)	(26)	(1)	5.38
Net operating income	216	168	48	28.67
Net loan loss provisions	(38)	(18)	(20)	111.61
Other income	(3)	(42)	40	(93.72)
Income before taxes	175	108	68	63.05

Retail Banking Portugal
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	136	157	147	139	147	163
Income from companies accounted for by the equity method	—	—	—	—	—	—
Net fees	56	60	62	61	68	68
Insurance activity	—	—	—	—	—	—
Commercial revenue	192	217	209	200	214	231
Gains (losses) on financial transactions	15	(25)	13	4	11	(5)
Gross operating income	207	193	222	204	225	226
Income from non-financial services (net) and other operating income	(3)	(3)	(3)	(2)	(2)	(2)
General administrative expenses	(101)	(100)	(101)	(101)	(101)	(103)
Personnel	(66)	(67)	(68)	(65)	(66)	(68)
Other administrative expenses	(35)	(32)	(33)	(36)	(34)	(35)
Depreciation and amortisation	(12)	(14)	(14)	(16)	(13)	(14)
Net operating income	91	77	104	84	109	107
Net loan loss provisions	1	(19)	(27)	(30)	(3)	(35)
Other income	(22)	(21)	3	9	1	(4)
Income before taxes	70	37	80	63	108	68

Retail Banking United Kingdom (Abbey)
Million euros
Jan.-Jun. 05
Income statement
Net interest income	935
Income from companies accounted for by the equity method	1
Net fees	388
Insurance activity	—
Commercial revenue	1,324
Gains (losses) on financial transactions	194
Gross operating income	1,519
Income from non-financial services (net) and other operating income	17
General administrative expenses	(1,018)
Personnel	(589)
Other administrative expenses	(428)
Depreciation and amortisation	(75)
Net operating income	443
Net loan loss provisions	(159)
Other income	61
Income before taxes	344

Retail Banking United Kingdom (Abbey)
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income					415	519
Income from companies accounted for by the equity method					1	1
Net fees					190	198
Insurance activity					—	—
Commercial revenue					606	718
Gains (losses) on financial transactions					100	95
Gross operating income					706	813
Income from non-financial services (net) and other operating income					63	(46)
General administrative expenses					(510)	(508)
Personnel					(280)	(310)
Other administrative expenses					(230)	(198)
Depreciation and amortisation					(72)	(4)
Net operating income					187	256
Net loan loss provisions					(58)	(101)
Other income					19	41
Income before taxes					148	196

Retail Banking United Kingdom (Abbey)
Million pound sterling

Jan.-Jun. 05
Income statement
Net interest income	641
Income from companies accounted for by the equity method	1
Net fees	266
Insurance activity	—
Commercial revenue	908
Gains (losses) on financial transactions	133
Gross operating income	1,042
Income from non-financial services (net) and other operating income	12
General administrative expenses	(698)
Personnel	(404)
Other administrative expenses	(294)
Depreciation and amortisation	(51)
Net operating income	304
Net loan loss provisions	(109)
Other income	42
Income before taxes	236

Retail Banking United Kingdom (Abbey)
Million pound sterling

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income					288	353
Income from companies accounted for by the equity method					0	1
Net fees					132	135
Insurance activity					—	—
Commercial revenue					420	488
Gains (losses) on financial transactions					69	64
Gross operating income					489	552
Income from non-financial services (net) and other operating income					44	(32)
General administrative expenses					(354)	(345)
Personnel					(194)	(210)
Other administrative expenses					(160)	(134)
Depreciation and amortisation					(50)	(2)
Net operating income					130	174
Net loan loss provisions					(40)	(69)
Other income					13	28
Income before taxes					103	134

Retail Banking Latin America
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	1,661	1,464	197	13.47
Income from companies accounted for by the equity method	4	2	2	87.18
Net fees	703	617	85	13.85
Insurance activity	—	—	—	—
Commercial revenue	2,368	2,083	284	13.65
Gains (losses) on financial transactions	105	49	55	113.07
Gross operating income	2,472	2,132	340	15.94
Income from non-financial services (net) and other operating income	(33)	(13)	(20)	151.56
General administrative expenses	(1,357)	(1,224)	(133)	10.86
Personnel	(728)	(663)	(64)	9.72
Other administrative expenses	(629)	(561)	(68)	12.21
Depreciation and amortisation	(138)	(132)	(6)	4.29
Net operating income	944	763	181	23.77
Net loan loss provisions	(89)	(153)	65	(42.25)
Other income	(101)	(6)	(95)	—
Income before taxes	755	604	151	24.93

Retail Banking Latin America
Million euros

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	709	755	761	791	790	871
Income from companies accounted for by the equity method	1	0	2	1	0	3
Net fees	294	323	333	337	341	362
Insurance activity	—	—	—	—	—	—
Commercial revenue	1,004	1,079	1,095	1,129	1,132	1,236
Gains (losses) on financial transactions	18	31	(10)	17	62	43
Gross operating income	1,023	1,110	1,085	1,146	1,194	1,279
Income from non-financial services (net) and other operating income	(9)	(4)	(9)	(6)	(14)	(19)
General administrative expenses	(616)	(608)	(616)	(652)	(643)	(714)
Personnel	(330)	(334)	(335)	(369)	(348)	(380)
Other administrative expenses	(286)	(274)	(281)	(283)	(295)	(334)
Depreciation and amortisation	(65)	(68)	(68)	(66)	(68)	(70)
Net operating income	333	430	393	421	468	476
Net loan loss provisions	(69)	(84)	(85)	(43)	(46)	(42)
Other income	(14)	9	(7)	(171)	(48)	(53)
Income before taxes	249	354	301	207	374	380

Retail Banking Latin America
Million dollars
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	2,135	1,795	339	18.89
Income from companies accounted for by the equity method	5	2	2	96.12
Net fees	903	757	146	19.28
Insurance activity	—	—	—	—
Commercial revenue	3,042	2,555	487	19.07
Gains (losses) on financial transactions	134	60	74	123.24
Gross operating income	3,176	2,615	561	21.47
Income from non-financial services (net) and other operating income	(43)	(16)	(26)	163.56
General administrative expenses	(1,744)	(1,501)	(242)	16.15
Personnel	(935)	(814)	(122)	14.95
Other administrative expenses	(808)	(688)	(121)	17.56
Depreciation and amortisation	(177)	(162)	(15)	9.26
Net operating income	1,213	935	278	29.67
Net loan loss provisions	(114)	(188)	74	(39.50)
Other income	(130)	(7)	(123)	—
Income before taxes	969	741	229	30.89

Retail Banking Latin America
Million dollars
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	885	910	929	1,018	1,037	1,098
Income from companies accounted for by the equity method	2	0	2	1	1	4
Net fees	368	389	406	434	447	456
Insurance activity	—	—	—	—	—	—
Commercial revenue	1,255	1,300	1,338	1,452	1,484	1,558
Gains (losses) on financial transactions	23	38	(12)	22	81	53
Gross operating income	1,277	1,338	1,326	1,474	1,565	1,611
Income from non-financial services (net) and other operating income	(12)	(5)	(11)	(8)	(18)	(24)
General administrative expenses	(769)	(732)	(753)	(839)	(843)	(900)
Personnel	(412)	(402)	(410)	(474)	(456)	(479)
Other administrative expenses	(358)	(330)	(343)	(365)	(387)	(421)
Depreciation and amortisation	(81)	(81)	(83)	(86)	(89)	(88)
Net operating income	416	520	480	542	614	599
Net loan loss provisions	(86)	(101)	(103)	(58)	(60)	(53)
Other income	(18)	11	(9)	(212)	(63)	(67)
Income before taxes	312	429	367	271	491	479

Retail Banking Brazil
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	591	541	50	9.18
Income from companies accounted for by the equity method	1	0	0	183.17
Net fees	260	215	45	20.97
Insurance activity	—	—	—	—
Commercial revenue	851	756	95	12.58
Gains (losses) on financial transactions	62	28	34	121.01
Gross operating income	914	784	129	16.48
Income from non-financial services (net) and other operating income	(2)	3	(5)	—
General administrative expenses	(552)	(478)	(73)	15.36
Personnel	(296)	(258)	(38)	14.82
Other administrative expenses	(256)	(220)	(35)	15.99
Depreciation and amortisation	(68)	(49)	(18)	36.82
Net operating income	292	260	32	12.41
Net loan loss provisions	(43)	(72)	29	(40.42)
Other income	(26)	(1)	(25)	—
Income before taxes	223	187	36	19.16

Retail Banking Brazil
Million euros

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	258	283	269	263	294	297
Income from companies accounted for by the equity method	0	0	0	0	0	0
Net fees	108	106	122	124	125	134
Insurance activity	—	—	—	—	—	—
Commercial revenue	367	389	391	387	419	432
Gains (losses) on financial transactions	17	12	(0)	22	11	52
Gross operating income	383	401	391	409	430	484
Income from non-financial services (net) and other operating income	1	2	(1)	1	2	(4)
General administrative expenses	(242)	(236)	(236)	(280)	(262)	(290)
Personnel	(130)	(128)	(131)	(167)	(145)	(151)
Other administrative expenses	(112)	(108)	(105)	(114)	(117)	(139)
Depreciation and amortisation	(24)	(25)	(27)	(33)	(35)	(33)
Net operating income	118	142	126	96	135	157
Net loan loss provisions	(42)	(30)	(51)	(50)	(23)	(20)
Other income	1	(2)	18	(31)	3	(30)
Income before taxes	77	110	93	15	116	107

Retail Banking Brazil
Million dollars
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	759	664	96	14.40
Income from companies accounted for by the equity method	1	0	1	196.69
Net fees	334	263	70	26.74
Insurance activity	—	—	—	—
Commercial revenue	1,094	927	166	17.95
Gains (losses) on financial transactions	80	35	46	131.56
Gross operating income	1,174	962	212	22.04
Income from non-financial services (net) and other operating income	(3)	4	(7)	—
General administrative expenses	(709)	(586)	(122)	20.87
Personnel	(380)	(316)	(64)	20.30
Other administrative expenses	(329)	(270)	(58)	21.53
Depreciation and amortisation	(87)	(61)	(26)	43.35
Net operating income	375	319	57	17.78
Net loan loss provisions	(55)	(88)	33	(37.58)
Other income	(34)	(1)	(33)	—
Income before taxes	287	230	57	24.85

Retail Banking Brazil
Million dollars
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	322	341	329	339	385	374
Income from companies accounted for by the equity method	0	0	0	0	0	1
Net fees	135	128	149	159	164	169
Insurance activity	—	—	—	—	—	—
Commercial revenue	458	469	478	499	550	544
Gains (losses) on financial transactions	21	14	(0)	28	14	66
Gross operating income	479	483	478	527	563	610
Income from non-financial services (net) and other operating income	1	2	(1)	1	2	(5)
General administrative expenses	(302)	(284)	(289)	(360)	(344)	(365)
Personnel	(162)	(154)	(161)	(213)	(190)	(190)
Other administrative expenses	(140)	(130)	(128)	(146)	(153)	(175)
Depreciation and amortisation	(30)	(30)	(33)	(43)	(46)	(41)
Net operating income	148	171	154	125	177	199
Net loan loss provisions	(53)	(35)	(62)	(64)	(30)	(25)
Other income	1	(2)	22	(38)	5	(38)
Income before taxes	96	134	114	23	151	135

Retail Banking Brazil
Million brazilian real
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	1,946	1,970	(25)	(1.25)
Income from companies accounted for by the equity method	2	1	1	156.10
Net fees	855	782	74	9.41
Insurance activity	—	—	—	—
Commercial revenue	2,803	2,753	50	1.82
Gains (losses) on financial transactions	206	103	103	99.89
Gross operating income	3,008	2,856	153	5.35
Income from non-financial services (net) and other operating income	(8)	11	(19)	—
General administrative expenses	(1,817)	(1,741)	(76)	4.34
Personnel	(975)	(939)	(36)	3.85
Other administrative expenses	(842)	(803)	(39)	4.91
Depreciation and amortisation	(222)	(180)	(43)	23.74
Net operating income	962	946	16	1.67
Net loan loss provisions	(141)	(262)	121	(46.11)
Other income	(86)	(2)	(84)	—
Income before taxes	734	681	53	7.77

Retail Banking Brazil
Million brazilian real
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	934	1,036	979	948	1,026	920
Income from companies accounted for by the equity method	0	0	1	1	0	2
Net fees	392	389	443	447	438	417
Insurance activity	—	—	—	—	—	—
Commercial revenue	1,327	1,426	1,423	1,397	1,464	1,339
Gains (losses) on financial transactions	60	43	(1)	80	37	169
Gross operating income	1,387	1,469	1,422	1,477	1,501	1,507
Income from non-financial services (net) and other operating income	4	8	(4)	2	6	(14)
General administrative expenses	(875)	(866)	(859)	(1,014)	(915)	(901)
Personnel	(469)	(470)	(478)	(603)	(507)	(468)
Other administrative expenses	(406)	(396)	(381)	(410)	(408)	(434)
Depreciation and amortisation	(88)	(92)	(99)	(121)	(121)	(101)
Net operating income	428	518	459	345	470	491
Net loan loss provisions	(154)	(108)	(185)	(180)	(79)	(62)
Other income	4	(6)	64	(112)	12	(98)
Income before taxes	278	403	338	53	404	331

Retail Banking Mexico
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	429	350	79	22.52
Income from companies accounted for by the equity method	0	(0)	0	—
Net fees	160	144	15	10.70
Insurance activity	—	—	—	—
Commercial revenue	589	494	94	19.07
Gains (losses) on financial transactions	(15)	15	(30)	—
Gross operating income	573	509	64	12.58
Income from non-financial services (net) and other operating income	(22)	(14)	(8)	52.95
General administrative expenses	(321)	(282)	(39)	13.68
Personnel	(159)	(145)	(13)	9.04
Other administrative expenses	(162)	(137)	(25)	18.62
Depreciation and amortisation	(26)	(25)	(0)	1.81
Net operating income	205	187	17	9.30
Net loan loss provisions	(20)	(18)	(1)	6.91
Other income	(10)	7	(18)	—
Income before taxes	175	176	(2)	(0.85)

Retail Banking Mexico
Million euros
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	173	178	197	206	200	228
Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	—
Net fees	62	82	77	77	77	83
Insurance activity	—	—	—	—	—	—
Commercial revenue	235	260	274	283	277	311
Gains (losses) on financial transactions	12	3	(13)	(13)	8	(23)
Gross operating income	246	263	261	270	285	288
Income from non-financial services (net) and other operating income	(7)	(7)	(7)	(8)	(10)	(11)
General administrative expenses	(148)	(134)	(143)	(157)	(151)	(170)
Personnel	(73)	(73)	(73)	(73)	(76)	(83)
Other administrative expenses	(75)	(61)	(70)	(84)	(75)	(87)
Depreciation and amortisation	(12)	(13)	(14)	(8)	(12)	(14)
Net operating income	79	108	98	97	111	93
Net loan loss provisions	(11)	(8)	(10)	21	(10)	(10)
Other income	4	4	(10)	(10)	(11)	1
Income before taxes	72	104	77	108	90	85

Retail Banking Mexico
Million dollars
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	551	429	122	28.37
Income from companies accounted for by the equity method	0	(0)	0	—
Net fees	205	177	28	15.98
Insurance activity	—	—	—	—
Commercial revenue	756	606	150	24.76
Gains (losses) on financial transactions	(20)	18	(38)	—
Gross operating income	736	624	112	17.95
Income from non-financial services (net) and other operating income	(28)	(17)	(10)	60.25
General administrative expenses	(412)	(346)	(66)	19.11
Personnel	(204)	(178)	(25)	14.24
Other administrative expenses	(209)	(168)	(41)	24.28
Depreciation and amortisation	(33)	(31)	(2)	6.67
Net operating income	263	230	33	14.51
Net loan loss provisions	(25)	(22)	(3)	12.02
Other income	(13)	9	(22)	—
Income before taxes	225	216	8	3.88

Retail Banking Mexico
Million dollars

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	215	214	241	264	263	288
Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	(0)
Net fees	78	99	94	99	101	104
Insurance activity	—	—	—	—	—	—
Commercial revenue	293	313	335	363	364	393
Gains (losses) on financial transactions	15	4	(16)	(16)	10	(30)
Gross operating income	308	317	319	347	374	362
Income from non-financial services (net) and other operating income	(9)	(9)	(8)	(10)	(14)	(14)
General administrative expenses	(185)	(161)	(175)	(202)	(198)	(214)
Personnel	(91)	(87)	(90)	(95)	(100)	(104)
Other administrative expenses	(94)	(74)	(85)	(107)	(99)	(110)
Depreciation and amortisation	(15)	(16)	(17)	(10)	(16)	(17)
Net operating income	99	131	120	125	146	117
Net loan loss provisions	(13)	(9)	(13)	26	(13)	(12)
Other income	5	4	(12)	(13)	(15)	1
Income before taxes	90	126	94	138	119	106

Retail Banking Mexico
Million new mexican peso
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	6,098	4,804	1,294	26.94
Income from companies accounted for by the equity method	0	(0)	0	—
Net fees	2,271	1,980	291	14.69
Insurance activity	—	—	—	—
Commercial revenue	8,369	6,784	1,585	23.36
Gains (losses) on financial transactions	(220)	203	(423)	—
Gross operating income	8,149	6,987	1,162	16.63
Income from non-financial services (net) and other operating income	(309)	(195)	(114)	58.47
General administrative expenses	(4,563)	(3,874)	(689)	17.78
Personnel	(2,254)	(1,995)	(259)	12.97
Other administrative expenses	(2,309)	(1,879)	(430)	22.89
Depreciation and amortisation	(366)	(347)	(19)	5.48
Net operating income	2,911	2,571	340	13.24
Net loan loss provisions	(278)	(251)	(27)	10.77
Other income	(145)	102	(247)	—
Income before taxes	2,488	2,422	66	2.72

Retail Banking Mexico
Million new mexican peso

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	2,368	2,435	2,754	2,990	2,938	3,159
Income from companies accounted for by the equity method	(0)	(0)	(0)	0	0	(0)
Net fees	853	1,127	1,080	1,123	1,127	1,144
Insurance activity	—	—	—	—	—	—
Commercial revenue	3,221	3,563	3,834	4,113	4,065	4,304
Gains (losses) on financial transactions	160	43	(179)	(184)	116	(336)
Gross operating income	3,381	3,606	3,655	3,929	4,181	3,968
Income from non-financial services (net) and other operating income	(96)	(99)	(95)	(114)	(153)	(155)
General administrative expenses	(2,037)	(1,838)	(2,001)	(2,282)	(2,216)	(2,347)
Personnel	(1,000)	(995)	(1,028)	(1,071)	(1,113)	(1,142)
Other administrative expenses	(1,036)	(843)	(974)	(1,211)	(1,103)	(1,206)
Depreciation and amortisation	(163)	(184)	(189)	(118)	(178)	(188)
Net operating income	1,085	1,486	1,369	1,414	1,634	1,277
Net loan loss provisions	(148)	(103)	(147)	293	(146)	(132)
Other income	51	51	(139)	(146)	(162)	17
Income before taxes	989	1,433	1,084	1,561	1,326	1,162

Retail Banking Chile
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	307	265	42	16.01
Income from companies accounted for by the equity method	0	0	0	34.54
Net fees	86	74	12	16.28
Insurance activity	—	—	—	—
Commercial revenue	394	339	55	16.09
Gains (losses) on financial transactions	16	(4)	20	—
Gross operating income	410	335	75	22.41
Income from non-financial services (net) and other operating income	(1)	(3)	1	(42.59)
General administrative expenses	(177)	(172)	(4)	2.48
Personnel	(110)	(104)	(6)	5.78
Other administrative expenses	(67)	(69)	2	(2.52)
Depreciation and amortisation	(19)	(28)	9	(31.69)
Net operating income	213	132	81	61.05
Net loan loss provisions	(42)	(40)	(2)	4.99
Other income	(20)	(11)	(9)	78.64
Income before taxes	151	81	70	86.13

Retail Banking Chile
Million euros

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	120	145	142	153	130	177
Income from companies accounted for by the equity method	(0)	0	0	(0)	0	0
Net fees	35	39	38	42	41	45
Insurance activity	—	—	—	—	—	—
Commercial revenue	156	184	180	194	171	223
Gains (losses) on financial transactions	(4)	(0)	0	(1)	13	3
Gross operating income	151	184	181	193	184	226
Income from non-financial services (net) and other operating income	(1)	(1)	(1)	(1)	(0)	(1)
General administrative expenses	(85)	(87)	(89)	(62)	(84)	(93)
Personnel	(51)	(53)	(53)	(46)	(50)	(60)
Other administrative expenses	(34)	(34)	(36)	(16)	(34)	(32)
Depreciation and amortisation	(14)	(14)	(12)	(12)	(9)	(10)
Net operating income	51	81	78	118	91	122
Net loan loss provisions	(12)	(27)	(12)	(20)	(23)	(19)
Other income	(9)	(2)	(6)	(41)	(3)	(17)
Income before taxes	30	52	60	57	66	86

Retail Banking Chile
Million dollars
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	395	325	70	21.55
Income from companies accounted for by the equity method	1	0	0	40.96
Net fees	111	91	20	21.83
Insurance activity	—	—	—	—
Commercial revenue	506	416	90	21.63
Gains (losses) on financial transactions	21	(5)	26	—
Gross operating income	527	411	116	28.26
Income from non-financial services (net) and other operating income	(2)	(3)	1	(39.85)
General administrative expenses	(227)	(212)	(16)	7.37
Personnel	(141)	(127)	(14)	10.82
Other administrative expenses	(86)	(84)	(2)	2.13
Depreciation and amortisation	(24)	(34)	10	(28.43)
Net operating income	274	162	111	68.73
Net loan loss provisions	(54)	(49)	(5)	10.00
Other income	(25)	(14)	(12)	87.16
Income before taxes	194	100	95	95.02

Retail Banking Chile
Million dollars
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	150	175	173	196	170	225
Income from companies accounted for by the equity method	(0)	0	1	(0)	0	0
Net fees	44	46	46	54	54	57
Insurance activity	—	—	—	—	—	—
Commercial revenue	194	222	220	249	225	282
Gains (losses) on financial transactions	(5)	(0)	0	(1)	17	3
Gross operating income	189	222	221	248	242	285
Income from non-financial services (net) and other operating income	(2)	(1)	(2)	(1)	(0)	(2)
General administrative expenses	(107)	(105)	(108)	(81)	(110)	(117)
Personnel	(64)	(64)	(64)	(60)	(65)	(76)
Other administrative expenses	(43)	(41)	(44)	(21)	(45)	(41)
Depreciation and amortisation	(17)	(17)	(15)	(16)	(12)	(12)
Net operating income	64	98	95	150	119	154
Net loan loss provisions	(15)	(33)	(15)	(26)	(30)	(24)
Other income	(11)	(2)	(7)	(52)	(3)	(22)
Income before taxes	37	63	73	73	86	108

Retail Banking Chile
Million chilean peso
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	228,983	197,711	31,272	15.82
Income from companies accounted for by the equity method	305	227	78	34.31
Net fees	64,135	55,248	8,887	16.09
Insurance activity	—	—	—	—
Commercial revenue	293,422	253,186	40,237	15.89
Gains (losses) on financial transactions	12,011	(3,258)	15,269	—
Gross operating income	305,433	249,927	55,506	22.21
Income from non-financial services (net) and other operating income	(1,105)	(1,927)	823	(42.68)
General administrative expenses	(131,667)	(128,697)	(2,970)	2.31
Personnel	(81,910)	(77,567)	(4,342)	5.60
Other administrative expenses	(49,757)	(51,130)	1,372	(2.68)
Depreciation and amortisation	(14,104)	(20,682)	6,578	(31.80)
Net operating income	158,557	98,621	59,937	60.77
Net loan loss provisions	(31,162)	(29,731)	(1,431)	4.81
Other income	(14,685)	(8,234)	(6,450)	78.34
Income before taxes	112,711	60,656	52,055	85.82

Retail Banking Chile
Million chilean peso
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	88,245	109,466	108,691	117,061	98,579	130,404
Income from companies accounted for by the equity method	(14)	241	352	(224)	212	93
Net fees	26,073	29,175	29,110	31,910	31,097	33,038
Insurance activity	—	—	—	—	—	—
Commercial revenue	114,304	138,881	138,152	148,746	129,888	163,534
Gains (losses) on financial transactions	(3,059)	(199)	205	(578)	9,972	2,039
Gross operating income	111,245	138,682	138,357	148,169	139,859	165,574
Income from non-financial services (net) and other operating income	(988)	(939)	(1,089)	(671)	(4)	(1,101)
General administrative expenses	(62,738)	(65,959)	(67,942)	(47,998)	(63,884)	(67,783)
Personnel	(37,476)	(40,092)	(40,467)	(35,692)	(37,732)	(44,177)
Other administrative expenses	(25,262)	(25,867)	(27,475)	(12,305)	(26,151)	(23,606)
Depreciation and amortisation	(10,016)	(10,667)	(9,553)	(9,290)	(7,002)	(7,103)
Net operating income	37,503	61,117	59,774	90,210	68,970	89,587
Net loan loss provisions	(9,095)	(20,636)	(9,629)	(15,398)	(17,230)	(13,932)
Other income	(6,596)	(1,638)	(4,591)	(31,347)	(1,922)	(12,763)
Income before taxes	21,812	38,843	45,554	43,465	49,819	62,892

Asset Management and Insurance
Million euros
	Jan.-Jun. 05		Jan.-Jun. 04	Variation w/o Abbey		Variation with Abbey

	with Abbey	w/o Abbey		Amount	%	Amount	%
Income statement
Net interest income	(33)	12	8	5	60.92	(41)	—
Income from companies accounted for by the equity method	—	—	(5)	5	(100.00)	5	(100.00)
Net fees	290	243	224	19	8.40	66	29.21
Insurance activity	399	108	79	29	37.29	320	405.93
Commercial revenue	656	364	306	58	18.79	349	114.06
Gains (losses) on financial transactions	23	20	3	16	488.53	19	577.93
Gross operating income	678	384	310	74	23.89	369	119.10
Income from non-financial services (net) and other operating income	(0)	(0)	2	(2)	—	(2)	—
General administrative expenses	(299)	(122)	(120)	(2)	1.46	(179)	149.42
Personnel	(138)	(72)	(74)	1	(1.98)	(65)	87.92
Other administrative expenses	(161)	(50)	(46)	(3)	6.93	(115)	247.23
Depreciation and amortisation	(9)	(8)	(9)	1	(7.03)	(0)	3.32
Net operating income	370	254	183	71	38.53	187	102.09
Net loan loss provisions	(0)	(0)	1	(1)	—	(1)	—
Other income	9	9	(1)	11	—	11	—
Income before taxes	379	263	182	81	44.24	197	108.14

	30.06.05		30.06.04	Variation w/o Abbey		Variation with Abbey

	with Abbey	w/o Abbey		Amount	%	Amount	%
Business volumes
Total assets	8,087	8,087	6,251	1,835	29.36	1,835	29.36
Loans and credits	249	249	374	(125)	(33.39)	(125)	(33.39)
Customer deposits	23	23	20	3	13.80	3	13.80

Asset Management and Insurance
Million euros

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05
Income statement
Net interest income	3	4	5	5	(18)	(15)
Income from companies accounted for by the equity method	—	(5)	0	(0)	—	—
Net fees	109	115	114	114	141	149
Insurance activity	32	46	42	44	214	184
Commercial revenue	145	161	160	163	337	318
Gains (losses) on financial transactions	3	0	4	4	14	9
Gross operating income	148	161	164	167	352	327
Income from non-financial services (net) and other operating income	(0)	2	(1)	0	0	(0)
General administrative expenses	(58)	(62)	(64)	(66)	(138)	(161)
Personnel	(36)	(38)	(38)	(39)	(65)	(73)
Other administrative expenses	(22)	(24)	(26)	(27)	(73)	(88)
Depreciation and amortisation	(4)	(5)	(3)	(4)	(5)	(4)
Net operating income	86	97	95	97	208	162
Net loan loss provisions	(1)	2	1	0	(4)	4
Other income	1	(2)	1	(5)	9	1
Income before taxes	85	97	97	92	213	166

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Business volumes
Total assets	10,285	6,251	6,594	6,957	7,266	8,087
Loans and credits	1,116	374	405	476	369	249
Customer deposits	20	20	23	36	24	23

Global Wholesale Banking
Million euros
			Variation

	Jan.-Jun. 05	Jan.-Jun. 04	Amount	%
Income statement
Net interest income	262	358	(95)	(26.68)
Income from companies accounted for by the equity method	—	0	(0)	(100.00)
Net fees	223	205	18	8.94
Insurance activity	—	—	—	—
Commercial revenue	485	562	(77)	(13.71)
Gains (losses) on financial transactions	447	275	171	62.36
Gross operating income	932	837	94	11.27
Income from non-financial services (net) and other operating income	(8)	(11)	3	(28.77)
General administrative expenses	(265)	(234)	(30)	12.98
Personnel	(159)	(143)	(17)	11.67
Other administrative expenses	(106)	(92)	(14)	15.02
Depreciation and amortisation	(26)	(25)	(1)	3.47
Net operating income	633	567	66	11.70
Net loan loss provisions	2	(75)	77	—
Other income	4	1	2	198.83
Income before taxes	638	493	145	29.45

			Variation

	30.06.05	30.06.04	Amount	%
Business volumes
Total assets	137,825	126,879	10,946	8.63
Loans and credits	26,030	29,895	(3,865)	(12.93)
Customer deposits	33,787	34,118	(331)	(0.97)

Global Wholesale Banking
Million euros

	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	QQ1 ’05	Q2 ’05
Income statement
Net interest income	196	162	171	148	143	120
Income from companies accounted for by the equity method	—	0	0	0	1	(1)
Net fees	103	102	89	99	100	123
Insurance activity	—	—	—	—	—	—
Commercial revenue	298	264	260	247	244	242
Gains (losses) on financial transactions	164	111	127	125	180	267
Gross operating income	463	375	387	372	423	509
Income from non-financial services (net) and other operating income	(5)	(6)	(6)	(6)	(6)	(2)
General administrative expenses	(115)	(119)	(119)	(132)	(130)	(135)
Personnel	(71)	(72)	(73)	(84)	(78)	(82)
Other administrative expenses	(44)	(47)	(46)	(49)	(52)	(53)
Depreciation and amortisation	(13)	(12)	(12)	(13)	(12)	(14)
Net operating income	329	238	250	221	275	358
Net loan loss provisions	(34)	(41)	(70)	(19)	(21)	22
Other income	(5)	6	0	1	8	(4)
Income before taxes	290	203	181	204	263	375

	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05
Business volumes
Total assets	121,385	126,879	131,632	138,984	136,300	137,825
Loans and credits	30,922	29,895	28,501	28,764	27,704	26,030
Customer deposits	33,997	34,118	31,339	38,866	41,332	33,787

NPL
%
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05

Continental Europe	0.88	0.83	0.82	0.83	0.86	0.81
Santander Central Hispano Network	0.70	0.64	0.62	0.60	0.60	0.59
Banesto	0.69	0.65	0.64	0.64	0.57	0.54
Santander Consumer	2.04	2.05	2.24	2.37	2.44	2.25
Portugal	1.47	1.30	1.12	1.38	1.68	1.38

United Kingdom (Abbey)				0.70	0.84	0.80

Latin America	3.20	3.20	2.99	2.95	2.73	2.17
Brazil	2.67	2.38	2.08	2.85	2.70	2.89
Mexico	1.36	1.27	1.23	1.28	0.89	0.89
Chile	4.00	3.66	3.36	3.54	3.42	2.98
Operating Areas	1.26	1.21	1.17	0.99	1.04	0.96

Spain	0.73	0.67	0.66	0.64	0.61	0.59

NPL coverage
%
	31.03.04	30.06.04	30.09.04	31.12.04	31.03.05	30.06.05

Continental Europe	196.30	213.46	224.42	227.03	226.82	242.35
Santander Central Hispano Network	193.52	224.89	245.78	268.47	267.12	274.52
Banesto	273.18	284.00	283.73	273.16	336.68	349.50
Santander Consumer	131.27	134.48	128.24	124.82	127.23	128.63
Portugal	156.49	172.70	204.78	205.28	182.44	216.93

United Kingdom (Abbey)				91.39	71.81	73.73

Latin America	140.36	143.89	150.02	152.36	160.15	180.81
Brazil	213.06	222.68	237.13	188.17	188.11	164.62
Mexico	242.74	255.41	253.30	213.46	290.07	286.56
Chile	109.51	114.41	124.41	126.84	130.95	141.12
Operating Areas	173.30	183.80	193.48	167.99	160.69	173.54

Spain	212.59	237.55	253.41	262.52	284.35	302.44

Spreads loans and deposits
%
	Q1 ’04	Q2 ’04	Q3 ’04	Q4 ’04	Q1 ’05	Q2 ’05

Santander Central Hispano Network
Spread loans	1.94	1.90	1.75	1.63	1.58	1.61
Spread deposits	1.35	1.37	1.39	1.38	1.40	1.39
SUM	3.29	3.27	3.14	3.01	2.98	3.00

Retail Banking Banesto
Spread loans	2.03	1.88	1.79	1.70	1.74	1.70
Spread deposits	1.32	1.29	1.29	1.26	1.16	1.14
SUM	3.35	3.17	3.08	2.96	2.90	2.84

Santander Consumer
Spread loans	4.81	4.82	4.77	4.62	4.59	4.59

Retail Banking Portugal
Spread loans	1.78	1.71	1.67	1.63	1.64	1.60
Spread deposits	1.25	1.21	1.19	1.22	1.22	1.23
SUM	3.03	2.92	2.86	2.85	2.86	2.83

Retail Banking Brazil
Spread loans	16.04	15.35	15.25	14.80	14.68	14.15
Spread deposits	2.74	2.56	2.66	2.83	2.81	2.81
SUM	18.78	17.91	17.91	17.63	17.49	16.96

Retail Banking Mexico
Spread loans	5.56	5.79	6.12	6.49	6.85	7.40
Spread deposits	2.77	2.94	3.26	3.75	4.02	3.90
SUM	8.33	8.73	9.38	10.24	10.87	11.30

Retail Banking Chile
Spread loans	5.15	4.95	4.94	4.76	4.73	5.01
Spread deposits	0.87	0.90	0.93	0.96	1.06	1.00
SUM	6.02	5.85	5.87	5.72	5.79	6.01

Risk-weighted assets
Million euros
	31.03.05	30.06.05

Continental Europe	187,353	200,360
Santander Central Hispano Network	69,944	71,968
Banesto	44,254	49,491
Santander Consumer	24,875	26,890
Portugal	22,156	21,569
United Kingdom (Abbey)	92,025	92,903

Latin America	42,977	51,521
Brazil	10,025	14,186
Mexico	10,143	12,453
Chile	10,460	11,858
Operating Areas	322,356	344,784

Financial management and equity stakes	36,478	39,644

Total	358,834	384,428

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: July 28, 2005	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President